6/5

07024131

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grand Banks Energy Corp.

*CURRENT ADDRESS

PROCESSED

**FORMER NAME JUN 0 8 2007

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 34896 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/6/07



Grand Banks
Energy Corporation

ANNUAL MEETING

The Annual Meeting of Shareholders of Grand Banks Energy Corporation will be held on Tuesday, June 5, 2007 at 10:30 a.m. (Calgary time) in the Cardium Room of the Calgary Petroleum Club located at 319 Fifth Avenue S.W., Calgary, Alberta. All shareholders are cordially invited and encouraged to attend.

TABLE OF CONTENTS

HIGHLIGHTS

Years Ended December 31,	2006	2005	Change	2004
(000s, except per share amounts)	($)	($)	(%)	($)
Financial Results				
Gross revenues	**17,504**	17,377	1	2,590
Net (loss) before income taxes	**(679)**	(2,160)	69	(1,260)
Net income (loss)	**627**	930	(33)	999
Per share - basic	**0.02**	0.03	(33)	0.05
Per share - diluted	**0.02**	0.03	(33)	0.05
Funds flow from operations [1]	**9,706**	9,066	7	652
Per share - basic	**0.32**	0.34	(6)	0.03
Per share - diluted	**0.31**	0.32	(3)	0.03
Additions to property and equipment, net of proceeds	**25,956**	22,255	17	13,101
Total assets	**52,251**	42,336	23	24,647
Working capital	**(10,562)**	1,777	(694)	3,802
Asset retirement obligation	**961**	894	7	341
Flow-through share obligations	**3,855**	6,740	(43)	5,000
(000s)	(#)	(#)	(%)	(#)
Share Data				
Weighted average shares outstanding				
Basic	**30,173**	26,821	12	18,801
Diluted	**30,979**	28,489	9	19,075
Equity outstanding				
Common shares	**31,915**	29,750	7	23,272
Stock options	**2,854**	2,310	24	1,730
Warrants	**-**	-	-	2,344
Sales Volumes				
Crude oil and liquids (bbls/d)	**592**	258	129	68
Natural gas (mcf/d)	**1,556**	3,834	(59)	457
Royalty income (boe/d)	**1**	2	(50)	8
Average boe/d (6:1)	**852**	898	(5)	152
	($)	($)	(%)	($)
Product Prices				
Crude oil and liquids ($/bbl)	**63.07**	56.63	11	47.17
Natural gas ($/mcf)	**6.70**	8.50	(21)	6.70
	($/boe)	($/boe)	(%)	($/boe)
Netback Analysis				
Oil and gas revenue (6:1)	**56.11**	52.61	7	43.31
Royalty expense	**10.71**	14.35	(25)	7.83
Operating costs	**8.89**	6.18	44	8.94
Netback	**36.51**	32.08	14	26.54

(1) Funds flow from operations is a non-GAAP measure that represents net income plus depletion, depreciation and amortization, stock-based compensation, future taxes and other non-cash expenses. See further discussion under Non-GAAP Measures in the Management's Discussion and Analysis.

LETTER TO SHAREHOLDERS

OUR DRILLING SUCCESS IN 2006 WAS HIGHLIGHTED BY A MAJOR LEDUC REEF GAS DISCOVERY AT TOWER CREEK (HARLEY) THAT, ALONG WITH MEASURABLE PROGRESS IN OUR LIGHT OIL FOCUS AREA, HAS PROVIDED AN EXCELLENT BASE FROM WHICH TO ACCELERATE OUR GROWTH.



2006 was another year of growth and measurable progress for Grand Banks Energy Corporation. We continued to build a solid foundation of reserves and production with the drill bit, which was highlighted by the successful drilling of a 4,900-metre exploration well at Tower Creek (Harley) located in west central Alberta. As operator, we drilled and completed the significant Leduc sour gas discovery at 2-21-55-27 W5M (16.67% working interest), which, along with drilling success in our light oil focus area, has given us our best year ever in terms of reserves and value per share increases and has positioned us for strong production growth going forward.

■

Operational Highlights

■ During 2006, we drilled 28 gross (15.6 net) wells for an average 90% success rate. Average production was 852 boe/d, which was slightly below the 898 boe/d we posted a year ago. Having said that, we ended 2006 in a much stronger position as we essentially doubled our proved reserves while replacing our production 4.2 times. The reserve life index of the Corporation as at December 31, 2006, on a boe basis, was 6.9 years proved and 12.2 years proved plus probable compared to 4.2 years and 6.4 years, respectively, at the end of 2005. This increase in reserves came almost entirely from the drill bit and was achieved at a finding, development and acquisition cost of $25.64/boe proved or $15.56/boe proved plus probable. Moreover, almost all of our reserves consist of relatively high priced light oil and natural gas, resulting in an operating netback of $36.51/boe and a positive recycle ratio (including future development costs) of 1.42 proved or 2.35 proved plus probable.

Significant increases in our production levels will begin to reflect these reserves additions once we tie-in our Tower Creek gas discovery. During the second quarter of 2007, this well is expected to come on-stream at gross rates of about 20 mmcf/d, and as a result, corporate production is anticipated to increase to approximately 1,100 boe/d. Grand Banks, as operator, plans to spud a second exploration well at Tower Creek by July 2007, and if successful, expects to have the new well tested, tied-in and on-stream by the beginning of 2008.

We have also targeted a number of drilling locations for high value light oil in our Williston Basin focus area. During 2007, we intend to drill approximately 10 gross (9.5 net) oil wells in this area. At Sinclair, we have identified three promising "sweet spots" on our land base. The information and knowledge that we have gained from two years of exploration, as well as our refinements in the drilling and completion of oil wells on this play, have resulted in dramatic productivity increases. Consequently, we intend to allocate a substantial part of our 2007 budget developing these areas. We also have plans to drill at least one well in our Kingsford prospect area.

We recently put our Stoughton/Viewfield property, located in southeastern Saskatchewan, up for sale. This property, which was developed in 2006 by drilling four oil wells on the large-scale farm-in area, currently produces approximately 40 bbls/d net to Grand Banks and most of the lands associated with the sale lie within the heart of the emerging Bakken light oil resource play. This resource play is being developed by several larger companies in the area.



Edward C. McFeely, President & Chief Executive Officer

Financial Highlights

Gross revenues totaled $17.5 million in 2006, a modest increase over 2005. Year-over-year net income fell to $0.6 million or $0.02 per share due primarily to lower future income tax recoveries. Funds flow from operations improved slightly to $9.7 million or $0.31 per share as a result of a 14% increase in our netback to $36.51/boe, which was high by industry standards and a reflection of the quality of our light oil and the effect of royalty holidays. During 2006, the Corporation raised $4.2 million before commissions by way of a flow-through share financing at a price of $2.10 per share. These proceeds, together with cash flow and debt, were used to fund our 2006 drilling program. Since November 2003, we have raised approximately $32.2 million in equity, of which over 80% has come by way of flow-through shares. Grand Banks is an ideal vehicle for this type of financing because we possess over $52.0 million in tax pools and can, therefore, replace pools that have been renounced to our investors. We expect both revenue and funds from operations to increase substantially in 2007 as we tie-in our Tower Creek gas discovery and further develop our light oil properties. Our capital budget for 2007 is expected to be funded primarily from cash flow and the proceeds of our minor property divestiture.

Growth Strategy

We will continue to grow our Corporation through lower risk development and exploitation drilling that is supplemented by a prudent mix of high impact exploration. We use cash flow from our successful discoveries to acquire additional lands, escalate development and fund our drilling programs. In order to help mitigate the effects of commodity price swings, we will continue to develop both light oil and natural gas production. We expect the ratio of our production of oil and gas to be approximately 50/50 once our Tower Creek well commences production. We will continue to pursue and evaluate acquisition opportunities that are complementary to our operations and that provide sufficient upside potential for meaningful per share value gains.

Outlook

■ Grand Banks has all the components in place for both rapid growth in the short-term and sustained growth for the long-term, and given the current economic and industry climate, we see excellent potential for opportunities to further accelerate this growth. The current capital constrained environment is resulting in an increase in the supply of good quality acquisition and farm-in opportunities as other companies look for partners to drill wells on their lands, and the terms of these deals are also improving. In addition, we are seeing signs that the inflated service costs that were associated with the unusually high activity levels during the past two years are beginning to moderate, and as a result, the potential now exists to increase our capital efficiency (we can get more barrels flowing for less money). Commodity prices are still very good by historical standards, thereby providing for improved revenues with production growth.

Our substantial production base, our inventory of land and drilling opportunities, our record of prudent financial management, our ability to effectively drill and operate both deep sour gas wells and horizontal oil wells, and our energized and experienced team of oil and gas professionals give us the critical components that investors typically seek. The irony of the current industry climate is that while capital is more difficult to access, the business conditions are shaping up to be the best that we have seen in many years. We intend to undertake a number of initiatives to help position Grand Banks to access capital on terms that are attractive to our shareholders, including expanding the scope of our promotional activities in order to spread the Grand Banks story to new, prospective investors and financial institutions.

2006 was unquestionably the best year in our Corporation's history, and as a result, we are excited about our future. The sustained and diligent efforts of our dedicated and capable staff and Board of Directors are bearing fruit. We have qualified our Corporation as a prudently managed energy business that is able to create profitable growth with the drill bit. Our goal is to grow our production to the 4,000 to 5,000 bbls/d range within the next three to four years and, as always, to continue to increase the value of each share of Grand Banks Energy Corporation. We thank every investor for their interest and confidence in Grand Banks and we look forward to reporting the results of our efforts as we continue in our mission to accomplish our goals.

On behalf of the Board of Directors,



Edward C. McFeely
President & Chief Executive Officer
April 16, 2007

OPERATIONS REVIEW

DURING 2006, GRAND BANKS ACHIEVED RECORD RESERVES ADDITIONS THAT GREATLY INCREASED OUR RESERVE LIFE. AS THESE RESERVES ARE TIED-IN AND DEVELOPED OVER THE COURSE OF THE COMING YEAR, WE EXPECT OUR PRODUCTION RATE TO INCREASE SUBSTANTIALLY.




BRITISH COLUMBIA
Bonanza
ALBERTA
SASKATCHEWAN
MANITOBA
Harley
Edmonton
FOCUS AREA
PEACE RIVER ARCH/ WEST CENTRAL ALBERTA
Wood River
Calgary
FOCUS AREA
WILLISTON BASIN
Regina
Sinclair

Grand Banks focuses its efforts in two key operating areas: The Peace River Arch/West Central Alberta area, which is primarily a natural gas exploration region, and the Williston Basin area in southeastern Saskatchewan/southwestern Manitoba, a rich oil prone region.


Kingsford, Saskatchewan 32° API Light Oil Play
SASKATCHEWAN
Grand Banks Lands
Steelman Middle Unit
Central Battery
Middle Pool Boundary
Producing Oil Wells
2007 Locations
WEST KINGSFORD MIDDLE OIL POOL
STEELMAN MIDDLE OIL POOL
R7
R6W2

Williston Basin

Kingsford, Saskatchewan

The Kingsford property is located in southeastern Saskatchewan in the Williston Basin geological region. The area is characterized by high deliverability oil wells with moderate declines and high netbacks. Our property produces approximately 250 net bbls/d of 32° API oil from the Steelman Midale pool. Grand Banks currently operates, with a 74% average working interest, 6 gross (4.8 net) horizontal wells and 1 gross (0.4 net) vertical well. We also operate a central battery and water disposal facility (73% working interest) where the oil from our wells is gathered and treated and then shipped via pipeline to sales. During 2006, we upgraded these facilities such that they now have over 1,000 bbls/d of spare capacity to handle additional fluid volumes. As well, we acquired approximately 320 net acres of additional lands in the area and have plans to drill at least one development well on the property in 2007.


Sinclair, Manitoba 40° API Light Oil Play
MANITOBA
T8
T7
T6
T5
R30
R29
R28
R27W1
Grand Banks Lands
Bakken Three Forks Fairway
Grand Banks Producing Vertical Oil Wells
Grand Banks Horizontal Oil Wells

Sinclair, Manitoba

The Sinclair Three Forks/Torquay Upper Devonian light oil pool covers over 80 sections of land in southwestern Manitoba and just across the border into southeastern Saskatchewan. Industry activity continued to be robust on this play during 2006 with over 400 wells licenced and 375 wells drilled targeting this very high quality 40o API sweet crude oil.

During 2006, Grand Banks drilled 8 gross (5.9 net) vertical stepout and exploratory wells to better delineate the reservoir quality and production potential of our lands. This was followed up with 3 gross (3.0 net) development horizontal wells on our Saskatchewan acreage late in the year that has provided significant production and reserves additions. The horizontal wells have shown substantial gains in initial production rates (up to 100 bbls/d). In addition, horizontal wells produce at very low water-cuts and receive extremely favourable royalty incentive holidays. These factors result in low operating costs and excellent field netbacks for this play.

During the latter half of 2007, we have planned a steady drilling program of additional development horizontal wells along with a number of vertical delineation wells. Grand Banks operates over 21,000 net acres of land across this region, with the majority being at 100% working interests. Currently, Grand Banks has 18 single well oil batteries (14 vertical, 4 horizontal) producing approximately 240 net bbls/d.

■

Exploration Prospects

■ The Tower Creek (Harley) area in west central Alberta will once again be an exploration focus for Grand Banks in 2007. Following up on the significant Leduc sour gas discovery at 2-21-55-27 W5M in 2006, Grand Banks will operate with a 19.65% interest and have an after earned working interest of 17.56% in a 4,400-metre new pool wildcat well at 11-26-55-27 W5M. This well will target a 3-D seismically defined, very high deliverability, fractured and over-pressured Wabamun sweet

Harley (Tower Creek), Alberta


ALBERTA


Fox Creek
T61
T59
Grand Banks et al
Tower Creek
2-21-55-27 W5M Leduc
Discovery
T57
T55
T53
T51
Hinton
R6
R4
R2W6
R28
R26
R24
R22
R20
R18
R16
R14W5

gas reservoir only two miles from the newly constructed 14-15 gas plant.

During 2006 in the west central deep basin Kakwa region, we drilled a 50% working interest stepout to our 2005 Gething discovery targeting other Cretaceous gas bearing zones. A new exploration discovery was made in the Bluesky zone and gas was also tested from the existing Gething and Falher pools. Approvals for downspacing and commingling applications are needed before this gas is tied-in and placed on production, which is anticipated for late 2007.

Completion and tie-in of our Brazeau River exploration test was completed in the summer of 2006 with a gas and liquids rich discovery made in the Ellerslie and Upper Mannville zones. This area is characterized by multi-zone pay with potential in the Belly River, Upper and Lower Mannville and Nisku formations.

In the Wood River area of south central Alberta, Grand Banks made one new pool discovery in the Leduc formation and a second Leduc oil well was brought on-stream from a re-entry into an existing suspended Leduc oil producer. The new pool Leduc discovery encountered approximately 10 metres of oil pay and was tested at rates over 200 bbls/d. Pipeline work is currently underway to tie into an existing oil battery in the area. Production of approximately 35 net bbls/d is expected to commence early in the second quarter of 2007. Grand Banks has a 35.3% working interest in this well. The Leduc re-entry well was brought on production just after year-end with gross oil production rates of approximately 40 bbls/d. Grand Banks has a 70% working interest in this well.

In late 2005, Grand Banks, as operator and holding a 50% participatory interest, entered into a large-area farm-in with a major oil and gas company covering over 30,000 acres of land in southeastern Saskatchewan. The lands lie fully within an emerging Bakken light oil resource play that is being developed by several industry competitors and along traditional Mississippian subcrop trends. During 2006, Grand Banks drilled 1 gross (0.5 net) vertical exploration well and 4 gross (2.0 net) productive horizontal oil wells focusing on the Bakken formation potential. By year-end 2006, ten sections of land had been earned and net production was approximately 50 bbls/d with a significant number of exploitation locations set up by this activity. In order to maximize the value from the Bakken play, however, facilities must be installed to gather and process the oil, solution gas and water from this zone. Grand Banks believes that this value may be better realized by another company with a more concentrated land position and existing infrastructure. Accordingly, Grand Banks is currently in the process of disposing of all of its interests in this area, including the farm-in agreement through a public sales process.

Reserves

■ During 2006, Grand Banks achieved exceptional growth in reserves, including:

- Proved plus probable reserves per 100 shares (fully diluted) increased to 10.9 boe versus 6.1 boe in 2005;
- Grew proved reserves 102% and proved plus probable reserves 94%;
- Estimated net asset value per fully diluted share was $2.35 and $1.84 based on discounted proved plus probable reserve value before tax at 5% and 10%, respectively;
- Finding, development and acquisition costs on a proved plus probable basis with future development capital totaled $15.56/boe;
- Proved plus probable reserves replacement was 691%; and
- Proved plus probable reserve life index was 12.2 years based on 2006 exit production.

Summary of Year-End Working Interest Reserves and Values

	Proved Producing	Total Proved	Total Probable	Total Proved Plus Probable 2006	Change	2005
					(%)	
Crude oil (mbbls)	**1,008.5**	**1,356.2**	**996.2**	**2,352.5**	68	1,401.0
Natural gas (mmcf)	**1,249.7**	**3,571.8**	**4,783.8**	**8,355.6**	169	3,109.1
Liquids (mbbls)	**28.0**	**32.1**	**16.1**	**48.2**	31	36.9
Oil equivalent (mboe)	**1,244.8**	**1,983.6**	**1,809.7**	**3,793.3**	94	1,956.0
(000s)	($)	($)	($)	($)	(%)	($)
Before tax present value discounted at						
5%	**34,130.4**	**49,760.3**	**37,325.3**	**87,085.6**	78	48,897.0
10%	**29,799.3**	**42,587.7**	**26,496.4**	**69,084.1**	67	41,275.0

The above summary of reserves and values was based on the following price and cost assumptions:

Summary of Pricing and Inflation Rate Assumptions (Forecast Prices and Costs)

	Oil			Natural Gas		
Year	WTI Cushing	Edmonton Ref. Price	Cromer 29° API	Alberta Spot Price	Inflation Rate	Exchange Rate
	(US$/bbl)	(CDN$/bbl)	(CDN$/bbl)	(CDN$/mmbtu)	(%/year)	(US$/CDN$)
2007	61.00	68.58	63.78	7.15	2.0	0.87
2008	60.00	67.40	62.69	7.72	2.0	0.87
2009	60.00	67.37	62.66	7.70	2.0	0.87
2010	58.00	65.04	60.49	7.68	2.0	0.87
2011	56.00	62.71	58.32	7.83	2.0	0.87

Note: All prices and costs escalated at 2% per year after 2011.

Working Interest Reserves Reconciliation (Forecast Prices and Costs)

	Total Proved	Total Proved Plus Probable
	(mboe)	(mboe)
Opening balance - December 31, 2005	982.8	1,956.0
Acquisitions/dispositions	**16.0**	**14.3**
Extensions/revisions/discoveries	**1,295.9**	**2,134.1**
Production	**(311.1)**	**(311.1)**
Closing balance - December 31, 2006	**1,983.6**	**3,793.3**
Reserve replacement ratio	**4.2**	**6.9**
Reserve life index (years)	**6.4**	**12.2**

(Reserve life index has been based on the 2006 exit production rate of approximately 850 boe/d).

Finding, Development and Acquisition Costs

During 2006, Grand Banks spent approximately $26.0 million on exploration and development (including minor acquisition costs) and estimates its finding, development and acquisition costs to be as follows:

	Proved	Proved Plus Probable
(unaudited)	($/boe)	($/boe)
Finding, developing and acquisition costs, including future development capital	**25.64**	**15.56**

Recycle Ratio

The 2006 operating netback for the Corporation was $36.51/boe.

	Proved	Proved Plus Probable
All-in, including future development capital	**1.42**	**2.35**

Net Asset Value Per Fully Diluted Share Information Using Reserve Value at December 31, 2006 (Forecast Pricing and Costs)

	Before Tax	
	5%	10%
(000s, except per share amounts)	($)	($)
Proved plus probable reserve value, including future capital	**87,086**	**69,084**
Undeveloped property, at cost	**1,785**	**1,785**
Option proceeds	**3,548**	**3,548**
Net debt	**(10,562)**	**(10,562)**
Total net assets	**81,857**	**63,855**
Fully diluted shares outstanding (#)	**34,769**	**34,769**
Estimated net asset value per fully diluted share	**2.35**	**1.84**

Advisory

The oil and natural gas reserves data set forth above is based on a consolidation of evaluations performed by Paddock Lindstrom & Associates Ltd. ("Paddock Lindstrom"), excluding the Stoughton/Viewfield properties, and McDaniel & Associates Consultants Ltd. ("McDaniel"), for the Stoughton/Viewfield properties only, each being a qualified, independent reserves evaluator firm engaged by the Board of Directors to collectively evaluate the Corporation's oil and natural gas reserves. The above information, with an effective date of December 31, 2006, comes from the Paddock Lindstrom report dated February 22, 2007 and the McDaniel report dated January 18, 2007. These estimates were calculated using forecast prices and costs.

Finding, Development and Acquisition Costs

Finding, development and acquisition costs are the aggregate of the exploration, development and acquisition costs incurred in the most recent financial year and any change during that year in estimated future development costs. This number generally will not reflect total finding, development and acquisition costs related to reserves additions for that year.

Forecast Prices and Costs

Forecast prices and costs means future prices and costs used by Paddock Lindstrom and McDaniel in the reserves report that are generally accepted as being a reasonable outlook of the future, or fixed or currently determinable future prices or costs to which the Corporation is bound.

Reserves Replacement

Reserves replacement is calculated by dividing the changes in proved plus probable volumes from December 31, 2005 to December 31, 2006, prior to deducting the 2006 production, by 2006 production.

Working Interest

Working interest reserves equate to those reserves that are referred to as "gross" reserves by the Canadian Securities Association National Instrument NI 51-101 Standards of Disclosure for Oil and Gas Activities, which are the Corporation's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the Corporation.

Present Value

Present value of future net revenue attributable to Grand Banks' reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures and well abandonment costs for only those wells assigned reserves. It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to the Corporation's reserves estimated in the reserves report represent the fair market value of those reserves. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to effects of aggregation. The recovery and reserves estimates of the Corporation's oil, natural gas and liquids reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

Land Holdings

■ During 2006, Grand Banks participated in Crown land sales and earned lands through exploratory drilling, which brought the Corporation's total land holdings at December 31, 2006 to 94,455 gross (39,349 net) acres compared to 89,007 gross (35,058 net) acres a year ago.

		2006			2005	
	Gross	Net	Average Interest	Gross	Net	Average Interest
	(acres)	(acres)	(%)	(acres)	(acres)	(%)
Developed lands	**27,524**	**8,547**	**31**	25,761	7,792	30
Undeveloped lands	**66,931**	**30,802**	**46**	63,246	27,266	43
Total lands	**94,455**	**39,349**	**42**	89,007	35,058	39

Drilling Activity

■ Grand Banks participated in the drilling of 28 gross (15.6 net) wells in 2006 versus 36 gross (21.3 net) wells in 2005. Of this 2006 total, 7 gross (3.6 net) wells were exploratory and 21 gross (12.0 net) wells were development. The Corporation's success rate was 58% for exploration wells and 100% for development wells, representing an overall success rate of 90% in 2006.

	Exploration		Development		Total	
	Gross	Net	Gross	Net	Gross	Net
	(#)	(#)	(#)	(#)	(#)	(#)
2006						
Crude oil and liquids	**2**	**1.3**	**20**	**11.9**	**22**	**13.2**
Natural gas	**3**	**0.8**	**1**	**0.1**	**4**	**0.9**
Dry and abandoned	**2**	**1.5**	**-**	**-**	**2**	**1.5**
Total wells	**7**	**3.6**	**21**	**12.0**	**28**	**15.6**
Success rate (%)	**71**	**58**	**100**	**100**	**93**	**90**
2005						
Crude oil and liquids	2	1.2	16	12.1	18	13.3
Natural gas	2	0.7	3	0.8	5	1.5
Dry and abandoned	12	5.7	1	0.8	13	6.5
Total wells	16	7.6	20	13.7	36	21.3
Success rate (%)	25	25	95	94	64	69

Production

■ During 2006, Grand Banks' production averaged 852 boe/d compared to 898 boe/d in 2005. The 5% decline in average production was due to a 2,278 mcf/d decrease in natural gas volumes, primarily from a high decline gas well drilled in 2004 in the Virginia Hills area. This was largely offset by a 334 bbls/d increase in crude oil and liquids volumes from southeastern Saskatchewan and Manitoba.

MANAGEMENT'S DISCUSSION AND ANALYSIS

STRONG YEAR-OVER-YEAR RESULTS AND DISCIPLINED COST MANAGEMENT PROVIDES GRAND BANKS THE ABILITY TO INVEST IN GROWTH AND SEIZE OPPORTUNITIES TO BUILD VALUE.



This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Grand Banks Energy Corporation and accompanying notes for the year ended December 31, 2006. In this MD&A, production and reserves information are commonly reported in units of barrels of oil equivalent ("boe"). For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil. This conversion ratio of 6:1 is based on an energy equivalent wellhead value for the individual products. Such disclosures of boes may be misleading, particularly if used in isolation. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A and the annual financial statements and accompanying notes have been prepared by management and approved by the Audit Committee of the Board of Directors of Grand Banks and include information to April 16, 2007.

The quarterly financial statements have not been reviewed or audited on behalf of the shareholders by the Corporation's independent external auditors.

All financial measures presented in this Annual Report are expressed in Canadian dollars unless otherwise indicated.

Highlights

■ Grand Banks Energy Corporation ("Grand Banks" or the "Corporation") recorded average sales of natural gas, crude oil and liquids during the year ended December 31, 2006 of 852 boe/d versus 898 boe/d produced a year prior. However, during 2006 Grand Banks dramatically increased its reserves, thereby positioning the Corporation for commensurate increases in its production levels as it ties-in its Tower Creek gas discovery and develops its light oil properties.

During 2006, Grand Banks participated in 28 gross (15.6 net) wells, of which 22 gross (13.2 net) were cased oil wells, 4 gross (0.9 net) were cased gas wells and 2 gross (1.5 net) were dry holes, for an average 93% gross (90% net) success rate. By December 31, 2006, 20 gross (12.2 net) of these oil wells and 2 gross (0.2 net) gas wells had been brought on production. The remaining 2 gross (1.0 net) oil wells will be brought on-stream in 2007. The remaining 2 gross (0.7 net) gas wells are awaiting tie-in.

The Corporation will continue with its strategy for growth through the drill bit. The progress that has been made over the past year, which emphasizes lower risk development drilling, is expected to steadily increase corporate reserves. As reserves are added in a cost effective manner, depletion will decline and profitability will increase. Grand Banks will continue to devote a portion of its budget to high impact exploratory projects, financed primarily with the proceeds of flow-through financings. This strategy is particularly well suited to Grand Banks because the tax pools renounced to investors in flow-through shares are offset by corporate tax pools in excess of $52,000,000.

Financial and Operational Results

The following table summarizes the results for the years ended December 31, 2006, 2005 and 2004:

Years Ended December 31,	2006	2005	Change		2004
				(%)	
Sales Volumes					
Crude oil and liquids (bbls/d)	**592**	258	334	129	68
Natural gas (mcf/d)	**1,556**	3,834	(2,278)	(59)	457
Royalty income (boe/d)	**1**	2	(1)	(50)	8
Average boe/d (6:1)	**852**	898	(46)	(5)	152
	($)	($)	($)	(%)	($)
Product Prices					
Crude oil and liquids ($/bbl)	**63.07**	56.63	6.44	11	47.17
Natural gas ($/mcf)	**6.70**	8.50	(1.80)	(21)	6.70
(000s, except per share amounts)	($)	($)	($)	(%)	($)
Financial Results					
Gross revenues	**17,504**	17,377	127	1	2,590
Loss before income taxes	**(679)**	(2,160)	1,481	69	(1,260)
Net income (loss)	**627**	930	(303)	(33)	999
Per share - basic	**0.02**	0.03	(0.01)	(33)	0.05
Per share - diluted	**0.02**	0.03	(0.01)	(33)	0.05
Funds flow from operations	**9,706**	9,066	640	7	652
Per share - basic	**0.32**	0.34	(0.02)	(6)	0.03
Per share - diluted	**0.31**	0.32	(0.01)	(3)	0.03
Additions to property and equipment, net of proceeds	**25,956**	22,255	3,701	17	13,101
Total assets	**52,251**	42,336	9,915	23	24,647
Working capital	**(10,562)**	1,777	(12,339)	(694)	3,802
Asset retirement obligation	**961**	894	67	7	341
Flow-through share obligations	**3,855**	6,740	(2,885)	(43)	5,000
	($/boe)	($/boe)	($/boe)	(%)	($/boe)
Netback Analysis					
Oil and gas revenue (6:1)	**56.11**	52.61	3.50	7	43.31
Royalty expense	**10.71**	14.35	(3.64)	(25)	7.83
Operating costs	**8.89**	6.18	2.71	44	8.94
Netback	**36.51**	32.08	4.43	14	26.54

Sales Volumes

	Three Months Ended December 31,			Years Ended December 31,		
	2006	2005	Change	**2006**	2005	Change
			(%)			(%)
Crude oil and liquids (bbls/d)	**631**	522	21	**592**	258	129
Natural gas (mcf/d)	**1,363**	2,690	(49)	**1,556**	3,834	(59)
Royalty income (boe/d)	**2**	–	–	**1**	2	(50)
Average boe/d (6:1)	**860**	970	(11)	**852**	898	(5)

The 5% decline in average production was due to a 2,278 mcf/d decrease in natural gas volumes largely offset by a 334 bbls/d increase in crude oil and liquids volumes. The reduction in natural gas volumes was primarily due to expected declines at Virginia Hills in Alberta. Natural gas sales from the Tower Creek 02-21 well drilled in 2006 are expected to commence in June 2007. The increases in crude oil and liquid volumes were primarily as a result of new wells at Kingsford, Frys and Stoughton in Saskatchewan and Sinclair in Manitoba. All of the Corporation's sales volumes consisted of natural gas and light to medium gravity crude oil, with no heavy oil.

Gross Revenues

	Three Months Ended December 31,			Years Ended December 31,		
	2006	2005	Change	**2006**	2005	Change
(000s)	($)	($)	(%)	($)	($)	(%)
Crude oil and liquids	**3,443**	2,751	25	**13,637**	5,327	156
Natural gas	**863**	2,871	(70)	**3,806**	11,895	(68)
Royalty income	**9**	1	800	**13**	29	(55)
Interest and other income	**-**	30	(100)	**48**	126	(62)
	4,315	5,653	(24)	**17,504**	17,377	1

The 1% increase in total revenues for the year ended December 31, 2006 was due to a 156% increase in crude oil and liquids revenue offset by a 68% decrease in natural gas revenue. The increase in crude oil and liquids revenue was due to a 129% rise in crude oil and liquids volumes combined with an 11% increase in prices. Natural gas revenues declined in 2006 due to a 59% decrease in natural gas volumes and a 21% decline in product prices. For the year ended December 31, 2006, interest income totaled $48,000 versus $126,000 in 2005 due to lower average cash balances earning interest. The Corporation has not hedged any of its production.

Royalty Expenses

	Three Months Ended December 31,			Years Ended December 31,		
	2006	2005	Change	**2006**	2005	Change
(000s)	($)	($)	(%)	($)	($)	(%)
Royalty expenses	**737**	1,547	(52)	**3,331**	4,706	(29)
$/boe	**9.31**	17.34	(46)	**10.71**	14.35	(25)
Royalty rate (%)	**17.1**	27.5	–	**19.1**	27.3	–

The lower royalty rates were due to royalty holidays on new wells in Frys and Sinclair combined with lower volumes from a high royalty well at Virginia Hills.

Production Expenses

	Three Months Ended December 31,			Years Ended December 31,		
	2006	2005	Change	**2006**	2005	Change
(000s)	($)	($)	(%)	($)	($)	(%)
Production expenses	**729**	628	16	**2,766**	2,027	36
$/boe	**9.21**	7.04	31	**8.89**	6.18	44

Production expenses totaled $2,766,000 or $8.89/boe for 2006 compared to $2,027,000 or $6.18/boe a year ago. The $739,000 increase was a result of higher unit operating costs. The increase in unit operating costs resulted from lower production for the Virginia Hills well and an increase in oil production and its higher per unit production costs.

Depletion, Amortization and Accretion

	Three Months Ended December 31,			Years Ended December 31,		
	2006	2005	Change	**2006**	2005	Change
(000s)	($)	($)	(%)	($)	($)	(%)
Depletion and amortization	**2,125**	2,629	(19)	**9,493**	10,652	(11)
Loss on asset retirement	**-**	22	(100)	**-**	98	(100)
Accretion of asset retirement obligations	**24**	18	33	**85**	67	27
	2,149	2,669	(19)	**9,578**	10,817	(11)
$/boe	**27.15**	29.91	(9)	**30.79**	32.99	(6)

For the year ended December 31, 2006, the 11% decrease in depletion, amortization and accretion costs was due to a 5% decline in production volumes and a 6% decrease in the depletion, amortization and accretion rate. For the three months ended December 31, 2006, these costs declined 19% due to an 11% decrease in volumes and a 9% reduction in the depletion rate. The lower depletion rate was due to improved finding and developing costs of proved reserves.

Interest

	Three Months Ended December 31,			Years Ended December 31,		
	2006	2005	Change	**2006**	2005	Change
(000s)	($)	($)	(%)	($)	($)	(%)
Interest expenses	**40**	(6)	–	**177**	50	254
$/boe	**0.51**	(0.07)	–	**0.57**	0.15	–

The increase in interest costs was due to an increase of $89,000 in interest and line of credit fees combined with a rise of $38,000 in charges relating to flow-through share funds. The Corporation utilized its line of credit in 2006 as working capital declined from $1.8 million at December 31, 2005 to net debt of $10.6 million at December 31, 2006. The interest on flow-through shares relates to amounts renounced and not spent until the following year under the "look back" rule.

General and Administrative Costs

	Three Months Ended December 31,			Years Ended December 31,		
	2006	2005	Change	**2006**	2005	Change
(000s)	($)	($)	(%)	($)	($)	(%)
Gross general and administrative costs	**736**	589	25	**2,082**	1,679	24
Overhead recovered	**(172)**	(128)	34	**(587)**	(247)	138
Overhead capitalized	**-**	3	(100)	**-**	(178)	(100)
	564	464	22	**1,495**	1,254	19
$/boe	**7.12**	5.20	37	**4.81**	3.82	26

Year-over-year general and administrative costs increased $241,000 or 19% due primarily to expanded operations resulting in higher salaries and benefits, consulting fees and reduced overhead capitalized partially offset by increased recoveries from operations. Overhead recoveries increased due to more operated capital projects. The decrease in capitalized overhead was primarily as a result of higher overhead recovered. The increase in the cost per boe was attributable to lower production volumes combined with increased general and administrative costs. The 22% increase in general and administrative costs in the three-month period was primarily due to increased bonuses.

Stock-Based Compensation

	Three Months Ended December 31,			Years Ended December 31,		
	2006	2005	Change	**2006**	2005	Change
(000s)	($)	($)	(%)	($)	($)	(%)
Stock-based compensation	**137**	167	(18)	**836**	683	22
$/boe	**1.73**	1.87	(7)	**2.69**	2.08	29

Stock-based compensation costs increased $153,000 or 22% due to a higher number of options issued combined with an increase in the value assigned to each option. During 2006, the Corporation issued 709,000 stock options compared to 580,000 issued in 2005. The average stock compensation cost assigned to each option was $1.12 in 2006 versus $0.87 in 2005. Stock-based compensation costs are amortized over the vesting period, which is two years from the date of grant.

Income Tax

The Corporation recorded a future income tax recovery of $1,306,000 in 2006 compared to $3,090,000 a year ago. Grand Banks recorded a future income tax recovery in each of the periods relating to flow-through shares issued during the year.

Net Income

Grand Banks recorded net income of $627,000 or $0.02 per share for 2006 compared to $930,000 or $0.03 per share in 2005.

Liquidity and Capital Resources

At December 31, 2006, the Corporation had a working capital deficiency of $10,562,000 (including bank indebtedness of $6,328,000) versus positive working capital of $1,777,000 at December 31, 2005. Grand Banks had a $10,500,000 line of credit available at the bank's prime rate plus 0.25%, which was fully utilized at December 31, 2006. The Corporation has a covenant to ensure that its working capital deficiency is not in excess of its lines of credit. The financial institution has agreed the Corporation was not in breach of this financial covenant. Subsequent to year-end, the Corporation received approval for a $1,200,000 non-revolving reducing term facility that was drawn down in February 2007. The Corporation has executed a purchase and sale for its Stoughton/Viewfield properties in Saskatchewan, which is scheduled to close May 3, 2007. The proceeds from this sale, together with cash flow and lines of credit, are expected to meet the Corporation's working capital commitments for 2007. The Corporation has an obligation to commence drilling an exploration well at Tower Creek 11-26 by July 2007. The Corporation's estimated share of this well is $3.8 million.

During 2006, the Corporation had funds flow from operations of $9,760,000. (See "Non-GAAP Measures.") The Corporation has not declared any dividends. The Corporation had a $3,855,000 flow-through spending obligation at December 31, 2006, which it believes will be met by the December 31, 2007 deadline.

The Corporation expects to use funds flow from operations plus the addition of a $1,200,000 term loan facility to meet its spending plans, which includes the tie-in of the existing Tower Creek well. Increased funds flow from the 02-21 Tower Creek discovery well plus the sale of the Stoughton/Viewfield property is expected to fund the Corporation's capital plans, including the Tower Creek 11-26 option well, until the end of 2007.

Financing Activities

The Corporation closed a private placement in November 2006 raising $4,200,000 through the issuance of 2,000,000 flow-through common shares. At December 31, 2006, there was $47,500 in share purchase loans outstanding. During 2006, the Corporation was granted an increase in its revolving line of credit from $5,400,000 to $10,500,000. Subsequent to December 31, 2006, the Corporation borrowed $1,200,000 in the form of a fixed term loan to finance the facilities for the tie-in of the Tower Creek well.

December 31,	**2006**	2005	Change	
(000s)	($)	($)	($)	(%)
Land	**1,478**	1,300	178	14
Geological and geophysical	**312**	804	(492)	(61)
Drilling and completion	**20,505**	18,320	2,185	12
Equipment and gathering	**3,760**	2,842	918	32
General and administrative costs capitalized	**-**	178	(178)	(100)
Office equipment	**24**	11	13	118
	26,079	23,455	2,624	11
Less proceeds of disposition	**123**	1,200	(1,077)	(90)
Additions to property and equipment, net of proceeds	**25,956**	22,255	3,701	17

The increase in capital spending was due to the higher number of horizontal wells drilled in 2006 versus 2005 plus the cost of the deep exploratory discovery well at Tower Creek 02-21.

Financial Instruments

Grand Banks has not entered into any commodity or financial instrument hedges, however, it does carry various forms of financial instruments, all of which are recognized in the Corporation's financial statements. Unless otherwise indicated in the financial statements, it is management's opinion that the Corporation is not exposed to excessive interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise indicated. The Corporation has no unrecognized gains or losses on its financial instruments.

Obligations

		Payments Due By Period			
	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
(000s)	($)	($)	($)	($)	($)
Office lease	1,429	238	608	583	–
Flow-through shares	3,855	3,855	–	–	–
Lease rentals land	482	123	196	123	40
Asset retirement obligations	3,063	262	148	223	2,430
Total contractual obligations	8,829	4,478	952	929	2,470

At December 31, 2006, the Corporation had farm-in obligations that are not included in the preceding table. The most significant of these obligations is for the 11-26 Tower Creek option well, which is scheduled to be drilled in the summer of 2007. Grand Banks is the operator and will pay 19.65% to earn a 17.56% working interest in this well. These farm-in obligations are expected to meet some of the flow-through share obligations outlined in the preceding table.

Transactions with Related Parties

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties.

(a) Consulting fees of $328,000 (2005 – $194,000) to companies controlled by officers of the Corporation for the year ended December 31, 2006.

(b) The Corporation conducts oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

(c) The Corporation incurred legal fees of $55,000 (2005 – $Nil) to a firm in which one of the Corporation's officers was a partner.

(d) Included in general and administrative expenses is $53,000 (2005 – $48,000) relating to directors' fees paid to independent directors.

(e) Included in other income is $2,400 (2005 – $8,000) of interest charged on the share purchase loans, as reflected in Note 8 to the financial statements.

Summary of Quarterly Results

Eight-Quarter Comparison

The quarterly results are prepared without audit or review by the Corporation's independent auditors. The following table summarizes the Corporation's financial and operating highlights for the past eight quarters. Sales volumes are the average for the periods shown, net to the Corporation, before the deduction of royalties.

Three Months Ended	Mar.31, 2005	Jun.30, 2005	Sep.30, 2005	Dec.31, 2005	**Mar.31, 2006**	**Jun.30, 2006**	**Sep.30, 2006**	**Dec.31, 2006**
Sales Volumes								
Crude oil and liquids (bbls/d)	98	180	227	522	**643**	**527**	**569**	**631**
Natural gas (mcf/d)	2,224	5,653	4,755	2,690	**1,844**	**1,561**	**1,464**	**1,363**
Royalty income (boe/d)	4	1	1	–	**–**	**–**	**–**	**2**
Average boe/d (6:1)	473	1,123	1,021	970	**951**	**787**	**813**	**860**
	($)	($)	($)	($)	($)	($)	($)	($)
Product Prices								
Crude oil and liquids ($/bbl)	52.79	51.82	60.38	57.34	**57.21**	**67.10**	**70.17**	**59.28**
Natural gas ($/mcf)	7.02	7.37	8.74	11.60	**7.80**	**6.02**	**5.89**	**6.88**
Oil equivalent ($/boe)	41.97	45.48	54.23	63.01	**53.84**	**56.86**	**59.68**	**54.51**
(000s, except per share amounts)	($)	($)	($)	($)	($)	($)	($)	($)
Financial Results								
Gross revenues	1,921	4,685	5,117	5,653	**4,632**	**4,088**	**4,469**	**4,315**
Net income (loss)	(282)	1,018	(1,113)	1,307	**(425)**	**(439)**	**226**	**1,265**
Per share – basic	(0.01)	0.04	(0.04)	0.04	**(0.01)**	**(0.01)**	**(0.01)**	**0.04**
Per share – diluted	(0.01)	0.04	(0.04)	0.04	**(0.01)**	**(0.01)**	**(0.01)**	**0.04**
Funds flow from operations	856	2,681	2,532	2,997	**2,803**	**2,209**	**2,475**	**2,219**
Additions to property and equipment, net of proceeds	6,673	2,020	5,291	8,270	**7,196**	**5,426**	**6,097**	**7,237**
Total assets	30,934	31,492	34,713	42,336	**43,511**	**42,371**	**44,526**	**52,251**
Working capital	3,805	4,499	3,725	1,777	**(2,576)**	**(6,011)**	**(9,571)**	**(10,562)**
Flow-through share obligation	7,350	6,350	5,350	6,740	**3,500**	**1,800**	**740**	**3,855**
Asset retirement obligation	817	827	832	894	**964**	**753**	**837**	**961**

Sales Volumes

The 137% increase in 2005 second quarter sales volumes over the first quarter of 2005 was primarily due to the full quarter effect of the Virginia Hills well. During the third quarter of 2005, natural gas sales volume declines from Virginia Hills were largely offset by increased crude oil and liquids sales volumes from new wells in Saskatchewan and Manitoba. During the fourth quarter of 2005, total sales volumes dropped modestly as natural gas volume declines at Virginia Hills exceeded new oil sales volumes for Kingsford and Sinclair.

Natural gas volumes continued to decline in 2006 as the Corporation concentrated on drilling for oil in southeastern Saskatchewan and Manitoba. The Tower Creek discovery well drilled in mid-2006 will not be tied-in and producing until the second quarter of 2007.

Gross Revenues

The increases in gross sales revenues were directly related to the sales volumes from the wells previously discussed combined with product price changes shown on the quarterly table. All of the Corporation's natural gas, crude oil and liquids were sold at spot prices, which are subject to world and North America supply and demand fundamentals.

Net Income (Loss)

In the first quarter of 2005, the Corporation recorded a net loss of $282,000 as increased revenues from higher sales volumes were more than offset by increased depletion expense and stock-based compensation costs. The increase in depletion expense was due to higher sales volumes and an increased depletion rate. The Corporation recorded a net income of $1,018,000 in the second quarter of 2005 as higher sales volumes and revenues combined with recording a future tax benefit of $1,967,000 more than offset increased depletion expense. In the third quarter of 2005, the Corporation recorded a net loss of $1,113,000 as increased revenues from higher product prices were more than offset by a continuation of the high depletion costs. During the 2005 fourth quarter, net income improved to $1,307,000 due to recording a future tax recovery of $1,123,000 relating to the issue of flow-through shares and a lower depletion rate.

The Corporation incurred a modest loss in the first and second quarters of 2006. In the third quarter of 2006, the Corporation recorded net income of $226,000 as the increased proved reserves from the Tower Creek well reduced the depletion rate. The fourth quarter of 2006 also showed a net income of $1,265,000 as a result of a lower depletion rate combined with a future tax recovery of $1,306,000.

Additions to Property and Equipment

Grand Banks' capital program ranged between $5.0 million and $8.0 million per quarter, except in the second quarter of 2005 when wet weather delayed drilling projects.

Working Capital

During the first and fourth quarters of 2005, the Corporation raised additional equity capital for gross proceeds of $5,850,000 and $3,340,000, respectively.

During 2005, working capital declined from $3,805,000 to $1,777,000 as capital spending exceeded funds from operations and the proceeds from two flow-through share issues totaling $9,190,000. In 2006, working capital declined from $1,777,000 at December 31, 2005 to a working capital deficit of $10,562,000 as capital spending exceeded funds from operations. During the fourth quarter of 2006, the Corporation raised gross proceeds of $4,200,000 from a flow-through share issue. The Corporation also increased its available lines of credit from $10,500,000 at December 31, 2006 by a $1,200,000 fixed term loan in early 2007.

Flow-Through Obligations

The remaining flow-through obligation represented the amount of flow-through shares issued in excess of qualifying capital expenditures. During 2005, the Corporation issued flow-through shares totaling $9,190,000. At December 31, 2005, $6,740,000 of these obligations remained.

In 2006, the Corporation issued $4,200,000 of flow-through shares. The remaining flow-through obligations at December 31, 2006 totaled $3,855,000, which Grand Banks expects to spend before December 31, 2007 as required.

Asset Retirement Obligations

The asset retirement obligations grew from $817,000 in the first quarter of 2005 to $961,000 in the fourth quarter of 2006 as the Corporation continued to drill wells that are required to be abandoned and reclaimed at some point in the future. The asset retirement obligation represents the present value of future abandonment and reclamation cost for the Corporation's interest in the wells. These amounts do not include the current portion of asset retirement obligations, which are included in working capital.

Other Items

Outstanding Shares, Options and Warrants

The following table is a summary of the Corporation's share capital structure:

As at	December 31, 2006	April 10, 2007
(000s)	(#)	(#)
Common shares outstanding	**31,915**	**32,406**
Options outstanding	**2,854**	**3,091**
Fully diluted	**34,769**	**35,497**

	Shares	Weighted Average Exercise Price	Weighted Average Term
	(#000s)	($)	(Years)
Options outstanding at December 31, 2005	2,310	1.10	4.6
Options outstanding at December 31, 2006	**2,854**	**1.24**	**4.1**
Options vested at December 31, 2006	**2,138**	**1.15**	**3.6**

Accounting Policy Changes

There were no accounting policy changes in 2006.

Critical Accounting Estimates

Management is required to make judgements, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Corporation.

Reserve estimates have a significant impact on income or loss, as they are a key component in the calculation of depletion and depreciation and site restoration costs. A change in the reserve quantity estimates will result in a corresponding change in depletion, depreciation and site restoration costs. In addition, if capitalized costs are determined to be in excess of the calculated ceiling, which is based on reserve quantities and values, the excess must be written off as an expense.

The reserves and estimated future net cash flow from the assets of Grand Banks have been independently evaluated.

Future site restoration costs are estimated and amortized over the life of reserves. These costs were estimated by management using industry standard guidelines. A change in estimated future site restoration costs will change the amortization of site restoration costs included in depletion and depreciation expense.

Non-GAAP Measures

Funds generated from operations is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that funds flow from operations is a useful measure of financial performance. For the purposes of funds flow from operations calculations, the following table reconciles the non-GAAP financial measures "funds flow from operations" to "net income," the most comparable measure calculated in accordance with GAAP:

	Three Months Ended December 31,		Years Ended December 31,	
	2006	2005	**2006**	2005
(000s)	($)	($)	($)	($)
Net income	**1,265**	1,307	**627**	930
Adjustments for:				
Accretion of asset retirement obligation	**24**	18	**85**	67
Depletion and amortization	**2,125**	2,629	**9,493**	10,652
Loss on settlement of asset retirement obligation	**-**	22	**-**	98
Stock-based compensation	**137**	167	**836**	683
Future income tax (recovery)	**(1,306)**	(1,123)	**(1,306)**	(3,090)
Assets retirement costs	**(26)**	(23)	**(29)**	(274)
Funds flow from operations	**2,219**	2,997	**9,706**	9,066

Netback is the average per unit of volume for oil and gas revenues less royalties and production costs incurred. Netback is expressed in terms of dollars per boe and is calculated in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

Disclosure Controls

As of December 31, 2006, the Corporation's management evaluated the effectiveness of the design and operation of its disclosure controls and procedures ("Disclosure Controls"), as defined under rules adopted by the Canadian Securities Administrators. This evaluation was performed under the supervision of, and with the participation of, the Chief Executive Officer and Chief Financial Officer.

Disclosure Controls are procedures designed to ensure that information required to be disclosed in documents filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Corporation's management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Corporation's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Corporation's Disclosure Controls will prevent or detect all errors and all fraud. Because of the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute, assurance that all control issues and instances of fraud or error, if any, within the Corporation have been detected.

Based on the evaluation of Disclosure Controls, the Chief Executive Officer and Chief Financial Officer have concluded that, subject to the inherent limitations noted above, the Corporation's Disclosure Controls are effective in ensuring that material information relating to the Corporation is made known to the Corporation's management on a timely basis by others and is included as appropriate in this MD&A.

Internal Controls Over Financial Reporting

During the fourth quarter of 2006, the Corporation designed and implemented internal controls over financial reporting. These internal controls are designed to provide reasonable assurance regarding the reliability of the Corporation's financial reporting and preparation of the Corporation's financial statements for external purposes in accordance with generally accepted accounting principles.

Due to inherent limitations, the Corporation's system of internal control over financial reporting does not guarantee that a material misstatement in the financial statements or occurrence of fraud would be prevented or detected in a timely manner. Management considers the size and the nature of the Corporation's operations, and exercises judgement in designing appropriate and cost effective controls for the detection and prevention of material error in the financial statements or occurrence of fraud with a potential material impact on the reliability of the financial statements.

The Corporation has a lack of segregation of duties over the financial close and reporting functions due to limited staff. Management has concluded and the Board has agreed that, taking into account the present stage of the Corporation's development and the best interest of its shareholders, the Corporation does not have sufficient size and scale to warrant the hiring of additional staff to correct this weakness at this time. Subsequent to year-end, the Corporation had a lack of continuity of the CFO, as the CFO retired. A replacement CFO was hired, however this candidate was unable to continue in this position for personal reasons. The Corporation has subsequently appointed Shawn McDonald, B.Comm., LL.B., as CFO. The Corporation relies primarily on the CFO for financial reporting. The Corporation has implemented compensating controls in the form of additional review of the financial close procedure by qualified Audit Committee members. The Corporation's officers and Audit Committee review the quarterly financial reports, and annual audits are conducted by the Corporation's independent auditors. The Corporation seeks third party expertise to review more complex financial reporting items.

The Corporation is continuing with its efforts in formalizing and documenting various elements of its system of internal control over financial reporting in preparation for the evaluation of the operating effectiveness of its internal control system within the timelines to be prescribed by the Canadian Securities Administrators.

Forward-Looking Statements

This Annual Report contains forward-looking or outlook information with respect to Grand Banks. The use of any of the words "anticipate," "continue," "estimate," "expect," "may," "will," "project," "should," "believe," "outlook," and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the Corporation's forward-looking statements. Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Corporation will be realized, or that they will have the expected consequences or effects on the Corporation or its business or operations. The Corporation assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A.

- Volatility in market prices for oil and natural gas.
- Risks inherent in the Corporation's operations.
- Geological, technical, drilling and processing problems.
- General economic conditions.
- Industry conditions, including fluctuation in the price of oil and natural gas.
- Governmental regulations.
- Fluctuation in foreign exchange and interest rates.
- Unanticipated events that can reduce production or cause production to be shut-in or delayed.
- Failure to obtain industry partners and other third party consents and approvals, when required.
- The need to obtain required approvals from regulatory authorities.
- The other factors discussed in the "Operational and Other Business Risks" section of this MD&A.

Operational and Other Business Risks

Need to Replace and Grow Reserves

The future oil and natural gas production of Grand Banks, and therefore future cash flows, are highly dependent upon ongoing success in exploring its current and future undeveloped land base, exploiting the current producing properties and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, reserves and production will decline over time as reserves are depleted.

The business of discovering, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited or unavailable, the ability of Grand Banks to make the necessary capital investments to maintain and expand its oil and natural gas reserves may be impaired.

There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace and grow production at acceptable costs.

Exploration, Development and Production Risks

Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Grand Banks will result in new discoveries of oil and natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of Grand Banks depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participation are identified, Grand Banks may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rate over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Reserve Estimates

The production forecast and recoverable estimates contained in the Corporation's engineering report are only estimates, and the actual production and ultimate recoverable reserves from the properties may be greater or less than the independent estimates of Paddock Lindstrom & Associates Ltd. ("Paddock Lindstrom") and McDaniel & Associates Consultants Ltd. ("McDaniel").

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of Grand Banks. The reserve and cash flow information set forth herein represent estimates only. The reserves and estimated future net cash flow from the assets of Grand Banks have been independently evaluated by Paddock Lindstrom and McDaniel. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditure, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves.

These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Corporation. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

Volatility of Oil and Natural Gas Prices

The operational results and financial condition of Grand Banks will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect of the operations, proved reserves and financial conditions of Grand Banks and could result in a reduction of the net production revenue of the Corporation causing a reduction in its oil and gas acquisition and development activities.

In addition, bank borrowings that might be made available to the Corporation are typically determined in part by the borrowing base of the reserves of Grand Banks. A sustained material decline in prices from historical average prices could reduce the borrowing base of the Corporation, therefore reducing the bank credit available to Grand Banks and possibly requiring that a portion of such bank debt be repaid.

Grand Banks uses the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed on a quarterly basis for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows.

Operational Hazards and Other Uncertainties

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts and oil spills, each of which could result in substantial damage to oil and natural gas wells, production facilties, other property and the environment or in personal injury.

In accordance with industry practice, Grand Banks is not fully insured against all of these risks, nor are all such risks insurable. Although Grand Banks maintains liability insurance, where available, in an amount that it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Grand Banks could incur significant costs that could have a material adverse affect upon its financial condition. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such equipment or access restrictions may affect the availability and/or cost of such equipment to Grand Banks and may delay exploration and development activities. To the extent Grand Banks is not the operator of its oil and gas properties, the Corporation will be dependent on other operators for timing of activities related to non-operating properties and will be largely unable to direct or control the activities of the operators.

Although property title reviews are completed according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Grand Banks, which could result in the reduction of the revenue received by the Corporation.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. Grand Banks actively competes for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than Grand Banks.

Key Personnel

The success of Grand Banks depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. Grand Banks does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Grand Banks are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

Environmental Risks

The oil and natural gas industry is subject to environmental regulations pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations and guidelines. A breach of such regulations may result in the imposition of fines or issuances of clean-up orders in respect of Grand Banks or its assets. Such regulations may be changed to impose higher standards and potentially more costly obligations on the Corporation. There can be no assurance that future environmental costs will not have a material adverse affect on Grand Banks.

■

Other Information

■ Additional information regarding Grand Banks Energy Corporation's reserves and other data is available on the Corporation's website at www.grandbanksenergy.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

FINANCIAL STATEMENTS

GRAND BANKS OPERATES FROM A POSITION OF FINANCIAL STRENGTH AND STABILITY WITH SHAREHOLDERS' EQUITY OF $52.2 MILLION.



MANAGEMENT'S RESPONSIBILITY STATEMENT

To the Shareholders of Grand Banks Energy Corporation

The accompanying financial statements and all information contained in the Annual Report are the responsibility of management. The financial statements of the Corporation have been prepared by management in accordance with the accounting policies set out in the accompanying notes to the financial statements. In the opinion of management, the financial statements have been prepared with acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles ("GAAP") appropriate in the circumstances.

Management maintains systems of control appropriate for the Corporation's size and operations. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable and timely financial information for the preparation of financial statements.

The Audit Committee of the Corporation's Board of Directors, comprised of non-management Directors, recommends the nomination of the independent auditors and meets with management and the independent auditors to satisfy themselves that management fulfills its responsibilities for financial reporting and control. The Committee reviews the financial statements with the external auditors, considers auditors' independence and approves the auditors' fees.

The financial statements have been audited by Deloitte & Touche LLP, independent auditors, and have been approved by the Board of Directors on the recommendation of the Audit Committee.

Edward C. McFeely
President & Chief Executive Officer

Shawn D. McDonald, B.Comm., LL.B.
Chief Financial Officer

Calgary, Alberta
April 16, 2007

AUDITORS' REPORT

To the Shareholders of Grand Banks Energy Corporation

We have audited the balance sheets of Grand Banks Energy Corporation as at December 31, 2006 and 2005 and the statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Calgary, Alberta
March 23, 2007

BALANCE SHEETS

As at December 31,	**2006**	2005
(000s)	($)	($)
Assets		
Current		
Cash and cash equivalents	–	5,443
Accounts receivable	**6,044**	5,698
Prepaid expenses and advances	**160**	100
	6,204	11,241
Property and equipment (Note 3)	**44,741**	28,005
Future tax asset (Note 9)	**1,306**	3,090
	52,251	42,336
Liabilities and Shareholders' Equity		
Current		
Bank indebtedness (Note 4)	**6,328**	–
Accounts payable and accrued liabilities	**10,176**	9,464
Current portion of asset retirement obligation (Note 5)	**262**	–
	16,766	9,464
Asset retirement obligation (Note 5)	**961**	894
	17,727	10,358
Shareholders' Equity		
Share capital (Note 6)	**30,489**	29,228
Share purchase loans (Note 8)	**(48)**	(48)
Contributed surplus (Note 7)	**2,448**	1,790
Retained earnings	**1,635**	1,008
	34,524	31,978
	52,251	42,336

See accompanying notes to the financial statements.

On behalf of the Board of Directors:

W. J. McNaughton
Chairman of the Audit Committee

Thomas Bamford
Director

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

For the Years Ended December 31,	2006	2005
(000s, except per share amounts)	($)	($)
Revenue		
Crude oil and liquids	**13,637**	5,327
Natural gas	**3,806**	11,895
Royalty and process income	**13**	29
Interest income	**48**	126
	17,504	17,377
Less: royalties	**(3,331)**	(4,706)
	14,173	12,671
Expenses		
Accretion of asset retirement obligation (Note 5)	**85**	67
Depletion and amortization	**9,493**	10,652
General and administrative	**1,495**	1,254
Interest	**177**	50
Loss on settlement of asset retirement obligation (Note 5)	**-**	98
Production	**2,766**	2,027
Stock-based compensation (Note 10)	**836**	683
	14,852	14,831
Net (loss) before taxes	**(679)**	(2,160)
Future income tax recovery (Note 9)	**1,306**	3,090
Net income for the year	**627**	930
Retained earnings, beginning of year	**1,008**	78
Retained earnings, end of year	**1,635**	1,008
Earnings per share		
Basic and diluted (Note 6)	**0.02**	0.03

See accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31,	2006	2005
(000s)	($)	($)
Cash flows from operating activities		
Net income for the year	**627**	930
Adjustments for:		
Accretion of asset retirement obligation (Note 5)	**85**	67
Depletion and amortization	**9,493**	10,652
Loss on settlement of asset retirement obligation (Note 5)	**-**	98
Stock-based compensation	**836**	683
Future income tax recovery	**(1,306)**	(3,090)
Asset retirement costs incurred (Note 5)	**(29)**	(274)
Funds flow from operations	**9,706**	9,066
Changes in non-cash operating working capital balances (Note 14)	**(320)**	(637)
	9,386	8,429
Cash flows from financing activities		
Bank indebtedness (Note 4)	**6,328**	-
Share purchase loans	**-**	95
Issue of shares, net	**4,173**	11,069
Change in non-cash working capital	**-**	214
	10,501	11,378
Cash flows from investing activities		
Proceeds on disposal of property and equipment	**123**	1,200
Additions to property and equipment	**(26,079)**	(23,455)
Change in non-cash investing working capital (Note 14)	**626**	1,039
	(25,330)	(21,216)
Decrease in cash and cash equivalents	**(5,443)**	(1,409)
Cash and cash equivalents, beginning of year	**5,443**	6,852
Cash and cash equivalents, end of year		
Supplemental disclosures (Note 14)	**-**	5,443

See accompanying notes to the financial statements.

December 31, 2006 and 2005

1. NATURE OF OPERATIONS

Grand Banks Energy Corporation's ("Grand Banks" or "the Corporation") principal business is the exploration, development and production of crude oil and natural gas properties. The Corporation was originally incorporated on June 25, 1969 under the British Columbia Companies Act and changed its name from Pacific Amber Resources Ltd. to Grand Banks Energy Corporation in 2003. The Corporation has been continued under the Alberta Business Corporations Act. The Corporation's common voting shares are listed on the TSX Venture Exchange.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgement within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Property and Equipment

The Corporation accounts for crude oil and natural gas properties using the full cost method of accounting. Under this method, all costs associated with the acquisition of, exploration for and the development of natural gas and crude oil reserves, including asset retirement costs, are capitalized.

Costs accumulated within each cost centre are depleted and amortized using the unit-of-production method based on estimated gross (before deduction of royalties) proved reserves. For purposes of this calculation, gas is converted to oil on an energy equivalent basis (six thousand cubic feet of natural gas to one barrel of oil). Capitalized costs subject to depletion are net of equipment salvage values and include estimated future costs to be incurred in developing proved reserves. Proceeds from the disposal of properties are normally deducted from the full cost pool without recognition of gain or loss unless that deduction would result in a change to the rate of depreciation, depletion and amortization of 20% or greater, in which case a gain or loss is recorded.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The Corporation applies an impairment test ("ceiling test") to determine if capitalized costs are not recoverable and exceed their fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of cash flows is less than the carrying amount, the impairment loss is limited to the amount by which the carrying amount exceeds the sum of the fair value of proved and probable reserves and the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

Expenditures that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are charged against income.

Office equipment is recorded at cost. Amortization is provided on a declining balance basis at rates ranging from 20% to 30% over the estimated useful life of the equipment .

(b) Joint Venture Operations

Substantially all of the Corporation's petroleum and natural gas exploration activities are conducted jointly with others. These financial statements reflect only the Corporation's proportionate interest in such activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Asset Retirement Obligations

The Corporation recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset. The fair value is determined through a review of engineering studies, industry guidelines and management's estimates on a site-by-site basis. The liability is subsequently adjusted for the passage of time and is recognized as an accretion expense in the statement of operations. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. The increase in the carrying value of the asset is amortized using the unit-of-production method based on estimated gross proved reserves as determined by independent engineers. Actual expenditures incurred are charged against the accumulated obligation. Any difference between the actual costs incurred upon settlement of the asset retirement obligation and the recorded liability is recognized as a gain or loss in the period in which settlement occurs.

(d) Flow-Through Shares

Expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are to be renounced to investors in accordance with income tax legislation. Share capital is reduced by the estimated cost of the renounced tax deductions for expenditures renounced.

(e) Future Income Taxes

The Corporation uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(f) Measurement Uncertainty

The amounts recorded for depletion and amortization of petroleum and natural gas properties and equipment, the provision for asset retirement obligation and stock-based compensation are based on estimates. A number of the Company's financial statement calculations are based on estimates of proved and probable reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in estimates in future periods could be significant.

The Black-Scholes option valuation method was developed for use in estimating the fair value of traded options that were fully tradable with no vesting restrictions. This option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Corporation's stock options and performance incentive warrants have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty. Once recorded, no adjustments are made to the fair value recorded for the options.

The financial statements include accruals based on the terms of existing joint venture agreements. Due to varying interpretations of the definition of terms in these agreements, the accruals made by management in this regard may be significantly different from those determined by the Corporation's joint venture partners. The effect on the financial statements resulting from such adjustments, if any, will be reflected prospectively.

The Corporation is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated asset retirement obligation costs. Any changes in these estimates will affect future earnings.

Costs attributable to commitments and contingencies are expected to be incurred over an extended period of time and are to be funded primarily from the Corporation's cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one quarter or year.

(g) Cash and Cash Equivalents

Cash and cash equivalents consists of cash on hand, bank balances (including temporary bank overdrafts), term deposits and short-term investments with original maturities of three months or less.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Stock-Based Benefit Plan

The Corporation records compensation expense in the financial statements for stock options granted to employees, directors and consultants using the fair value method. Fair values are determined using the Black-Scholes option pricing model. Compensation costs are recognized over the vesting period.

(i) Per Share Amounts

Basic earnings per common share are computed by dividing earnings by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

(j) Revenue Recognition

Revenues associated with the sale of crude oil and natural gas are recorded when the title passes to the customer. Revenues from crude oil and natural gas production from properties in which the Corporation has an interest with other producers are recognized on the basis of the Corporation's net working interest. Alberta Royalty Tax Credits are netted against oil and gas royalties.

3. PROPERTY AND EQUIPMENT

	Cost	Accumulated Depletion and Amortization	Net Book Value
(000s)	($)	($)	($)
December 31, 2006			
Furniture and equipment	**120**	**60**	**60**
Petroleum and natural gas properties	**67,027**	**22,346**	**44,681**
	67,147	**22,406**	**44,741**
December 31, 2005			
Furniture and equipment	97	44	53
Petroleum and natural gas properties	40,823	12,871	27,952
	40,920	12,915	28,005

Future development costs relating to proved reserves of $10,568,000 (2005 – $2,885,000) have been included in the depletion calculation. The Corporation capitalized $Nil (2005 – $178,000) of general and administrative costs during the year. The Corporation excluded $1,785,000 (2005 – $1,931,000) of undeveloped properties from the depletion calculation as follows:

December 31,	2006	2005
(000s)	($)	($)
Unproven costs		
Land	**1,056**	1,430
Geological and geophysical	**278**	278
Drilling in progress	**451**	223
	1,785	1,931

The Corporation performed a ceiling test calculation at December 31, 2006 to assess the recoverable value of its oil and gas properties. The oil and gas future prices are based on the commodity price forecast of the Corporation's independent reserve evaluators. These prices have been adjusted for heating content, quality and transportation parameters specific to the Corporation. The following table summarizes the benchmark prices used in the ceiling test calculation:

3. PROPERTY AND EQUIPMENT (CONTINUED)

Year	WTI Oil	CDN/US Exchange Rate	Natural Gas Alberta Spot Prices
	($US/bbl)	($)	($CDN/mmbtu)
2007	61.00	0.87	7.15
2008	60.00	0.87	7.72
2009	60.00	0.87	7.70
2010	58.00	0.87	7.68
2011	56.00	0.87	7.83
2012	57.12	0.87	7.99

Escalate thereafter 2.0% per year.

The undiscounted value of future net revenues from the Corporation's proved reserves exceeded the carrying value of the oil and gas properties at December 31, 2006.

4. BANK INDEBTEDNESS

At December 31, 2006, the Corporation had a $10,500,000 (2005 – $5,400,000) revolving line of credit agreement with a Canadian financial institution. The Corporation has a covenant to ensure that its working capital deficiency is not in excess of its lines of credit. The financial institution has agreed the Corporation was not in breach of this financial covenant. At December 31, 2006, bank indebtedness related to the revolving line of credit was $6,328,000. The line of credit bears interest at prime plus 0.25% per annum, secured by the assets of the Corporation, and is due on demand. The effective rate under the increased line was 6.25% (2005 – 5.75%). Subsequent to year-end, a $1,200,000 non-revolving reducing term facility was approved by a Canadian financial institution. This line bears interest at 7.5% and is repayable on demand. The Corporation is required to make blended repayments on the non-revolving reducing term facility of $37,327 per month commencing in February 2007 totaling $411,000 in 2007, $448,000 in 2008, $448,000 in 2009 and $75,000 in 2010.

5. ASSET RETIREMENT OBLIGATION

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

December 31,	**2006**	2005
(000s)	($)	($)
Balance, beginning of year	**894**	341
Liabilities incurred in year	**273**	662
Asset retirement costs incurred	**(29)**	(274)
Loss on settlement of asset retirement obligation	**-**	98
Accretion expense	**85**	67
	1,223	894
Less current portion	**262**	-
	961	894

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation is estimated at $3,063,000 (2005 – $1,354,000). The obligation was calculated using a credit adjusted risk-free discount rate of 8% and an inflation rate of 2%. It is expected that this obligation will be funded from the Corporation's general resources at the time the costs are incurred with the majority of costs expected to occur after 2011. No funds have been set aside to settle this obligation.

6. SHARE CAPITAL

(a) Authorized

The authorized share capital consists of an unlimited number of common shares without nominal or par value.

(b) Issued and Outstanding

	Shares	Amount
(000s)	(#)	($)
Balance, December 31, 2004	23,272	18,159
Issued on exercise of warrants (Note 6(f))	1,808	2,259
Flow-through shares issued (Note 6(d))	4,670	9,190
Share issue costs	–	(380)
Balance at December 31, 2005	29,750	29,228
Issued on exercise of options (Note 6(e))	**165**	**170**
Transfer from contributed surplus	**–**	**178**
Flow-through shares issued (Note 6(d))	**2,000**	**4,200**
Tax effect of flow-through shares [1]	**–**	**(3,090)**
Share issue costs	**–**	**(197)**
Balance at December 31, 2006	**31,915**	**30,489**

(1) Calculated at an effective rate of 33.62% on renounced expenditures.

(c) Per Share Amounts

The following table summarizes the calculation of basic net income and diluted net income per share for the years ended December 31, 2006 and 2005:

Years Ended December 31,	**2006**	2005
(000s, except per share amounts)	**($)**	($)
Net income available to common shareholders	**627**	930
Weighted average number of common shares outstanding – basic	**30,173**	26,821
Dilutive effect of stock options	**806**	449
Dilutive effect of warrants	**–**	1,219
Weighted average number of common shares outstanding – diluted	**30,979**	28,489
Net income per share		
Basic	**0.02**	0.03
Diluted	**0.02**	0.03

The following securities were excluded from the calculation of diluted net income per share: 2,044,000 options in 2006 and 1,543,000 options and no warrants in 2005.

6. SHARE CAPITAL (CONTINUED)

(d) Flow-Through Share Information

Years Ended December 31,	2006	2005
(000s)	($)	($)
Carried forward from prior year	**6,740**	5,000
Amount of flow-through shares issued	**4,200**	9,190
Expenditures incurred	**(7,085)**	(7,450)
Remaining obligation, end of year	**3,855**	6,740

During October and November 2006, the Corporation issued 2,000,000 flow-through shares at $2.10 per share for gross proceeds of $4,200,000.

In February 2005, the Corporation issued 3,000,000 flow-through shares at $1.95 per share for gross proceeds of $5,850,000. In December 2005, the Corporation issued 1,670,000 flow-through shares at $2.00 per share for gross proceeds of $3,340,000.

All flow-through obligations must be fulfilled by December 31, 2007.

(e) Stock Options

The Option Plan allows directors, employees and consultants to be granted incentive based compensation under the Option Plan, while allowing a rolling maximum of 10% of the number of issued and outstanding shares from time-to-time to be granted under the Option Plan. Options may be granted under the Option Plan at an exercise price and vesting provisions as set by the Board of Directors of the Corporation from time-to-time, subject to the limitations of any stock exchange on which the common shares are listed.

As at December 31, 2006, the Corporation had the following stock options outstanding:

	Share Options	Option Price Per Share Range	Weighted Average Exercise Price
	(#000s)	($)	($)
Outstanding at December 31, 2004	1,730	1.00 – 1.15	1.05
Granted	580	1.25	1.25
Outstanding at December 31, 2005	2,310	1.00 – 1.25	1.10
Granted	**709**	**1.65 – 1.80**	**1.65**
Exercised	**(165)**	**1.00 – 1.05**	**1.04**
Outstanding at December 31, 2006	**2,854**	**1.00 – 1.80**	**1.24**

6. SHARE CAPITAL (CONTINUED)

(e) Stock Options (continued)

The following table summarizes information about the stock options outstanding at December 31, 2006 and 2005:

	Options Outstanding			Options Currently Exercisable		
Option Price	Share Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
($)	(#000s)	(Years)	($)	(#000s)	(Years)	($)
2006						
1.00	**130**	**2.4**	**1.00**	**130**	**2.4**	**1.00**
1.05	**1,285**	**3.5**	**1.05**	**1,285**	**3.5**	**1.05**
1.15	**150**	**3.8**	**1.15**	**100**	**3.3**	**1.15**
1.25	**580**	**4.6**	**1.25**	**387**	**4.1**	**1.25**
1.65	**695**	**5.1**	**1.65**	**232**	**4.1**	**1.65**
1.80	**10**	**5.4**	**1.80**	**3**	**4.4**	**1.80**
1.68	**4**	**5.7**	**1.68**	**1**	**4.7**	**1.68**
	2,854	**4.1**	**1.24**	**2,138**	**3.6**	**1.15**
2005						
1.00	195	3.2	1.00	155	2.6	1.00
1.05	1,385	4.4	1.05	923	3.9	1.05
1.15	150	4.8	1.15	100	4.3	1.15
1.25	580	5.6	1.25	194	4.6	1.25
	2,310	4.6	1.10	1,372	3.9	1.08

(f) Warrants

As at December 31, 2006, the Corporation had the following share purchase warrants outstanding:

Issued	Expiry	Warrant Options	Average Price
		(#000s)	($)
Outstanding at December 31, 2004	Aug. & Sep. 2005	2,344	1.25
Exercised		(1,808)	1.25
Expired	Aug. & Sep. 2005	(536)	1.25
Outstanding at December 31, 2005 and 2006		**-**	**-**

The fair value of each warrant was determined at the grant date using the Black-Scholes model assuming a risk-free interest rate of 4.5% and an expected volatility rate of 103%.

7. CONTRIBUTED SURPLUS

December 31,	**2006**	2005
(000s)	($)	($)
Balance - beginning of year	**1,790**	1,107
Stock compensation costs	**836**	683
Transferred to equity instruments	**(178)**	-
Balance - end of year	**2,448**	1,790

8. SHARE PURCHASE LOANS

At December 31, 2006, the Corporation had $48,000 (2005 – $48,000) in share purchase loans recorded as a reduction of shareholders equity.

9. INCOME TAXES

(a) The effective tax rate of income tax varies from the statutory rate as follows:

	2006	2005
(000s)	($)	($)
Combined federal and provincial tax rates	**36.15%**	34.2%
Expected income tax recovery at statutory rate	**(245)**	(739)
Alberta Royalty Tax Credit	**(80)**	(59)
Crown charges	**242**	757
Tax rate changes	**(276)**	229
Resource allowance	**(373)**	(751)
Stock-based compensation	**302**	234
Other	**354**	36
Change valuation allowance	**(1,230)**	(2,797)
Actual income tax recovery	**(1,306)**	(3,090)

(b) At December 31, 2006, subject to confirmation by income tax authorities, the Corporation had the following tax pools available to reduce future taxable income:

December 31,	2006	2005
(000s)	($)	($)
Cumulative Canadian development expenses	**20,320**	8,182
Cumulative Canadian exploration expenses	**10,743**	9,918
Cumulative Canadian oil and gas property expenses	**2,781**	1,532
Foreign exploration and development expenses	**8,053**	8,948
Earned depletion	**-**	388
Undepreciated capital cost	**8,318**	4,773
Non-capital losses carried forward for tax purposes expiring in 2014	**1,863**	8,745
Undeducted share issue costs carried forward	**746**	958
	52,824	43,444

The tax benefit of these tax pools in excess of carrying values has only been recognized to the extent of the future tax to be renounced for the flow-through shares issued in 2006. A valuation allowance has been recorded for the remainder as the excess does not meet the test of more likely than not realization.

(c) At December 31, 2006, the Corporation had approximately $1,497,000 (2005 - $1,497,000) of capital losses available that have no expiry date and can be used to reduce future capital gains. The tax benefit of these losses has not been recognized as a future asset as the ultimate realization of the asset value is uncertain.

9. INCOME TAXES (CONTINUED)

(d) Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The components of the Corporation's future income tax assets and liabilities are as follows:

December 31,	**2006**	2005
(000s)	($)	($)
Nature of temporary differences		
Property and equipment	**2,473**	3,032
Unused non-capital tax losses carried forward	**583**	2,955
Share issue costs	**231**	305
Unused capital losses carried forward	**117**	126
	3,404	6,418
Valuation allowance	**(2,098)**	(3,328)
Future income tax asset	**1,306**	3,090

10. STOCK COMPENSATION

The Corporation records stock-based compensation expense for all common share options granted to employees, consultants, officers and directors. The total fair value of stock options granted during the year was estimated at $795,000 or $1.12 per option issued (2005 – $502,000 or $0.87 per option issued). During the year, the Corporation expensed $836,000 (2005 – $673,000). The Black-Scholes option pricing model used the following assumptions:

December 31,	**2006**	2005
Dividend yield	**Nil**	Nil
Expected volatility (%)	**41 – 74**	76
Risk free rate of return (%)	**4.5**	4.5
Weighted average life (years)	**5**	5

11. FINANCIAL INSTRUMENTS

The Corporation carries a number of financial instruments as detailed on the balance sheet. It is management's opinion that the Corporation is not exposed to significant commodity, interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Corporation holds various forms of financial instruments. The nature of these instruments and the Corporation's operations expose the Corporation to fair value, interest rate and industry credit risks. The Corporation manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

The Corporation will be subject to commodity and currency price risk for the delivery of natural gas and crude oil. The Corporation is also subject to interest rate risk with respect to its bank indebtedness as this indebtedness is at floating rate (Note 4).

A significant portion of the Corporation's cash is currently held with the same financial institution and, as such, the Corporation is exposed to concentration of credit risk. Substantially all the Corporation's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.

12. RELATED PARTY TRANSACTIONS

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties. The Corporation had the following related party transactions:

(a) The Corporation incurred consulting fees of $328,000 (2005 – $194,000) to companies controlled by officers of the Corporation for the year ended December 31, 2006.

(b) The Corporation conducts oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

(c) The Corporation incurred legal fees of $55,000 (2005 – $Nil) to a firm in which one of the Corporations' officers was a partner.

(d) Included in general and administrative expenses is $53,000 (2005 – $48,000) paid for directors' fees to independent directors.

(e) Included in other income is $2,400 (2005 – $8,000) of interest charged on the share purchase loans (Note 8).

13. COMMITMENTS

(a) The Corporation has a commitment for an office lease that expires in November 2011 as follows:

	($)
2007	238,000
2008	304,000
2009	304,000
2010	304,000
2011	279,000

(b) The Corporation has entered into employment agreements with its executive officers. In addition to defining the terms of employment, the agreements entitle these executives to compensation on a change of management or control, or for termination without cause. The Corporation has agreed to indemnify certain individuals, who have acted at the Corporation's request to be officers or directors of the Corporation. Payment, if any, as a result of these indemnifications will be recorded in the period that the related payment is made.

(c) The Corporation has an obligation to commence drilling an option well at Tower Creek 11-26 by July 2007. The Corporation's estimated share of this well is $3.8 million. As the well is an exploration well, the expenditures on this well will contribute towards meeting the Corporation's unexpended flow-through obligation.

14. STATEMENT OF CASH FLOWS

(a) Changes in non-cash working capital balances are comprised of the following:

December 31,	**2006**	2005
(000s)	($)	($)
Accounts receivable	**(346)**	(3,920)
Prepaid expenses and advances	**(60)**	(37)
Share purchase loans	**-**	214
Accounts payable and accrued liabilities	**712**	4,359
	306	616
Less amounts related to investing activities	**626**	1,039
Less amounts related to financing activities	**-**	214
	(320)	(637)

(b) In 2006, the cash interest paid was $139,000 (2005 – $188,000).

(c) As at December 31, 2006, the Corporation has $Nil of cash and cash equivalents compared to $1,943,000 of cash plus $2,000,000 in a 21-day term deposit and $1,500,000 in a daily term deposit as at December 31, 2005.

15. SUBSEQUENT EVENT

Subsequent to December 31, 2006, the Corporation issued 838,000 stock options to certain officers, an employee and consultant.

BOARD OF DIRECTORS



Edward C. McFeely [2][3] – Chairman

Mr. McFeely joined Pacific Amber Resources Ltd. in 2001 as a director and President, and after the company changed its name to Grand Banks Energy Corporation, he was appointed Chairman. In January 2004, Mr. McFeely assumed the role of President and Chief Executive Officer of Grand Banks. Prior thereto, he served as director, Executive Vice-President and Chief Operating Officer of Westlinks Resources Ltd., was co-founder, Chairman, President and Chief Executive Officer of Prize Energy Inc. (now Canadian Superior Energy Inc.) and served in numerous capacities with Saskatchewan Oil and Gas Corporation, ICG Resources Ltd., Peregrine Petroleum Ltd. and Union Oil. Mr. McFeely has over 26 years of experience in the oil and gas business. Mr. McFeely is a Petroleum Engineer and holds a Bachelor of Science degree in Engineering from the University of Alberta.



Thomas S. Bamford [1][3]

Mr. Bamford has been a member of the Professional Engineering Association of Saskatchewan (APEGS) for more than 30 years after having graduated from the University of Saskatchewan in 1971 with a Bachelor of Science degree in Geological Engineering. After obtaining a Master of Science degree, he joined Saskatchewan Oil and Gas Corporation in 1975, where he held a number of managerial positions. During his tenure with Saskoil, he obtained a Master of Business Administration degree in 1978. After leaving Saskoil in 1995, Mr. Bamford acted as a director of Rockbound Resources Inc. He then joined Westlinks Resources Ltd. where he served as a director, CFO and COO until 2000. Mr. Bamford subsequently joined First Merchants Corporation as an Associate and also served on the board of Industrial Minerals Inc.

Brian H. Gore [2]



Mr. Brian Gore is an independent businessman involved in Pecos Capital Corp., a private investment company, and has over 32 years of experience with public resource companies. Previously, he was Chairman and Chief Executive Officer of Pivotal Energy Ltd. as well as held various executive positions with Cigar Oil & Gas Ltd., Barrington Petroleum Ltd. and Renaissance Energy Ltd. Mr. Gore is a professional Landman, holds a Bachelor of Business Administration degree from the University of Oklahoma and is a member of CAPL.

Kenneth H. Hayes [1][2][3]



Mr. Hayes has approximately 35 years of diverse experience in the oil and gas sector. Mr. Hayes is the founder and Chief Executive Officer of Wilderness Energy Corp., a private company engaged in oil and gas exploration in Western Canada and internationally. Prior thereto, he was a founder, President and Chief Executive Officer of Cometra Energy (Canada) Limited and Canrock Pipelines Ltd. Mr. Hayes is a Professional Geologist, holds an M.Sc. (Geology) and is a member of APEGGA.

W.J. (Bill) McNaughton [1]



Mr. McNaughton is an independent businessman involved in financial and investor relations advisement assignments. Previously, he was an Associate with Sayer Securities Limited, President of Sterling Energy Limited and acted as Vice-President, Finance for Pancana Resources Limited and Tricentrol Oils Limited. Mr. McNaughton is a chartered accountant with 30 years experience in the oil and gas industry. He holds a Bachelor of Commerce degree from the University of Saskatchewan and is a member of the Canadian Institute of Chartered Accounts.

(1) Audit Committee Member
(2) Compensation Committee Member
(3) Reserves Committee Member

Board of Directors

[illegible]

Officers

[illegible]

Head Office

[illegible]

Auditors

[illegible]

Banker

[illegible]

Legal Counsel

[illegible]

Evaluation Engineers

[illegible]

Transfer Agent

[illegible]



[illegible]

www.grandbanksenergy.com

File No. 82-34896

Grand Banks
Energy Corporation

Annual General Meeting of Shareholders

To be held June 5, 2007

Notice of Meeting and Management Proxy Circular

April 26, 2007

GRAND BANKS ENERGY CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an Annual General Meeting of the holders of Common Shares of Grand Banks Energy Corporation (the "**Corporation**") will be held at the Petroleum Club, in the Cardium Room, at 319 - 5th Avenue S.W., Calgary, Alberta on Tuesday June 5, 2007 commencing at 10:30 a.m. (Calgary time) for the following purposes:

1. to receive the financial statements for the year ended December 31, 2006 and the auditors' report thereon;

2. to elect directors for the ensuing year;

3. to appoint auditors for the ensuing year and to authorize the directors to fix the auditor's remuneration;

4. to pass an ordinary resolution reaffirming the Corporation's stock option plan attached hereto as Schedule "A"; and

5. to transact such other business as may be properly brought before the Meeting, or any adjournment or postponement thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Information Circular which is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized will be available at the Meeting and will be available for inspection prior to June 5, 2007 at the registered and records office of the Corporation at 1600, 444 – 5th Avenue S.W., Calgary, Alberta T2P 2T8 during normal business hours.

Shareholders are invited to attend the Meeting. Only shareholders of record at the close of business on May 1, 2007 are entitled to vote at the Meeting, except to the extent that a person has transferred any Common Shares after that date and the new holder of such shares establishes proper ownership and requests, not later than ten days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting.

Shareholders who are unable to attend the Meeting in person may appoint a proxy to attend and vote on their behalf. If you are unable to attend the Meeting in person, you are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, forms of proxy must be received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or any adjournment thereof by Global Corporate Compliance, 850 505 – 3rd Street S.W., Calgary, Alberta T2P 3E6.

Dated at the City of Calgary, in the Province of Alberta this 26th day of April, 2007.

By Order of the Board

(signed) *"E. C. (Ted) McFeely"*
E. C. (Ted) McFeely, Chairman,
President and Chief Executive Officer

TABLE OF CONTENTS

GRAND BANKS ENERGY CORPORATION

MANAGEMENT INFORMATION CIRCULAR

THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF GRAND BANKS ENERGY CORPORATION (the "**Corporation**") for use at an Annual General Meeting of the shareholders of the Corporation (the "**Meeting**") to be held on June 5, 2007 at 10:30 a.m. (Calgary time) at the Petroleum Club, in the Cardium Room, at 319 - 5th Avenue S.W., Calgary, Alberta for the purposes set out in the accompanying Notice of Meeting. As a shareholder, you are invited to be present at the Meeting . In the event that you are unable to attend personally, to ensure that you will be represented at the Meeting, you are requested to date, complete and sign the accompanying instrument of proxy and return the same to Global Corporate Compliance, 850 505 – 3rd Street SW, Calgary, Alberta T2P 3E6.

Date

Information contained herein is given as of **April 26, 2007** unless otherwise specifically stated.

GENERAL

Solicitation of Proxies

The proxy solicitation is made on behalf of the management of the Corporation. The individuals named in the accompanying form of proxy are directors or officers of the Corporation. The solicitation of proxies is intended to be primarily by mail, but may also be made by telephone, facsimile transmission or other electronic means of communication or in person by the directors and officers of the Corporation. The cost associated with the solicitation will be borne by the Corporation.

Revocability of Proxies

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at 1600, 444 – 5 Avenue S.W., Calgary, Alberta, T2P 2T8 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Proxy Instructions

A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND CROSSING OUT THE NAMES OF THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION OR BY COMPLETING ANOTHER FORM OF PROXY. Such a shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and instruct him on how the shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to Global Corporate Compliance, 850 505 – 3rd Street SW, Calgary, Alberta T2P 3E6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the Meeting, or any adjournment thereof.

Voting of Proxies

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his proxyholder how to vote his shares by completing the blanks in the form of proxy.

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the securityholder on any ballot that may be called for and if the securityholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS CIRCULAR.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders as a substantial number do not hold Common Shares in their own name as Registered Shareholders. Beneficial Shareholders should note that only proxies deposited by Registered Shareholders whose names appear on the records of the Corporation as the registered holders of the Common Shares can be recognized and acted upon at the Meeting. If Common Shares are held in an account through a shareholder's broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation.

Such Common Shares will more likely be registered under the name of the shareholders' broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of the shareholders' broker or an agent of that broker. CDS & Co. is the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms. Common Shares held by brokers or their nominees can generally only be voted for or against resolutions upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees may be prohibited from voting Common Shares for their clients. The Corporation does not know for whose benefit the Common Shares are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Solutions ("**Broadridge**"). Broadridge will mail a Voting Information Form ("**VIF**") to the Beneficial Shareholders and request the shareholder to complete and return the VIF to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a VIF from Broadridge cannot use that VIF to vote Common Shares directly at the Meeting as the VIF must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed VIF as directed by Broadridge well in advance of the Meeting.**

The Corporation has set the close of business on May 1, 2007 as the record date for the Meeting. The Corporation will prepare a list of shareholders of record at such time. Holders of common shares of the Corporation ("**Common Shares**") named on that list will be entitled to vote the shares then registered in their name at the Meeting except to the extent that the holder has transferred its Common Shares after that date, and the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands not later than 10 days before the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his shares at the Meeting or any adjournment thereof.

Interest of Certain Persons and Companies in Matters to be Acted on Upon

No director or officer or associate thereof has any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

Voting Shares and Principal Holders Thereof

The Corporation's issued and outstanding shares consist of 32,406,184 Common Shares. Holders of Common Shares as of the date hereof are entitled to one vote for each Common Share held on all matters to be considered and acted upon at the Meeting or any adjournment thereof.

As of the date hereof, to the knowledge of the directors and officers of the Corporation, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation other than:

Name of Holder	Number of Common Shares	% of Outstanding Common Shares
Edward C. McFeely Calgary, Alberta	5,213,960[(1)]	16.1%

Note:

(1) Includes Common Shares owned directly and indirectly.

Executive Compensation

Summary Compensation Table

The following table sets forth the compensation of the President and Chief Executive Officer, the Chief Financial Officer and other employees earning greater than $150,000 in the most recently completed financial reporting period, for the last three financial years (collectively the "**Named Executive Officers**"). There were no other Named Executive Officers during the financial year ending December 31, 2006. Compensation is shown, where applicable, for services rendered during the financial year ended December 31, 2006.

NEO Name and Principal Position	Year	Annual Compensation Salary ($)	Bonus ($)	Long-Term Compensation Awards Other Annual Compensation ($)	Securities Under Options Granted (#)	All Other Compensation ($)
Edward C. McFeely	2006	143,000	39,000	Nil	Nil	Nil
Chairman, President & Chief	2005	126,666	25,000	Nil	100,000	Nil
Executive Officer[1]	2004	60,000[2]	10,000	Nil	290,000	Nil
David E. Blain	2006	Nil	23,000	98,078[4]	80,000	Nil
Chief Financial Officer[3]	2005	Nil	10,000	87,461[4]	80,000	Nil
	2004	Nil	Nil	52,936[4]	20,000	Nil
Shawn D. McDonald	2006	126,500	Nil	34,500[6]	100,000	Nil
Vice President, Land[5]	2005	110,000	15,000	Nil	50,000	Nil
	2004	66,667	10,000	42,175[6]	90,000	Nil
Keith Wilford	2006	Nil	Nil	172,495[8]	100,000	Nil
Vice President, Operations[7]	2005	Nil	Nil	136,725[8]	50,000	Nil
	2004	Nil	Nil	19,663[8]	150,000	Nil
George Hassler	2006	126,500	34,500	Nil	100,000	Nil
Vice President, Exploration[9]	2005	110,000	25,000	Nil	50,000	Nil
	2004	83,333	60,000	Nil	150,000	Nil

Notes:

(1) Mr. McFeely was appointed President and Chief Executive Officer of the corporation on January 23, 2004. Prior to that Mr. McFeely was the Senior Vice President Oil & Gas.

(2) Mr. McFeely worked on a full time basis from January 1, 2004 until July 1, 2004 without any cash compensation. His 2004 salary represents salary earned from July 1, 2004 to December 31, 2004.

(3) David E. Blain was appointed as Chief Financial Officer of the Corporation on July 19, 2005 and retired March 25, 2007.

(4) Represents fees paid pursuant to a consulting agreement with a company controlled by Mr. Blain.

(5) On May 1, 2004, Shawn McDonald became an employee of the Corporation. Prior to May 1, 2004 Mr. McDonald was retained as a consultant and performed the duties normally vested in the office of Corporate Secretary and Chief Financial Officer, including the certification of financial statements. He was appointed Vice President, Land on May 25, 2005, ceased to be the Chief Financial Officer on July 19, 2005 and resigned as Corporate Secretary on February 15, 2006. Mr. McDonald resigned as Vice President, Land on March 16, 2007 and was appointed Chief Financial Officer on April 5, 2007.

(6) Represents fees paid to a company controlled by Mr. McDonald.

(7) Mr. Wilford was appointed Vice President, Operations October 31, 2004.

(8) Represents fees paid to a company controlled by Mr. Wilford.

(9) Mr. Hassler was appointed Exploration Manager March 1, 2004 and Vice President, Exploration on May 25, 2005.

Stock Option Plan

The Corporation has adopted a stock option plan (the "**Stock Option Plan**") for directors, officers, employees and consultants and other eligible service providers of the Corporation and of its subsidiaries and affiliates. The purpose of the Stock Option Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants, and other eligible service providers of the Corporation, and its subsidiaries and affiliates, to acquire Common Shares of the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

The aggregate number of Common Shares to be delivered upon the exercise of all stock options granted thereunder is limited to 10% of the Corporation's issued and outstanding Common Shares at the date of grant. Options granted are non-assignable and non-transferable and, if not exercised, will expire on the earlier of: (i) the expiry date of the options which shall not exceed 10 years; (ii) 6 months from the date that the optionee ceases to be a director, officer or service provider to the Corporation by reason of death, disability, retirement, or in other discretionary circumstances such that an adjustment of the option exercise period is approved by the Directors; (iii) immediately on the date the optionee ceases to be a director, officer or service provider by reason of termination for cause; and (iv) 30 days from the date the optionee ceases to be a director, officer or service provider to the Corporation for any other reason.

Options may be granted under the Stock Option Plan with no vesting provisions at an exercise price as set by the directors of the Corporation, from time to time, subject to the limitations of any stock exchange on which the Common Shares are listed. In no event shall such exercise price be lower than the exercise price permitted by the TSX Venture Exchange (the "**Exchange**").

The Stock Option Plan has been approved by the holders of Common Shares and complies with the rules of the Exchange relating to the exercise price of stock options. Other than the Stock Option Plan the Corporation has no other long term incentive, benefit or actuarial plans in place. The Corporation also does not currently have a stock appreciation rights plan for its employees.

As of the date of this Circular, the Corporation has outstanding options to purchase 3,090,701 Common Shares Corporation and there remain 149,917 Common Shares eligible for stock options under the Stock Option Plan. A copy of the full text of the Corporation's Stock Option Plan has been attached as Schedule "A".

Stock Options Granted and Exercised

The following table sets forth information concerning options granted to the Named Executive Officers during the financial year ended December 31, 2006.

Option Grants During 2006

NEO Name	Securities, Under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Edward C. McFeely Chairman, President & Chief Executive Officer	Nil	0%	n/a	n/a	n/a
David E. Blain Chief Financial Officer	80,000	11.28%	1.65	1.65	May 2, 2007
Shawn D. McDonald Vice President Land	33,334 33,333 33,333	4.7% 4.7% 4.7%	1.65 1.65 1.65	1.65 1.65 1.65	Feb. 16, 2011 Feb. 16, 2012 Feb. 16, 2013
Keith Wilford Vice President, Operations	33,334 33,333 33,333	4.7% 4.7% 4.7%	1.65 1.65 1.65	1.65 1.65 1.65	Feb. 16, 2011 Feb. 16, 2012 Feb. 16, 2013

NEO Name	Securities, Under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
George Hassler	33,334	4.7%	1.65	1.65	Feb. 16, 2011
Vice President, Exploration	33,333	4.7%	1.65	1.65	Feb. 16, 2012
	33,333	4.7%	1.65	1.65	Feb. 16, 2013

Option Exercises During 2006 and December 31, 2006 Option Values

The following table sets forth information concerning the numbers and values of options exercised during the year ended December 31, 2006 and the numbers and accrued values of unexercised options as at December 31, 2006.

NEO Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options at December 31, 2006 (#)		Value of Unexercised In-the-Money Options at December 31, 2006 ($) (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Edward C. McFeely	40,000	20,000	376,667	33,333	157,167	8,333
David E. Blain	20,000	10,000	100,002	79,998	22,334	6,667
Shawn McDonald	Nil	Nil	216,668	83,332	78,834	4,167
Keith Wilford	Nil	Nil	216,668	83,332	60,834	4,167
George Hassler	Nil	Nil	216,668	83,332	75,834	4,167

Note:

(1) The aggregate value realized has been determined by subtracting the exercise price of the options from the closing price of the Common Shares on December 29, 2006 of $1.50, as reported by the Exchange, and multiplying the number of Common Shares that were acquired upon the exercise of the options.

(2) The value of the unexercised "in-the-money" options has been determined by subtracting the exercise price of the options from the closing price of the Common Shares on December 29, 2006 of $1.50, as reported by the Exchange, and multiplying the number of Common Shares that may be acquired upon the exercise of the options.

Executive Employment Contracts and Change in Control Arrangements

Mr. Edward McFeely, Chairman, President and Chief Executive Officer has entered into an employment agreement with the Corporation. Pursuant to the terms of the employment agreement, Mr. McFeely is entitled to: (i) an annual base salary, (ii) receive or participate in all employee group benefit plans, (iii) receive a parking stall and (iv) the granting from time to time of stock options. In the event of termination of employment by the Corporation without just cause, Mr. McFeely is entitled to a sum of money equal to the amount of the executive's then current annualized base salary, and all outstanding stock options held by the executive as at the date of termination which have vested, may be exercised within 30 days from termination. In the event of termination of employment by the Corporation on a change of control of the Corporation, Mr. McFeely is entitled to a sum of money equal to the amount of the executive's then current annualized base salary, and all outstanding stock options held by the executive as at the date of termination will vest and may be exercised within 30 days from a change in control. See "Executive Compensation" and the notes thereto.

Mr. David Blain, Chief Financial Officer, entered into a consulting agreement effective July 19, 2005 and performed the functions associated with his office of Chief Financial Officer for the Corporation, through a company controlled by Mr. Blain. This agreement was amended on February 16, 2006 and again effective July 1, 2006. In the event of termination of employment by the Corporation without just cause, Mr. Blain was entitled to $77,500 and all outstanding stock options held by the executive as at the date of termination which have vested, may be exercised within 30 days from termination. In the event of termination of employment by the Corporation on a change of control of the Corporation, Mr. Blain was entitled to a sum of money equal to the amount of $77,500, and all outstanding stock options held by the executive as at the date of termination will vest and may be exercised within 30 days from a change in control. This agreement was terminated upon Mr. Blain's retirement on March 25, 2007. See "Executive Compensation" and the notes thereto.

Mr. Shawn D. McDonald, Vice President, Land, was a full time employee during 2006 and resigned effective March 16, 2007. Mr. McDonald provided additional land consulting services to the Corporation through a company controlled by Mr. McDonald from March 17, 2007 to April 4, 2007. On April 5, 2007, the Corporation entered into a consulting agreement with this company through which Mr. McDonald performs the functions associated with his office of Chief Financial Officer. This contract may be terminated without just cause or on a change of control with two weeks notice and Mr. McDonald is not entitled to any further payments. In the event of termination without just cause, all outstanding stock options held by the executive as at the date of termination which have vested, may be exercised within 30 days from termination. In the event of termination on a change of control of the Corporation, all outstanding stock options held by the executive as at the date of termination will vest and may be exercised within 30 days from termination. See "Executive Compensation" and the notes thereto.

Mr. Keith Wilford, Vice President, Operations entered into consulting agreement effective November 1, 2004, and is performing the functions associated with his office of a Vice President, Operations through a company controlled by Mr. Wilford. This agreement was amended on February 16, 2006 and again effective July 1, 2006. In the event of termination of this contract by the Corporation without just cause, Mr. Wilford is entitled to a termination payment of $115,000, and all outstanding stock options held by the executive as at the date of termination which have vested, may be exercised within 30 days from termination. In the event of termination of this contract by the Corporation on a change of control of the Corporation, Mr. Wilford is entitled to a termination payment of $115,000, and all outstanding stock options held by the executive as at the date of termination will vest and may be exercised within 30 days from a change in control. See "Executive Compensation" and the notes thereto.

Mr. George Hassler, Vice President, Exploration has entered into an employment agreement with the Corporation effective March 1, 2004 and became Vice President, Exploration on May 25, 2005. Pursuant to the terms of the employment agreement, Mr. Hassler is entitled to: (i) an annual base salary, (ii) receive or participate in all employee group benefit plans, (iii) receive a parking stall and (iv) the granting from time to time of stock options. In the event of termination of employment by the Corporation without just cause, Mr. Hassler is entitled to a sum of money equal to the amount of the executive's then current annualized base salary, and all outstanding stock options held by the executive as at the date of termination which have vested, may be exercised within 30 days from termination. In the event of termination of employment by the Corporation on a change of control of the Corporation, Mr. Hassler is entitled to a sum of money equal to the amount of the executive's then current annualized base salary, and all outstanding stock options held by the executive as at the date of termination will vest and may be exercised within 30 days from a change in control. See "Executive Compensation" and the notes thereto.

Compensation of Directors

Mr. McFeely was the only director that was an officer of the Corporation during 2006 and received no compensation in his capacity as director. See "Executive Compensation". Each non-employee director received a fee of one thousand dollars ($1,000) per month from January 1, 2006 to June 30, 2006 and twelve hundred dollars ($1,200) per month from July 1,2006 to December 31, 2006 for each month they were a director in 2006 and were also eligible to be granted options. The following table sets out the cash compensation and stock option grants to the non-employee directors of the Corporation:

Director	Cash Compensation	Options	Exercise Price
Thomas S. Bamford	$13,200	50,000	$1.65
Kenneth H. Hayes	$13,200	50,000	$1.65
Brian H. Gore	$13,200	50,000	$1.65
W.J. McNaughton	$13,200	50,000	$1.65

Securities Authorized for Issuance Under Equity Compensation Plans

Under the Corporation's current Stock Option Plan, the Board may from time to time designate directors, officers, employees of, or providers of services to the Corporation to whom options to purchase Common Shares may be granted. The Stock Option Plan the security holders are being asked to approve does not change the information set out below.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	3,090,701	$1.31	149,917
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	3,090,701	$1.31	149,917

Indebtedness of Directors and Executive Officers

No officer, director, employee or consultant of the Corporation is indebted to the Corporation at the date hereof nor is any indebtedness of any of the foregoing the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation except in respect of the following share purchase loan outstanding to one non-officer employee.

Purpose	To the Corporation	To Another Entity
Share Purchase Loan	$47,500	Nil

The loan described above totalling $47,500 has been amended as of March 1, 2007 to increase the term by one year to nine years, bear interest payable at the Corporation's borrowing rate at 5%, requires interest only payments for an additional year to February 28, 2008 and remains limited recourse to the shares of the Corporation held as security.

Indebtedness of Directors and Executive Officers Under Securities Purchase Programs

As of the date hereof, no director, officer or any associate of any director or officer of the Corporation was indebted to the Corporation, nor is any indebtedness of any of the foregoing the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

Management Contracts

No management functions of the Corporation are to any substantial degree performed other than by the directors or executive officers of the company. See "Executive Contracts and Change of Control Arrangements"

Interest Of Informed Persons In Material Transactions

No informed person, director, officer or insider of the Corporation or member of management had an interest in any material transaction with the Corporation during the period ended December 31, 2006 or in any proposed transaction which has materially affected or which could materially affect the Corporation.

BUSINESS OF THE MEETING

Receipt of Financial Statements and Auditor's Report

The audited financial statements for the financial year ended December 31, 2006 of the Corporation have been forwarded to Shareholders and are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com. With the delivery requirements of the *Business Corporations Act* (Alberta) being met with the advance circulation of such financial statements, no formal action will be taken at the Meeting to approve the financial statements. If any Shareholders have questions respecting the December 31, 2006 financial statements, the questions may be brought forward at the Meeting.

Appointment of Auditor

Shareholders will be asked to vote for the appointment of Deloitte & Touche LLP, ("Deloitte")Chartered Accountants of Calgary, Alberta as auditors until the close of the next annual meeting, and remuneration to be fixed by the Board of Directors. Deloitte have been the auditor for the Corporation since January 27, 2006 for the years ended December 31, 2005 and 2006. During the last two years, Deloitte received the following fees from the Corporation:

Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2006	$39,000 (1)	$10,000	$1,000	$14,480 (2)
December 31, 2005	$33,500 (1)	Nil	Nil	$3,975 (3)

Notes:

(1) The Audit Fees plus a 2% administrative fee plus expenses.

(2) The 2006 All Other Fees were paid for reading quarterly financials and Internal Control formulation and implementation matters.

(3) The 2005 All Other Fees were paid to BDO Dunwoody LLP, Charter Accountants for reading the quarterly financials and other related services.

The resolution appointing auditors must be passed by a simple majority of the votes cast with respect to the resolution by Shareholders present in person or by proxy at the Meeting. **It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of**

Proxy, to vote such proxies FOR the appointment of Deloitte & Touche LLP as auditors of the Corporation.

Election of Directors

Pursuant to the Corporation's articles of incorporation, the Board of Directors (the "Board") may consist of a minimum of three and a maximum of seven directors. There are currently five directors and management proposes to maintain the number of directors at five.

The following table sets forth all of the persons proposed by management to be nominated for election as directors, together with all positions and offices with the Corporation now held by them, their principal occupations for the previous five years, the periods during which they have served as directors of the Corporation, and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction.

Name, Position with the Corporation	Present Principal Occupation and Positions Held During the Last Five Years	Director Since	Number of Securities of the Corporation (4)	
Edward C. McFeely (1)(2) Chairman, President and Chief Executive Officer Calgary, Alberta, Canada	Chairman, President and Chief Executive Officer of the Corporation	June, 2001	5,213,960	Common Shares
Thomas S. Bamford(1)(3)(5) Director Calgary, Alberta, Canada	Independent Businessman since 1995	August 24, 2004	335,000	Common Shares
Brian H. Gore(2) Director Calgary, Alberta, Canada	Independent Businessman since 2003; Chairman & CEO. Pivotal Energy Ltd. 2002 to 2003; President, CEO., & Chairman Cigar Oil & Gas Ltd. 1998 to 2002	January 29, 2004	225,000	Common Shares
Kenneth H. Hayes (1)(2)(3) Director Calgary, Alberta, Canada	CEO, Wilderness Energy Corp. since 2001.	January 29, 2004	132,700	Common Shares
W.J. McNaughton(3) Director Calgary, Alberta, Canada	Independent Businessman since 1999	May 10, 2004	15,000	Common Shares

Notes:

(1) Member of the Reserves Committee, Thomas Bamford is Chairman.

(2) Member of the Compensation Committee, Brian Gore is Chairman.

(3) Member of Audit Committee, W.J. McNaughton is Chairman.

(4) The information as to the number of Common Shares beneficially owned and controlled has been furnished by the directors.

(5) In 1997, Mr. Bamford joined the board as a director of Ablevest Holdings Ltd. ("Ablevest"). Ablevest had been suspended from trading since September 16, 1996. During the course of its suspension, Ablevest was advised by the Alberta Stock Exchange ("ASE") that a reactivation plan would have to be implemented and its minimum listing requirements achieved or Ablevest would be delisted. As part of this reactivation plan a series of asset sales and financing transactions were attempted during 1997 and 1998. Some of these transactions were completed but others were not. By March 1998, it became apparent that new financing alternatives to finalize a reactivation plan would not be forthcoming given the overall downturn in the oil and gas industry that had commenced in December 1997. In light of these circumstances, Ablevest entered into an amalgamation agreement with Temba Resources Ltd., which, subsequent to shareholder approval of both corporations, resulted in an

amalgamated publicly traded corporation under the name "Westlinks Resources Ltd." in June 1998. Westlinks Resources Ltd. went on to become Enterra Energy Corp.

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the nominees for directors as set out above. Each director elected will hold office until the close of the next annual meeting or until his successor is duly elected or appointed, unless his office is earlier vacated.

Stock Option Plan

The Exchange requires all listed companies with a 10% rolling stock option plan to obtain annual shareholder approval of such plan. Shareholders will be asked at the Meeting to vote on a resolution to reaffirm for the ensuing year, the Corporation's Stock Option Plan as attached hereto as Schedule "A" and which has been approved by the Compensation Committee and the Board of Directors. See "Compensation of Executive Officers -Stock Option Plan" for a full description of the Stock Option Plan.

As at the date hereof, the Corporation has outstanding options to purchase 3,090,701 Common Shares of the Corporation. At the Meeting, shareholders will be asked to approve the following resolution:

> "**BE IT RESOLVED THAT** the 10% rolling incentive Stock Option Plan, attached to the Information Circular as Schedule "A" as approved by the Compensation Committee and the Board of Directors be and is hereby approved for the ensuing year; and
>
> **BE IT FURTHER RESOLVED THAT** any officer or director of the Corporation be and each of them is hereby authorized, for and on behalf of the Corporation, to execute and deliver such other documents and instruments and take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such action."

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the approval of the Option Plan.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board of Directors and who are charged with the day to day management of the Corporation. The Board of Directors are committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Board of Directors expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Corporation's business plan and to meet performance goals and objectives.

The Board of Directors is of the view that the Corporation's general approach to corporate governance, summarized below, is appropriate and in the circumstances substantially consistent with objectives reflected in the guidelines for improved corporate governance in Canada.

Set forth below is a description of the Corporation's current corporate governance practices, as prescribed by National Instrument 58-101-*Disclosure of Corporate Governance Practices*. Exchange Policy 3.1-*Directors, Officers and Corporate Governance* requires Tier I issuers to comply with the requirements of Form NI 58-101F1. The requirements of Form NI 58-101F1 are set out below in italics.

Board of Directors

Disclose the directors who are independent

The Board of Directors' determination as to each director's independence is made with reference to definitions under applicable securities laws and stock exchange regulations. The Board of Directors is currently composed of five directors, four of which are not members of management. The Board of Directors considers Thomas S. Bamford, Kenneth H. Hayes, Brian H. Gore and W.J. McNaughton to be independent directors.

Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board of Directors does not consider Edward C. McFeely to be an independent director. The Board of Directors considers Mr. McFeely not to be independent by virtue of his being the President and Chief Executive Officer of the Corporation. Currently, the majority of directors of the Corporation are considered independent.

Directorships

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors of the Corporation are presently directors of other reporting issuers.

Name of Director	Name of Reporting Issuer
W.J. McNaughton	International Frontier Resources Corp. [(1)]

Notes:

(1) Listed on the TSX Venture Exchange

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors do not hold meetings at which non-independent directors and members of management are not in attendance. The Board of Directors facilitates open and candid discussion among its independent directors by inviting management and non-independent directors to leave meetings as required.

Disclose whether or not the chair of the board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Edward C. McFeely is the chair of the Board of Directors and is not considered an independent director. The Board provides leadership for its independent directors by ensuring that each committee is chaired by an independent director.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

Name of Director	Meetings Attended/Meetings Held
Thomas S. Bamford	4/5
Kenneth H. Hayes	5/5
Brian H. Gore	5/5
W.J. McNaughton	5/5
Edward C. McFeely	5/5

Board Mandate

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board has a broad responsibility for supervising the management of the business and affairs of the Corporation. Formal position descriptions for the Board have not been implemented. The Board delineates its role and responsibility by exercising it's collective experienced judgment while considering the statutory requirements, the nature of the business conducted by the Corporation and the education and business experience of each particular member of the Board.

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has not developed formal written descriptions for the Chair and the chair of each of the Audit, Reserves and Compensation Committee. The primary role of the chair of each committee is managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities in a timely fashion. The Chair of both the Audit and the Reserves Committee also maintain on-going communication with the Corporation's external auditors in order to lead the committee in performing its oversight and other audit-related functions.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

A formal position description for the CEO has not been implemented. The CEO is responsible for the overall management of the Corporation including directly supervising the senior management team. The Board provides the CEO with direction at regularly scheduled directors meetings.

Orientation and Continuing Education

Describe what steps the board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.

The Board is composed of experienced corporate directors. Orientation is carried out through an initial meeting with management including a disclosure of material contracts, current financial position, insurance coverage, personnel and compensation. This is followed up with the delivery of relevant information relating to the Corporation and its governance, compiled by the Corporate Secretary.

Due to the size of the Corporation's Board of Directors, no formal program currently exists for the orientation of new directors, other existing directors provide orientation and education to new members on an informal and ad hoc basis. No formal continuing education program currently exists for the directors of the Corporation; however, the Corporation encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses and seminars. Each director of the Corporation has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.

Ethical Business Conduct

Describe what steps the Board of Directors takes to encourage and promote a culture of ethical business conduct.

The Board of Directors has also adopted a "Whistleblower Policy" wherein employees and consultants of the Corporation are provided with a mechanism by which they can raise concerns in a confidential, anonymous process.

In addition the Board of Directors has adopted a Code of Business Conduct and Ethics.

Nomination of Directors

Describe what steps, if any, are taken to identify new candidates for board nomination, including (i) who identifies new candidates and; (ii) the process of identifying new candidates.

Pursuant to the mandate of the Board of Directors, the Board of Directors has responsibility for selecting nominees for election to the Board of Directors. At present, the Board of Directors does not have a process by which the Board of Directors identifies new candidates for Board nomination but rather the identification of new candidates is done on an informal and ad hoc basis. The nominees are generally the result of recruitment efforts by Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer.

Compensation

Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including (i) who determines compensation; and (ii) the process of determining compensation.

The Corporation's compensation policies are founded on the principle that executive and employee compensation should be consistent with Shareholders' interests and therefore, the compensation strategy is significantly weighted towards a stock ownership compensation strategy. The objectives of the program are to attract and retain a high quality management and employee team and to motivate performance by tying a significant portion of the compensation to enhancement in share value. The Board of Director's as a whole considered the compensation of the Board through cash compensation and incentive stock options. The directors considered and approved cash compensation payable to unrelated directors only, based upon the required time commitments, the changing regulatory regime, and the responsibilities and risks undertaken by unrelated directors.

Compensation Committee

The Compensation Committee is responsible for reviewing overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of senior officers; recommending to the Board of Directors the compensation of senior officers; reviewing executive appointments; and recommending the adequacy and form of directors' compensation. This Committee meets at least once annually. Currently, the members of the Compensation Committee include Brian H. Gore (Chair), Kenneth H. Hayes and Edward C. McFeely.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Given the size and nature of the Corporation, most matters are dealt with by the complete Board of Directors, with the exception of the Audit Committee. Committees are established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board of Directors meetings. The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented. A summary of the responsibilities and activities and the membership of each of the Audit and Reserves Committees is set out below, while information concerning the Compensation Committee is set out above.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Corporation's accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Corporation's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Corporation's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Corporation's quarterly and annual financial statements prior to approval by the full Board of Directors and release to the public. Currently, the members of the Audit Committee include W.J. McNaughton (Chair), Thomas S. Bamford and Kenneth H. Hayes. The Audit Committee has adopted a prior approval policy for the engagement of non-audit services with the Auditors.

Reserves Committee

The Reserves Committee has responsibility for carrying out an independent review of the annual reserve data of the Corporation, including the appointment of the Corporation's independent engineers. This Committee meets at least quarterly. The Reserves Committee monitors the process management uses to provide the independent evaluators with the Corporation's well production data, the principal risks associated with the evaluation of the Corporation's petroleum and natural gas reserves and reviews the assumptions used and information provided to the independent engineering consultants. Currently, the members of the Reserves Committee includes Thomas S. Bamford (Chair), Kenneth H. Hayes and Edward C. McFeely.

Assessment

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors monitors, but does not yet formally assess the performance of individual Board members or committee members or their contributions.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be obtained from SEDAR (the System for Electronic Document Analysis and Retrieval) at www.sedar.com. Financial information is provided in the Corporation's comparative audited consolidated financial statements for the year ended December 31, 2006 and the related management's discussion and analysis.

Copies of those financial statements and management's discussion and analysis may be requested from Shawn McDonald, the Chief Financial Officer of the Corporation, at 1600, 444 - 5 Avenue S.W., Calgary, Alberta, T2P 2T8, telephone (403) 262-8666 or by e-mail at smcdonald@grandbanksenergy.com. They are also available on SEDAR or from the Corporation's website at http://www.grandbanksenergy.com.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

The contents of this Circular have been approved by the Board of Directors.

DATED April 26, 2007

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "*E. C. (Ted) McFeely*"
E. C. (Ted) McFeely, Chairman,
President and Chief Executive Officer

**SCHEDULE "A" to the Information Circular
Of Grand Banks Energy Corporation**

STOCK OPTION PLAN

1. Definitions

Unless otherwise defined herein or the context otherwise requires, capitalized terms used have the meaning ascribed to them in the TSX Venture Exchange ("**TSX-V**") Policy 4.4.

2. Purpose of Plan

The purpose of the Stock Option Plan (the "**Plan**") is to assist Grand Banks Energy Corporation ("**Grand Banks**") in attracting, retaining and motivating directors, key officers, employees, consultants and advisors of Grand Banks and its subsidiaries, (in this Plan the term "Grand Banks" will be deemed to include subsidiaries except where the context does not permit) and to closely align the personal interest of the directors, officers and employees with those of the shareholders by providing them with the opportunity, through options, to acquire Common Shares ("**Common Shares**") of Grand Banks.

3. Implementation

All aspects of the Plan are subject to compliance with the requirements of each stock exchange on which the shares of Grand Banks are listed (a "**Stock Exchange**") and of any governmental authority or other regulatory body, to which Grand Banks is subject.

4. Administration

The Plan will be administered by the board of directors of Grand Banks (the "**Directors**") which has final authority and discretion, subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan including the imposition of vesting provisions.

5. Eligibility

Options may be granted under the Plan to such directors, officers, employees, consultants and advisors of Grand Banks as the Directors may designate as participants (the "**Participants**"), subject to the limitations set forth in sections 6 and 7. The total number of Common Shares made available under the Plan (the "**Optioned Shares**"), the time or times and price or prices at which options may be granted, the time or times at which options are exercisable and any conditions or restrictions on the exercise of options shall be in the full and final discretion of the Directors, subject to any limitations contained herein.

6. Number of Shares Under Plan

The number of authorized but unissued Common Shares that may be issued upon the exercise of options granted under the Plan at any time, plus the number of Common Shares reserved for issuance under outstanding incentive stock options otherwise granted by Grand Banks shall not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at any time, and such aggregate number of Common Shares shall increase or decrease as the number of issued and outstanding Common Shares changes.

However, the following additional restrictions apply:

(a) the maximum number of Common Shares that may be reserved for issuance to any one eligible person pursuant to options granted under the Plan is five percent of the number of Common

Shares outstanding at the time of reservation, unless disinterested shareholder approval is obtained;

(b) no more than two percent of the issued Common Shares of Grand Banks may be granted to any one Consultant in a 12 month period and if the Consultant is conducting Investor Relations Activities, no more than ¼ of such options may vest in any three month period;

(c) no more than an aggregate of two percent of the issued Common Shares of Grand Banks may be granted to an Employee conducting Investor Relations Activities, in any 12 month period; and

(d) if option rights granted to an individual under the Plan in respect of certain Optioned Shares expire or terminate for any reason without having been exercised, such Optioned Shares may be made available for other options to be granted under the Plan.

Any Common Shares subject to an option that expire or terminate without having been fully exercised may be made subject to a further option. No fractional Common Shares may be issued under the Plan.

7. <u>Limits with Respect to Insiders</u>

For the purposes of this Section 7, an Insider means:

(a) an insider as defined by the *Securities Act* (Alberta), other than a person who falls within that definition solely by virtue of being a director or senior officer of any corporation that is a subsidiary of Grand Banks as defined in the *Securities Act* (Alberta); and

(b) an associate, as defined in the *Securities Act* (Alberta), of any person who is an insider by virtue of (a) above.

For the purposes of this Section 7, a share compensation arrangement ("Share Compensation Arrangement") means any stock option, stock plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by Grand Banks by way of a loan, guarantee or otherwise.

For the purposes of this Section 7, holders of non-voting and subordinate voting shares, must be entitled to vote with the holders of any class of shares of Grand Banks which otherwise carry greater voting rights, on a basis proportionate to their respective residual equity interests in Grand Banks.

For the purposes of this Section 7, any entitlement to acquire Common Shares granted pursuant to the Plan or any other Share Compensation Arrangement prior to the grantee becoming an Insider is to be excluded. For the purposes of this section 7, the number of Common Shares outstanding is to be determined on the basis of the number of Common Shares outstanding at the time of the reservation or issuance, as the case may be, excluding Common Shares issued under the Plan or under any other Share Compensation Arrangement over the preceding one-year period.

Subject to this Section 7, the maximum number of Common Shares that may be reserved for issuance to Insiders pursuant to the Plan and any other previously established or proposed Share Compensation Arrangement is 10% of the number of Common Shares outstanding.

Subject to this Section 7, the maximum number of Common Shares that may be issued to any Participant under the Plan and any other previously established or proposed Share Compensation Arrangement within a one-year period is 10% of the number of Common Shares outstanding.

Subject to this Section 7, the maximum number of Common Shares that may be issued to any one Insider under the Plan and any other previously established or proposed Share Compensation Arrangement within a one-year period is 5% of the number of Common Shares outstanding.

If a proposed Share Compensation Arrangement, together with all of Grand Banks' other previously established or proposed Share Compensation Arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the outstanding issue or if Grand Banks seeks to reduce the exercise price or term of an option granted, which benefits an Insider, such Share Compensation Arrangement, reduction in exercise price or amendment to an option term must be approved by a majority of the votes cast at the shareholders' meeting other than votes attaching to securities beneficially owned by Insiders to whom options may be granted under the Plan or associates of such persons.

8. Terms and Conditions

All options shall be granted upon and subject to the terms and conditions hereinafter set forth.

8.1 Exercise Price

The exercise price for each Optioned Share will be determined by the Directors, but will in no event be less than the Discounted Market Price of the Common Shares on a Stock Exchange on the trading day immediately prior to the grant of the option (or, if no trades occurred on such day, then on the next previous day on which trading took place) less the maximum discount, if any, permitted by the Stock Exchange or such other price as may be set by the Directors and approved by the Stock Exchange.

Where the exercise price of the stock option is based on the Discounted Market Price, all stock options and any Listed Shares issued on the exercise of stock options must be legended with a four month Exchange hold period commencing on the date the stock options were granted.

In addition, if options are granted within 90 days of a distribution by prospectus, the minimum exercise price will be the greater of the Discounted Market Price and the price per Common Share paid by the public investors for the Common Shares under the distribution.

8.2 Option Agreement

All options will be evidenced by means of an agreement (the "**Option Agreement**") between Grand Banks and the Participant, which agreement will define the following terms, vesting period, price and number of Optioned Shares. Grand Banks shall represent in each Option Agreement that the Participant is a bona fide director, officer, employee of, consultant or advisor to, Grand Banks.

8.3 Length of Grant and Vesting

The Directors will determine when options granted under the Plan expire, as long as the expiry date determined by the Directors does not exceed ten years from the grant date, and the period during which the options may be exercised (vesting) by the Participant.

8.4 Non-Assignability of Options

An option is not transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant and may be exercised during the lifetime of the Participant only by such Participant.

8.5 Right to Postpone Exercise

A Participant shall be entitled to exercise the option at any time during the period from vesting to expiry or termination of the options granted.

8.6 Exercise and Payment

An option may be exercised by a Participant or his estate by giving written notice to the Chief Executive Officer, Transfer Agent, Treasurer, or the Corporate Secretary of Grand Banks specifying the number of Common Shares in respect of which such option is being exercised, and accompanied by full payment (by cash or certified cheque payable to Grand Banks) for the entire exercise price (determined in accordance with the Option Agreement) multiplied by the number of Optioned Shares specified in the notice. Upon exercise of an option, Grand Banks shall authorize its transfer agent and registrar to promptly deliver a share certificate in the name of such Participant.

8.7 Rights of Participants

A Participant shall have no rights whatsoever as a shareholder (including, without limitation, any right to receive dividends or other distributions therefrom, voting rights, warrants or rights under any rights offering) in respect of any of the Optioned Shares until the Participant has exercised his option to purchase and the Common Shares have been duly issued by Grand Banks.

8.8 Amalgamation

In the event of an amalgamation, arrangement or other form of business combination of Grand Banks with another corporation or other entity which results in the holders of voting securities of that other corporation or entity holding, in the aggregate, voting securities having attached thereto a number of votes which constitutes, in the aggregate, more than 50% of the aggregate votes attaching to all outstanding voting securities of Grand Banks or entity resulting from the business combination (a "**Change of Control**") all issued options become exercisable immediately. In the event of a Change of Control transaction which results in Grand Banks being acquired outright by another entity, Grand Banks may, at its option, require the acceleration of the time for the exercise of the option rights granted under the Plan and the time for fulfilment of any conditions or restrictions on such exercise.

8.9 Take over Bid

If, at any time during the period when an option has been granted to a Participant but remains unexercised, a take over bid as defined in any applicable securities legislation (including an exempt take over bid other than an exempt take over bid which permits purchases of up to 5% of issued capital per year through the facilities of a recognized stock exchange) Grand Banks shall provide each Participant with any information that is in the public domain that it has in its possession on a timely basis. The provisions of the Option Agreement notwithstanding, the vesting time for the exercise of the options will be accelerated to allow the Participant to exercise all outstanding options to facilitate the tendering of Common Shares to the take over bid.

8.10 Alteration in Common Shares

If a dilution of value or a reorganization of the Common Shares of Grand Banks occurs by way of a share dividend, share split, issuance of shares or instruments convertible into Common Shares (other than pursuant to the Plan) for less than market value, share consolidation, share reclassification, exchange of Common Shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like, the Participant shall be entitled to a *pro rata* adjustment to the number of Optioned Shares, or to the exercise price, or both, as shall be appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution or enlargement of rights granted to Participants under the Plan. In any such event, the maximum number of Common Shares available under the Plan shall be appropriately adjusted. If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares for those in another corporation is imminent, the Directors shall, in a fair and equitable manner, determine the manner in which all unexercised options shall be treated including, adjustment to the time period for the exercise of such rights by the Participants. All determinations of the Directors under this paragraph 8.10 shall be full and final.

8.11 Termination

(a) If a Participant is dismissed as a director, officer, employee, consultant or advisor by Grand Banks or by one of its subsidiaries for cause, all unexercised option rights of that Participant under the Plan shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Participant.

(b) If a Participant resigns or is dismissed as a director, officer, employee, consultant or advisor of Grand Banks for any reason other than one enumerated in clause 8.11(a) or 8.12, all unexercised option rights of that Participant under the Plan will terminate and lapse thirty (30) days after such date notwithstanding the original term of the option granted to such Participant.

8.12 Disability or Retirement

If a Participant ceases to be a director, officer, employee, consultant or advisor of Grand Banks as a result of:

(a) disability or illness preventing the Participant from performing the duties routinely performed by such Participant;

(b) retirement;

(c) death; or

(d) in other discretionary circumstances such that an adjustment of the option exercise period is approved by the Directors;

such Participant or his estate shall have the right for a period of six months (or until the normal expiry date of the option rights of such Participant if earlier) from the date of ceasing to be a director, officer, employee, consultant or advisor to exercise all Optioned Shares of such Participant to the extent they were exercisable on the date of ceasing to be a director, officer, employee, consultant or advisor. Upon the expiration of such period all unexercised options of that Participant shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Participant.

9. <u>Amendment and Discontinuance of Plan</u>

The Directors in their sole discretion, but subject to law and regulatory authorities may amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights of a Participant under any options earlier granted to a Participant without the consent of that Participant. Without limiting the generality of the foregoing, disinterested Shareholder approval will be obtained for any reduction in the exercise price if the Optionee is an Insider of the Issuer at the time of the proposed amendment.

10. <u>No Further Rights</u>

Nothing contained in the Plan nor in any option gives any Participant any interest or title in or to any Grand Banks shares or any rights as a shareholder or any other legal or equitable right against Grand Banks other than as set forth in the Plan and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as a director, officer or employee of Grand Banks.

11. Compliance with Laws

The obligations of Grand Banks to sell Common Shares and deliver share certificates are subject to compliance by Grand Banks and the Participants with all applicable corporate and securities law, rules and regulations.

SCHEDULE "B" to the Information Circular
Of Grand Banks Energy Corporation

Audit Committee Charter

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of the Company is to provide an open avenue of communication between management, the Company's independent auditor and the Board and to assist the Board in its oversight of:

- the integrity, adequacy and timeliness of the company's financial reporting and disclosure practices;
- the Company's compliance with legal and regulatory requirements related to financial reporting; and
- the independence and performance of the Company's independent auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company's articles and governing laws as the Committee or Board deems necessary or appropriate.

The committee shall consist of at least three directors. Members of the Committee shall be appointed by the Board and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee's role is one of oversight. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor. The independent auditor shall report directly to the Committee.

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1. Monitor the adequacy of this Charter and recommend any proposed changes to the Board.

2. Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3. Review with management and the independent auditor the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4. Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principals or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management.

8. Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

9. Pre-approve all non-audit services to be provided to the Company by the independent auditor.

10. Monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor.

11. Establish and review the Company's procedures for the:

    - receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and
    - confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12. Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13. Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of National Instrument 52-110 of the Canadian Securities Administrators, the *Business Corporations Act* (British Columbia) and the articles of the Company.

GRAND BANKS ENERGY CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an Annual General Meeting of the holders of Common Shares of Grand Banks Energy Corporation (the "**Corporation**") will be held at the Petroleum Club, in the Cardium Room, at 319 - 5th Avenue S.W., Calgary, Alberta on Tuesday June 5, 2007 commencing at 10:30 a.m. (Calgary time) for the following purposes:

1. to receive the financial statements for the year ended December 31, 2006 and the auditors' report thereon;
2. to elect directors for the ensuing year;
3. to appoint auditors for the ensuing year and to authorize the directors to fix the auditor's remuneration;
4. to pass an ordinary resolution reaffirming the Corporation's stock option plan attached hereto as Schedule "A"; and
5. to transact such other business as may be properly brought before the Meeting, or any adjournment or postponement thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Information Circular which is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized will be available at the Meeting and will be available for inspection prior to June 5, 2007 at the registered and records office of the Corporation at 1600, 444 – 5th Avenue S.W., Calgary, Alberta T2P 2T8 during normal business hours.

Shareholders are invited to attend the Meeting. Only shareholders of record at the close of business on May 1, 2007 are entitled to vote at the Meeting, except to the extent that a person has transferred any Common Shares after that date and the new holder of such shares establishes proper ownership and requests, not later than ten days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting.

Shareholders who are unable to attend the Meeting in person may appoint a proxy to attend and vote on their behalf. If you are unable to attend the Meeting in person, you are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, forms of proxy must be received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or any adjournment thereof by Global Corporate Compliance, 850 505 – 3rd Street S.W., Calgary, Alberta T2P 3E6.

Dated at the City of Calgary, in the Province of Alberta this 26th day of April, 2007.

By Order of the Board

(signed) *"E. C. (Ted) McFeely"*

E. C. (Ted) McFeely, Chairman,
President and Chief Executive Officer

Grand Banks Energy Corporation
(the "Corporation")

Financial Statement Request Form

To the Shareholders:

In accordance with NI 51-102, Continuous Disclosure Obligations, an Issuer is no longer required to send annual or interim financial statements to its shareholders. This form is to be used by the shareholder to request a copy of the Issuer's financial statements and Management Discussion and Analysis.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method.

If you wish to receive financial statements, and/or you wish to receive corporate information via electronic mail, please complete and return this form to:

Grand Banks Energy Corporation
1600 - 444 - 5 Avenue SW
Calgary, Alberta, T2P 2T8

☐ I would like to receive financial statements by regular mail.

☐ I consent to receive financial statements via electronic mail.

____
Name of Shareholder (Please Print)

____
Address

____
City   Province   Postal Code

____
E-mail Address

The undersigned hereby certifies to be a shareholder of Grand Banks Energy Corporation.

____

Signature of Shareholder

Dated ____________________, 2007

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Grand Banks Energy Corporation ("**Grand Banks**")
1600, 444 – 5th Avenue SW
Calgary, Alberta T2P 2T8

Item 2. Date of Material Change

May 1, 2007

Item 3. News Release

A press release reporting the material change was issued on May 1, 2007 through the services of CCNMatthews.

Item 4. Summary of Material Change

Grand Banks announced that it has closed the sale of its producing oil property in the Stoughton/Viewfield area of south east Saskatchewan and the price received for the property was $8.5 million.

Item 5.1. Full Description of Material Change

Grand Banks announced that it has closed the sale of its producing oil property in the Stoughton/Viewfield area of south east Saskatchewan. The price received for the property was $8.5 million. The sale process was conducted with the assistance of Rundle Energy Partners, who acted as exclusive agent.

The Stoughton/Viewfield property involved a large farm-in agreement with a major producer. The farm-in deal was operated by Grand Banks with a 50% working interest, and to date 4 horizontal Bakken oil wells (2 net) had been successfully drilled on the lands, earning 10 (5 net) sections from a total potential land base of about 34 (17 net) sections. The 4 oil wells were producing a total of about 80 bopd (40 net to Grand Banks) at the time of the sale.

Grand Banks currently has a revolving bank line of $10.5 million and after giving effect to the sale, expects to have net debt (including working capital deficiency) of less than $3 million. In addition, Grand Banks has a term facility of $1.13 million that is being used to fund its share of a dehydration plant that is being built to process gas from the Grand Banks et al Tower Creek 2-21-55-27 W5M Leduc sour gas discovery. The construction of a 12 mile tie-in to the well and the $12 million dehy are now over 90% completed, and Grand Banks expects to have the well on production by the end of June. With an anticipated gross raw production rate of 20 to 25 MMcf/d, Grand Banks 16.67% share of the well is expected to net over 400 boe/d sales, bringing total corporate production to about 1,100 boe/d.

This material change report may contain forward-looking statements including management's assessment of future plans and operations and expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. The forward-looking statements contained in this material change report are made as of the date hereof and Grand Banks undertakes no obligations to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Item 5.2. Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable. This is not being filed on a confidential basis.

Item 7. Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8. Executive Officer

For further information, please contact E. C. (Ted) McFeely, Chairman, President and Chief Executive Officer at (403) 262-8666.

Item 9. Date of Report

May 8, 2007

INSTRUMENT OF PROXY

For the Annual General Meeting of the Shareholders of GRAND BANKS ENERGY CORPORATION

To be held on June 5, 2007

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

The undersigned, being a shareholder of Grand Banks Energy Corporation, (the "Corporation") hereby appoints (with full power of appointment and substitution), E.C. (Ted) McFeely, President and Chief Executive Officer, or failing him, Shawn D. McDonald, Chief Financial Officer, or in place or stead of the foregoing,_______________ ____ as Proxy of the undersigned to attend the Annual General Meeting of shareholders of the Corporation to be held at the Cardium Room, Petroleum Club, 319 - 5 Ave SW., Calgary, Alberta on Tuesday, June 5, 2007 at 10:00 am (local time) and at any adjournment thereof. The undersigned hereby revokes any instrument of proxy heretofore given to attend and vote at the said Annual General Meeting. Without limiting the general power hereby conferred, the person above named is directed to vote as follows:

1. VOTE FOR ___ or WITHHOLD ___ electing as directors the nominees of management named in the information circular dated April 26, 2007 (the "Information Circular"): **(if no selection is made, to vote FOR the nominees of management)**

2. VOTE FOR ___ or WITHHOLD ___ appointing Deloitte & Touche LLP, Chartered Accountants, as the auditors of the Corporation: **(if no selection is made, to vote FOR the appointment of Deloitte & Touche LLP as auditor):**

3. VOTE FOR ___ or TO VOTE AGAINST ___ approving a rolling stock option plan authorizing the grant of options for common shares to a maximum of 10%; **(if no selection is made, to vote FOR the Option Plan):**

4. **At the discretion of the said Proxyholder, to vote upon any amendments or variation of the above matter or any other matter that may be brought properly before the said Annual General Meeting or any adjournment thereof.**

This Proxy is solicited on behalf of the management of the Corporation and will be voted as directed in the space provided above or, if no direction is given, it will be voted FOR each resolution.

The persons named in this Proxy are directors and officers of the Corporation. Each shareholder has the right to appoint a person, who need not be as shareholder, to attend and to act for him on his behalf at the Annual General Meeting, other than the persons designated above. To exercise such rights, the names of the persons designated by management to act should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

Dated this ____ day of ____________, 2007.

____
Signature of Shareholder

____
Shareholder's Name (Please Print)

Notes:

1. In the event that the date is not completed, this Proxy will be deemed to be dated upon the day that it is mailed by the Corporation.

2. This Proxy will not be valid and will not be acted upon or voted unless it is signed and delivered to the attention of the Global Corporate Compliance Inc., 850, 505 – 3rd Street S.W., Calgary, Alberta T2P 3E6, not later than 48 hours (excluding Saturdays, Sundays, and holidays) prior to the Meeting or any adjournment thereof.

3. In addition to any revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the security holder or his attorney duly authorized in writing or, if the security holder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation, 1600, 444 – 5th Avenue S.W., Calgary, Alberta T2P 2T8, at any time up to and including 4:30 p.m. on the last Business Day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman at the Meeting on the day of the Meeting, or any adjournment thereof and upon such deposit, the proxy is revoked.

4. The signature on this Form of Proxy should be exactly the same as the name in which the shares are registered. If the appointer is a corporation, the Form of Proxy must be executed under its corporate seal and signed by an officer or attorney duly authorized. Persons signing as executors, administrators, trustees etc. should so indicate.

PURCHASE AND SALE AGREEMENT

VIEWFIELD/STOUGHTON AREA, SASKATCHEWAN

THIS AGREEMENT made this 5th day of April, 2007.

BETWEEN:

GRAND BANKS ENERGY CORPORATION , a body corporate having an office in the City of Calgary, in the Province of Alberta

(hereinafter called the "Vendor")

- and -

registered to carry on business in the Province of Saskatchewan and having an office in the City of Calgary , in the Province of Alberta

(hereinafter called the "Purchaser")

WHEREAS the Vendor has agreed to sell the Assets to the Purchaser and the Purchaser has agreed to purchase the Assets from the Vendor on the terms and conditions set forth herein, the Parties agree as follows:

1.0 DEFINITIONS AND INTERPRETATION

1.01 Definitions

In this Purchase and Sale Agreement:

A. "**Abandonment and Reclamation Obligations**" means all obligations under the Title and Operating Documents and Regulations:

(a) to abandon the Wells;

(b) to decommission and remove the Tangibles, including associated foundations and structures; and

(c) to restore, remediate and reclaim the lands to which the Surface Rights relate.

B. "**AFE**" means an authority for expenditure, mail ballot or any other authorization of expenditure under the Title and Operating Documents for the conduct of an operation or the accrual of a financial obligation as set out and identified in Schedule "A".

C. "**Agreement**" means this Agreement and the Schedules attached to it.

D. "**Assets**" means, subject to Clauses 1.02 and 1.04, the Petroleum and Natural Gas Rights, the Tangibles, the Miscellaneous Interests and the Wells.

E. "**Business Day**" means any day of the week other than a Saturday, Sunday or statutory holiday in Alberta.

F. "**Closing**" means the exchange of Conveyance Documents at the Closing Date, the delivery by the Purchaser to the Vendor of the Purchase Price, and the transfer of the Assets by the Vendor to the Purchaser as more particularly described in Clause 3.03.

G. "**Closing Date**" means the 3rd day of May, 2007.

H. "**Deposit**" means the payment by the Purchaser to the Vendor of $850,000.00 on the execution of this Agreement as security for payment of the Purchase Price and, if applicable, as a estimate of liquidated damages for the purposes of Paragraph 12.01(b).

I. "**Effective Date**" means the 1st day of May, 2007.

J. "**Environmental Liabilities**" means all liabilities pertaining to the Assets in respect of the environment, whether or not caused by a breach of the applicable Regulations and whether or not resulting from operations conducted with respect to the Assets, including, without limitation, liabilities related to:

(a) the transportation, storage, use or disposal of toxic or hazardous substances or hazardous, dangerous or non-dangerous oilfield substances or waste;

(b) the release, spill, escape or emission of toxic or hazardous substances;

(c) any other pollution or contamination of the surface, substrate, soil, air, ground water, surface water or marine environments;

(d) damages and losses suffered by third parties as a result of the occurrences in Paragraphs (a)-(c) of this Subclause; and

(e) any obligations imposed by the Regulations to protect the environment or to rectify environmental problems.

K. "**Facilities**" means all unit facilities under any unit agreement that applies to the Petroleum and Natural Gas Rights and all other field facilities that are not solely located on or under the surface of the Lands (or lands with which the Lands are pooled) and that are used for production, gathering, treatment, compression, transportation, injection, water disposal, measurement, processing, storage or other operations respecting the Petroleum and Natural Gas Rights or the Petroleum Substances produced therefrom, including, without limitation, any applicable battery, separator, compressor station, gathering system, pipeline, production storage facility or warehouse, which other field facilities are in each case specifically identified in a Schedule.

L. "**General Conveyance**" means a document delivered at Closing, substantially in the form of Schedule "B" to this Agreement, through which the Vendor conveys the Assts to the Purchaser.

M. "**GST**" means the goods and services tax provided for under the *Excise Tax Act* (Canada), as amended, and the regulations thereunder, or any successor or parallel federal or provincial legislation that imposes a tax on the recipient of goods and services.

N. "**Interim Period**" means the period from the Effective Date to, but not including, the Closing Date.

O. "**Lands**" means the lands, formations and associated Petroleum Substances described in Schedule "A", insofar as rights relating thereto are granted under the Leases.

P. "**Leases**" means, collectively, the various leases, licences, permits, reservations, certificates of title and other documents of title set forth in the Schedule "A" through which the holder may explore for, drill for, recover, remove or dispose of Petroleum Substances within, upon or under the Lands (or lands with which the Lands are pooled or unitized), and includes, if applicable, all renewals and extensions of those documents and all documents issued in substitution therefor.

Q. "**Losses and Liabilities**" means all claims, liabilities, actions, proceedings, demands, losses, costs, penalties, fines, damages and expenses which may be sustained or incurred by any Party, its directors, officers, agents and employees, including, without limitation, reasonable legal fees and disbursements on a solicitor and client basis.

R. **"Miscellaneous Interests"** means, subject to the limitations and exclusions in this definition, the Vendor's entire interest in all property and rights, other than the Petroleum and Natural Gas Rights and Tangibles, to the extent they pertain directly to the Petroleum and Natural Gas Rights or the Tangibles, including, without limitation:

(a) the Title and Operating Documents;

(b) the Surface Rights;

(c) the wellbores and downhole casing respecting the Wells; and

(d) copies of geological, engineering, Facility and other records, files, reports, data, correspondence and documents that, relate directly to the Assets.

Unless otherwise agreed in writing by the Parties, the Miscellaneous Interests exclude the Vendor's tax and financial records, as well as files, documents, reports, data, intellectual property and computer hardware or software insofar as they: (i) pertain to the Vendor's geophysical data and interpretations thereof; (ii) pertain to the Vendor's proprietary technology, evaluations or interpretations (whether geological, engineering, economic or otherwise); (iii) are legal opinions; (iv) are documents prepared on behalf of the Vendor in contemplation of litigation; (v) are owned or licenced by third parties with restrictions that prohibit their deliverability or disclosure to the Purchaser; (vi) are referred to specifically as exclusions in a Schedule; or (vii) pertain to records required to be maintained under the Regulations if the retention period for those records thereunder has expired.

S. **"Party"** means a person, partnership or corporation that is bound by this Agreement.

T. **"Permitted Encumbrances"** means:

(a) the terms and conditions of the Title and Operating Documents, including, without limitation, any offset well obligation, genuine pre-estimate of damages as it relates to the remaining test and option well obligations as set out in Schedule "A", penalty or forfeiture that applies to the Assets subsequent to the Effective Date resulting from the Purchaser's election under Subclause 5.02B not to participate in a particular operation, provided that the following items must be identified in a Schedule to qualify as Permitted Encumbrances: (i) any overriding royalties, net profits interests or other encumbrances applicable to the Petroleum and Natural Gas Rights for which the Purchaser will assume the obligation for payment; (ii) any existing potential alteration of the Vendor's interest in the Assets because of a payout conversion or farmin, farmout or other such agreement; (iii) any Right of First Refusal; (iv) any penalty or forfeiture that applies to the Assets at the Effective Date because of the Vendor's election not to participate in a particular operation; and (v) any agreements described in Paragraphs 1.01HH(d), (f) and (g) and (vi) all capital obligations as set out in Schedule "A" respecting the Title and Operating Documents;

(b) easements, rights of way, servitudes or other similar rights, including, without limitation, rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles and wires;

(c) the Regulations and any rights reserved to or vested in any municipality or governmental, statutory or public authority to levy taxes or to control or regulate any of the Assets in any manner, including, without limitation, the right to control or regulate production rates and the conduct of operations;

(d) statutory exceptions to title and the reservations, limitations and conditions in any grants or transfers from the Crown of any of the Petroleum and Natural Gas Rights or interests therein;

(e) undetermined or inchoate liens incurred or created in the ordinary course of business as security for the Vendor's share of the costs and expenses of the development or operation of any of the Assets, which costs and expenses are not delinquent as of the Closing Date;

(f) undetermined or inchoate mechanics' liens and similar liens for which payment for services rendered or good supplied is not delinquent as of the Closing Date;

(g) liens granted in the ordinary course of business to a public utility, municipality or governmental authority respecting operations pertaining to any of the Assets; and

(i) any defects or deficiencies in title to the Assets disclosed in this Agreement and any other defects or deficiencies in title to the Assets that are waived or deemed to be waived under Article 8.00.

U. "**Petroleum and Natural Gas Rights**" means the interests of the Vendor described in the Schedule "A" in respect of the Leases to the extent they apply to the Lands, including, without limitation, any existing contractual right of the Vendor to earn an interest under a farmin or similar arrangement and any overriding royalty, net profits interest or other encumbrance accruing to the Vendor.

V. "**Petroleum Substances**" means crude oil, natural gas and every other mineral or substance, the right to explore for which, or an interest in which, is granted under the Leases.

W. "**Prime Rate**" means the per annum rate designated as the prime rate for Canadian dollar commercial loans by the main Calgary branch of The Alberta Treasury Branches used by the Vendor, with any change to that rate being effective under this Agreement on the same day as it is made effective by that bank.

X. "**Purchase Price**" means the amount payable by the Purchaser to the Vendor for the Assets pursuant to Clause 2.02 with such modifications as are provided under the Agreement.

Y. "**Regulations**" means all statutes, laws, rules, orders, directives and regulations in effect from time to time and made by governments or governmental agencies having jurisdiction over the Assets or the Parties.

Z. "**Representations and Warranties Certificate**" means a certificate to be executed by an officer of a Party under Clause 10.01 respecting the truth and correctness of the representations and warranties made by that Party under Article 6.00, if the form of that certificate has been included as a Schedule.

AA. "**Right of First Refusal**" means a right of first refusal, pre-emptive right of purchase or similar contractual right under the Title and Operating Documents or otherwise whereby a third party has the right to purchase or acquire any of the Assets because of the Vendor's agreement to dispose of the Assets to the Purchaser.

BB. "**Schedule**" means a schedule to this Agreement.

CC. "**Security Interests**" means security interests in the Assets (or registrations evidencing same) expressly granted by the Vendor or its predecessors in title under the provisions of, without limitation, a mortgage, deed of trust, *Bank Act* (Canada) assignment, debenture, general security agreement or a land charge under personal property security legislation.

DD. "**Specific Conveyances**" means all conveyances, assignments, transfers, novations and other documents, other than the General

Conveyance, that are required to effect the transfer of the Assets to the Purchaser and to novate the Purchaser into the Title and Operating Documents with respect to the Assets.

EE. "**Surface Rights**" means all rights to use the surface of land in connection with the Assets, including, without limitation, rights to enter upon and occupy the surface of land on which the Tangibles and the Wells are located and rights to cross or otherwise use the surface of land for access to the Assets.

FF. "**Tangibles**" means the Vendor's entire interest in and to:

(a) the Facilities; and

(b) all tangible depreciable property and assets, other than the Facilities, that are located on or under the surface of the Lands (or lands with which the Lands are pooled) and are used or useful solely for production, gathering, treatment, compression, transportation, injection, water disposal, measurement, processing, storage or other operations respecting the Petroleum and Natural Gas Rights, including, without limitation, the tangible equipment, if any, relating to the Wells and located at the Well site..

GG. "**Thirteenth Month Adjustment**" means the accounting procedure performed annually by an operator of particular Tangible for the purpose of redistributing certain revenues and expenses, including, without limitation, operating expenses, processing fee revenue, excess capacity utilization fees and recoveries, royalties and gas cost allowances (or similar cost allowances).

HH. "**Title and Operating Documents**" means, to the extent directly related to the Petroleum and Natural Gas Rights and the Tangibles, or either of them:

(a) the Leases;

(b) executed agreements affecting the Vendor's interests in the Petroleum and Natural Gas Rights, including, without limitation, operating agreements, royalty agreements, farmout or farmin agreements, option agreements, participation agreements, pooling agreements, sale and purchase agreements and asset exchange Agreements;

(c) agreements for the sale of Petroleum Substances that are terminable on thirty-one (31) days' notice or less (without an early termination penalty or other cost) or that are identified in Schedule "A";

(d) agreements respecting the unitization of any of the Petroleum and Natural Gas Rights;

(e) agreements pertaining to the Surface Rights;

(f) agreements for the construction, ownership and operation of gas plants, gas gathering systems and other Tangibles;

(g) service agreements for the treating, gathering, storage, transportation or processing of Petroleum Substances or other third party petroleum substances, the injection or subsurface disposal of substances, the use of wellbores or the operation of any Wells or Tangibles by a third party;

(h) any approvals, authorizations or licences required under the Regulations for the conduct of operations with respect to the Assets, including, without limitations, Well and pipeline licences; and

(i) all other agreements that relate to the ownership, operation or exploitation of the Petroleum and Natural Gas Rights or the Tangibles.

II. "**Title Defect**" means a deficiency or discrepancy in or affecting the title of the Vendor in and to any of the Assets, and for purposes of this Agreement, includes Environmental Liabilities, identified by Purchaser through the course of conducting its assessment under Article 8.00, sufficient to cause a reasonable buyer of the affected Assets to refuse to purchase them for fair market value (computed as if that defect did not exist), but specifically excludes, without restricting the generality of the foregoing, the Permitted Encumbrances.

JJ. "**Purchaser**" means

KK. "**Vendor**" means GRAND \NKS ENERGY CORPORATION.

LL. "**Wells**" means the Vendor's entire interest in all wells described in Schedule "A" located on the Lands or lands pooled or unitized therewith, including, without limitation, any producing, shut-in, abandoned, suspended, capped, injection and disposal wells set forth in a Schedule, and includes the associated wellbores and casing, provided that an abandoned, injection or disposal well not subject to a unit agreement must be identified in a Schedule to be included in the Assets.

1.02 Exclusion of Assets

If a portion of the Assets is excluded from Closing because of uncured Title Defects, the exercise of any Right of First Refusal by third parties, other provisions of this Agreement or the written agreement of the Parties:

(a) the terms "Assets", "Facilities", "Lands", "Leases", "Miscellaneous Interests", "Petroleum and Natural Gas Rights" and "Tangibles" will be deemed to be amended to reflect the exclusion of that portion of the Assets, and the Agreement and the Schedules will be deemed to be amended accordingly; and

(b) the Purchase Price will be reduced by the value attributed to the Assets for which Closing does not occur under Article 7.00 or 8.00, as applicable, the term "Purchase Price" will be construed to be that reduced amount, the allocations of value among the classes of Assets under the Agreement will be modified accordingly and adjustments under Article 4.00 and any interest accruing under Clause 2.05 will be calculated accordingly.

1.03 References and Interpretation

Unless otherwise stated:

(a) the references "hereunder", "herein" and "hereof" refer to the provisions of this Agreement, and references to an Article, Clause, Subclause, Paragraph or Subparagraph herein refer to the specified Article, Clause, Subclause, Paragraph or Subparagraph of this Agreement;

(b) the singular, masculine or neuter will be construed as the plural or feminine or corporate and vice versa, as the context requires;

(c) the headings of Articles and Clauses and any other headings or indices are for reference only, and will not be used in interpreting any provision herein;

(d) a capitalized derivative of defined term will have a corresponding meaning;

(e) all references to "dollars" or "$" will mean lawful currency of Canada, and all billings, payments and receipts will be made and recorded in Canadian currency;

(f) any references made to a calculation to be made in accordance with generally accepted accounting principles shall be deemed to be the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made.

(g) any reference to time means Mountain Standard Time or Mountain Daylight Time during the respective intervals in which each is in force under the *Daylight Savings Time Act* (Alberta);

(h) any reference to days refers to calendar days unless the reference is to Business Days, and if the phrase "within", "at least" or "not later than" is used with reference to a specific number of days or Business Days, the day of receipt of the relevant notice will be excluded and the day of the relevant response or event will be included in determining the relevant time period. However, if the time for doing any act expires on a day that is not a Business Day, the time for doing that act will be extended to the next Business Day; and

(i) any reference to the "Vendor's entire assigned interest" pertains to that interest of the Vendor, as identified in Schedule "A", if applicable, that is being disposed of hereunder in the applicable Assets, and does not include any portion of the interest held by the Vendor that is not being disposed of hereunder.

1.04 Interpretation if Types of Assets Limited

If the Assets to which the Agreement pertains do not include both Petroleum and Natural Gas Rights and Tangibles, the provisions of this Agreement will be interpreted in the context of either the Petroleum and Natural Gas Rights or Tangibles, as the case may be, and the applicable Miscellaneous Interests.

1.05 Interpretation if Closing Does Not Occur

Each provision of this Agreement that presumes that the Purchaser has acquired the Assets hereunder will be construed as having been contingent upon Closing having occurred.

1.06 Conflicts and Enforceability

A. If there is any conflict or inconsistency between a provision of this Agreement and that of a Schedule, the General Conveyance or a Specific Conveyance, the provision of this Agreement will prevail. If any term or condition of this Agreement, the General Conveyance or a Specific Conveyance conflicts with a term or condition of a Lease or the

Regulations, the term or condition of that Lease or the Regulations will prevail, and the Agreement, the General Conveyance or that Specific Conveyance will be deemed to be amended to the extent required to eliminate any such conflict, provided that: (i) the Parties recognize that the registered interests in the Leases may not correspond to the Vendor's interests in the lands; and (ii) the allocation of responsibility for Losses and Liabilities will continue to apply between the Parties in the event of any such conflict.

B. Insofar as any of the provisions of the Agreement are judicially determined to be unenforceable, the applicable provisions (or portions thereof) will be deemed to be severed from the Agreement and of no force and effect between the Parties. The reminder of the Agreement will remain in full force and effect between the Parties in such event.

1.07 Vendor's Knowledge

The knowledge or awareness of the Vendor herein consists of the actual knowledge or awareness of any officers and employees who are or were primarily responsible for the matter in question in the course of their normal duties (other than those employees employed in the field who do not have management responsibilities), after reasonable inquiry of the Vendor's applicable files and records. For these purposes, knowledge and awareness do not include the knowledge of any third party or constructive knowledge. The Vendor does not have any obligation to make inquiry of third parties or the files and records of any third party or public authority in connection with representations and warranties that are made to its knowledge or awareness.

2.00 ACQUISITION AND DISPOSITION

2.01 Application of this Agreement

Each Party confirms that the Purchaser's assumption of responsibility for Abandonment and Reclamation Obligations and Environmental Liabilities, subject to Article 8.00 and the Vendor's release of responsibility therefore have been used in the determination of the Purchase Price for those Wells comprising part of the Assets.

2.02 Purchase Price, Deposit and Allocation

The Vendor hereby sells, assigns, transfers, conveys and sets over unto the Purchaser, and the Purchaser hereby purchases and accepts from the Vendor, the Vendor's entire right, title, estate and interest in and to the Assets in consideration of payment of the Purchase Price by the Purchaser to the Vendor. The Purchase Price shall be eight million five hundred thousand dollars ($8,500,000.00) (Canadian) and shall be paid by the Purchaser to the Vendor by the payment of a Deposit of $850,000.00 on the execution of this Agreement and the remaining $7,650,000.00, on the Closing Date. The Purchaser shall also remit to the Vendor at the Closing Date, the six (6%) percent goods and services tax applicable to the sale of the Tangibles pursuant to the Excise Tax Act (Canada), being a total of $102,000.00.

The Purchase Price shall be allocated among the Assets as follows:

(a)	To Petroleum and Natural Gas Rights	$6,800,000.00
(b)	To Tangibles	$1,699,999.00
(c)	To Miscellaneous Interests	$ 1.00
	Purchase Price	$8,500,000.00
	Plus 6% Goods & Services Tax	$102,000.00
	TOTAL AMOUNT PAYABLE	**$8,602,000.00**

2.03 General Payment Obligations

A. The Purchaser will pay all amounts payable under this Agreement by certified cheque or bank draft payable to the Vendor in immediately available funds.

B. The Vendor will hold the Deposit in trust on behalf of the Purchaser. If Closing occurs, the Vendor will apply the Deposit (together with accrued interest thereon) to the Purchase Price. If Closing does not occur, the Vendor will promptly return the Deposit to the Purchaser (together with any adjustment for accrued interest thereon), subject to the respective rights of the Parties under Article 12.00 in the event of default.

2.04 GST and Other Sales Taxes

A. The GST Business Numbers of the Parties are:

Vendor	GST #:
Purchaser	GST #:

B. Subject to any application of the reverse collection mechanism, which applies to certain real property conveyances, the Purchaser will remit the applicable GST to the Vendor at Closing. The Vendor will remit such GST to the applicable governmental authority in the manner and within the time constraints stipulated in Part IX of the *Excise Tax Act* ("ETA"), or as stipulated in successor or parallel legislation that might arise from time to time. If the reverse collection mechanism applies, the Purchaser will comply with all of its obligations and entitlements under the ETA.

C. At Closing, the Purchaser will remit any provincial sales taxes pertaining to its acquisition of the Assets to the applicable governmental authority in the required manner, or will provide appropriate purchase exemption certificates, if applicable. The Purchaser will indemnify the Vendor for the Vendor's Losses and Liabilities pertaining to any failure of the Purchaser to remit those taxes as required.

D. If the amount of the GST or any provincial sales tax payable hereunder is adjusted as a result of any reassessment by the applicable governmental authority, any adjustment and any associated interest and penalties will be for the Purchaser's account. However, the Parties will co-operate to ensure that all reasonable steps are taken to minimize the net impact of any such taxes and the corresponding penalties and interest.

2.05 Interest Accrual

Interest at Prime Rate will accrue on the Purchase Price during the Interim Period, plus or minus the net amount of the adjustments made at Closing under Paragraph 4.02A(a), with any interest accrual resulting in a corresponding increase to the Purchase Price and, subject to Clause 1.04, the amount allocated to the Petroleum and Natural Gas Rights.
Interest at Prime Rate will accrue to the Vendor on the adjusted Purchase Price during the Interim Period, except insofar as Closing is delayed for reasons solely attributable to the Vendor or it waives that interest accrual.

3.00 CLOSING

3.01 Place of Closing

Unless otherwise agreed by the Parties, Closing will occur at the office of the Vendor on the Closing Date.

3.02 Effective Date of Transfer

The transfer of the Assets from the Vendor to the Purchaser and the assumption of the benefits, obligations and risks associated with the Assets by the Purchaser will be effective as of the Effective Date, provided Closing occurs. As between the Parties, possession of the Assets, however, will not pass to the Purchaser until Closing.

3.03 Deliveries at Closing

A. Subject to Clause 3.05, the Vendor will deliver to the Purchaser on the Closing Date:

(a) a General Conveyance, which has been prepared and executed by the Vendor;

(b) all required Specific Conveyances, prepared and executed by the Vendor, except to the extent that this Agreement or the Purchaser permits the Vendor to deliver the Specific Conveyances at a later date;

(c) copies of all waivers and exercises of Rights of First Refusal received by the Vendor respecting the disposition of the Assets to the Purchaser;

(d) the Vendor's Representations and Warranties Certificate substantially in the form of Schedule "C" to this Agreement; and

(e) those other documents as may be specifically required under this Agreement or as may be reasonably requested by the Purchaser upon reasonable notice to the Vendor, including, without limitation, any additional Agreements required under Subclause 1.01EE for surface access to the Assets because of the Vendor's retention of surface access for its other operations.

B. Subject to Clause 3.05, the Purchaser will deliver to the Vendor on the Closing Date:

(i) payment of any amount owing at Closing under the Agreement;

(ii) a duly executed General Conveyance;

(iii) the Purchaser's Representations and Warranties Certificate substantially in the form of Schedule "C" to this Agreement;

(iv) copies of Specific Conveyances that have been executed by it; and

(v) those other documents as may be specifically required under the Agreement.

3.04 Delivery of Files

A. Unless otherwise agreed by the Parties, the Vendor will deliver to the Purchaser, in an organized form, the Vendor's original records, files, reports, data and documents constituting the Miscellaneous Interests within 10 Business Days following Closing. Insofar as they relate directly to other assets in which the Vendor retains an interest, the Vendor may retain the original of those materials and provide a photocopy of them to the Purchaser. The Vendor may retain a photocopy of any original materials delivered to the Purchaser under this Subclause.

B. The Vendor may, at its sole expense, obtain from the Purchaser, for a period of eighteen months following the Closing Date, copies or photocopies of the materials delivered to the Purchaser under the preceding Subclause if those materials are required by the Vendor for audits or claims by third parties and those materials are still in the possession of the Purchaser. If the Purchaser disposes of any of the Assets during that period to a third party, the Purchaser will take reasonable steps to enable the Vendor to have continued reasonable access to those materials for the remainder of that period, provided that the Purchaser will not be required to retain copies of those materials following any such disposition.

3.05 Distribution of Specific Conveyances

Except as otherwise agreed by the Parties, the Vendor will retain the required number of original copies of the Specific Conveyances and other documents delivered under Subclause 3.03A, and will promptly distribute them to third parties or register them on behalf of the Purchaser after Closing, insofar as they are normally distributed or registered. The Vendor will deliver to the Purchaser proof of registration of the applicable Specific Conveyances in a timely manner. The Purchaser will reimburse the Vendor for all transfer and registration fees incurred by the Vendor in registering those Specific Conveyances and other documents.

4.00 ADJUSTMENTS

4.01 Benefits and Obligations to Be Apportioned

Except as otherwise provided herein, the Parties will apportion all benefits and obligations of every kind and nature relating to the Assets, including capital expenditures (as set out in Schedule "A"), maintenance costs, development costs (as set out in Schedule "A), operating costs, royalties, property taxes, proceeds from the sale of production, gas cost allowances (or similar cost allowances) and incentives accruing to operations under the Regulations. The Parties will make that apportionment on an accrual basis as of the Effective Date using generally accepted accounting principles. Notwithstanding the generality of the foregoing, the following principles will apply to adjustments made under this Article:

(a) all costs incurred in connection with work performed or goods and services provided in respect of the Assets will be deemed to have accrued as of the date the work was performed or the goods or services provided, regardless of the time those costs became payable;

(b) any genuine pre-estimate of damages as it relates to the remaining test and option well obligations as set out in Schedule "A", pursuant to the Title and Operating Documents will be deemed to have accrued after the Effective Date;

(c) surface and mineral lease rentals and any similar payments made by the Vendor to preserve any of the Leases or any Surface Rights will be apportioned on a per diem basis as of the Effective Date;

(d) all taxes, other than income taxes and any taxes based on the volume of produced Petroleum Substances, will be apportioned on a per diem basis as of the Effective Date;

(e) all Petroleum Substances produced as of the Effective Date, but not delivered to the purchaser of those Petroleum Substances, but excluding Petroleum Substances in storage, will not comprise part of the Assets, provided that sulphur comprising part of a base pad or storage block, if any, will form part of the Assets, unless otherwise agreed in this Agreement. Petroleum Substances not comprising part of the Assets will remain the property of the Vendor, and the proceeds from the sale thereof will accrue to the Vendor, with sales of those Petroleum Substances deemed to occur on a "first in, first out" basis;

(g) there will be no adjustments for royalty tax credits or other similar incentives that accrue to a Party because of financial or organizational attributes specific to it, other than gas cost allowances (or similar cost allowances);

(h) a Thirteenth Month Adjustment that relates to a period that includes months prior to and after the Effective Date will be apportioned on a per diem basis to reflect expenses, revenues and throughput volumes applicable to the respective periods of the Parties' ownership of the Assets, provided that if there is a material variance between the throughput or unit operating costs during those periods, the methodology provided for in the Title and Operating Documents for the applicable facility to calculate a Thirteenth Month adjustment will apply, *mutatis mutandis*, to any such adjustment between those periods, as if each such period is an annual period;

(i) there will be no interest payable on adjustments except to the extent provided for in Clause 2.04 and Paragraph 5.03(c); and

(j) any dispute respecting adjustments will be resolved under Article 9.00.

4.02 Adjustments to Accounts

A. Subject to Paragraph 4.01(j) and Subclauses B and C of this Clause, adjustments between the Vendor and the Purchaser under this Purchase and Sale Agreement will be effected as follows:

(a) unless otherwise agreed by the Parties, the Vendor will provide the Purchaser with an interim statement setting forth the adjustments proposed to be made at Closing not later than three (3) Business Days prior to the Closing Date, based on the Vendor's good faith estimate of the costs and expenses paid by the Vendor prior to Closing and the revenues received by the Vendor prior to Closing. The Vendor will provide reasonable assistance to the Purchaser to assist it to verify the amounts set forth in that statement; and

(b) within the 120 day period following the Closing Date, the Vendor will prepare, on the basis of information available at that time and with input form the Purchaser, a written final statement of all adjustments and payments to be made under this Agreement, with the net amount thereof to be remitted by the Party required to make payment within thirty (30) days of receipt of that statement, without prejudice to the other rights of that Party under this Agreement to verify that amount.

B. Notwithstanding the preceding Subclause, each Party will have the right, within the later of six (6) months following the distribution of the final statement of adjustments by the Vendor under Paragraph 4.02A(b) or twelve (12) months following the Closing Date, to examine, copy and audit the records of the other relative to the Assets for the purposes of effecting or verifying adjustments required under this Article. The auditing Party will, upon reasonable notice, conduct that audit at its sole expense during normal business hours at the offices of the audited Party or at such other premises where those records are maintained. Any claims of discrepancies disclosed by that audit will be made in writing to the audited Party within two (2) months following the completion of that audit. That Party will respond in writing to any such claims within six (6) months of the receipt of notice of those claims. The Parties will resolve any outstanding claims of discrepancies under Article 9.00 if they are unresolved within two (2) months of that response.

C. Notwithstanding Paragraph 4.02A(b), further adjustments on the basis indicated in this Article will be made as and when those items arise if notice requesting that adjustment, including reasonable particulars thereof, has been given by a Party to the other Party within thirty (30) days following receipt of a Thirteenth Month Adjustment or a completed and agreed to audit or other report and the need for that adjustment arises from:

(a) a Thirteenth Month Adjustment, operator error adjustments or errors established by joint venture audits within thirty-six (36) months after the Closing Date; or

(b) errors established by an audit or other review of lessor royalty payments that is conducted under the Regulations or Leases within sixty (60) months after the Closing Date or such later time as may be prescribed by the Regulations.

D. Subject to Article 9.00 and the timing restrictions in this Article 4.00, the Parties agree that the period for seeking a remedial order under section 3(1)(a) of the *Limitations Act* (Alberta) is extended from two (2) years to four (4) years for all claims that may arise under this Article 4.00 respecting adjustments and audits.

4.03 Adjustment for Income Tax – Treatment of Interim Period Income

If Closing Date occurs in the same calendar month as the Effective Date, the net production income or loss that accrues in respect of the Assets in the Interim Period will belong to, or be a loss of, the Purchaser. Such net production income or loss will be reported by the Purchaser for income tax purposes, and the consequential resource allowance implications will be claimed by the Purchaser.

5.00 MAINTENANCE OF BUSINESS

5.01 Assets to Be Maintained In Proper Manner

The Vendor will maintain the Assets in a proper and prudent manner in accordance with good oil field practice and the Regulations during the Interim Period, with such consultation with the Purchaser as is prescribed by Clause 5.02 or is otherwise reasonably appropriate in the circumstances. The Vendor will comply with all of its obligations with respect to the Assets under the Title and Operating Documents, will pay when due all expenses and other amounts payable in respect of the Assets during the Interim Period and will maintain any insurance it holds respecting the Assets until Closing. Unless otherwise specified herein or in this Agreement, the Vendor will not be required to obtain additional insurance respecting the Assets during the Interim Period, except to the extent such insurance is required to be maintained under the Regulations or the Title and Operating Documents. The Vendor will remain the beneficiary under all such policies of insurance, and, unless otherwise agreed by the Parties, the Purchaser will not be entitled to any proceeds of settlement thereunder. The Vendor will promptly give notice, in reasonable detail, to the Purchaser upon the Vendor becoming aware of any damage to the Tangibles of the type contemplated in Paragraph 10.02(a).

5.02 Material Commitments During Interim Period

A. During the Interim Period, the Vendor will forthwith provide to the Purchaser copies of all AFEs, notices and mail ballots the Vendor receives respecting the Assets, and will not, without the prior written consent of the Purchaser, which consent may not be unreasonably withheld or delayed:

(a) assume any new obligation or commitment respecting the Assets, if the Vendor's share of the associated expenditure is estimated to exceed Twenty-Five Thousand ($25,000.00) Dollars, except: (i) for amounts that the Vendor is committed to expend or is deemed to authorize under the Title and Operating Documents without its specific authorization or approval; or (ii) to the extent that the Vendor reasonably determines that those expenditures or actions are necessary for the protection of life and property, provided that the Vendor will promptly notify the Purchaser of any such expenditure or actions;

(b) sell, transfer or otherwise dispose of any of the Assets, except for: (i) sales of production of Petroleum Substances reasonably made by the Vendor in the ordinary course of business under sales arrangements permitted herein; (ii) or to the extent required to comply with any Right of First Refusal;

(c) surrender or abandon any of the Assets;

(d) amend any of the Title and Operating Documents (other than for processing of assignments by third parties in the ordinary course of business), terminate any of the Title and Operating Documents, enter into any new Agreement respecting the Assets or vote on any mail ballot or other similar notice issued under the Title and Operating Documents;

(e) subject to Clause 5.01, Paragraph 5.02A(a) and Subclause 5.02B, propose or initiate the exercise of any option arising as a result of the ownership of the Assets (including, without limitation, rights under area of mutual interest provisions and any Right of First Refusal) or propose or initiate any operations with respect to the Assets that have not been commenced or committed to by the Vendor as of the Effective Date, if that exercise or option would result in an obligation of the Purchaser after the Effective Date or a material adverse effect on the value of any of the Assets; or

(f) other than for Permitted Encumbrances, grant a Security Interest or any encumbrance with respect to any of the Assets.

B. If an operation or the exercise of any option respecting the Assets is proposed in circumstances which would require the written consent of the Purchaser under Subclause 5.02A (the "Proposal"):

(a) the Vendor will promptly give notice of the Proposal to the Purchaser, including with that notice supporting information in reasonable detail;

(b) the Purchaser will advise the Vendor, by notice, not later than 2 Business Days prior to the time the Vendor is required to make its election for the Proposal, if the Purchaser wishes the Vendor to exercise its rights on behalf of the Purchaser, provided that this period will be reduced to twelve (12) hours if the period within which the Vendor is required to reply, by notice to the applicable third parties, is forty-eight (48) hours or less and that failure to make an election within the applicable period will be deemed to be the Purchaser's election not to participate in the Proposal;

(c) the Vendor will make the election authorized by the Purchaser for the Proposal within the period during which the Vendor may respond to the Proposal;

(d) an election by the Purchaser not to participate in a Proposal will not result in any reduction of the Purchase Price if the Vendor's interest therein is terminated or altered as a result of that election, and that termination or alteration will not constitute a Title Defect or a breach of the Vendor's representations and warranties; and

(e) the Vendor may require the Purchaser to advance or otherwise secure any costs to be incurred by the Vendor on behalf of the Purchaser under this Subclause in such manner as may be reasonably appropriate in the circumstances.

C. The Purchaser may not, without the written consent of the Vendor, request the Vendor to propose the conduct of any operation respecting the Assets during the Interim Period, except to the extent provided in this Agreement or this Article.

5.03 Post-Closing Transitional Maintenance of Assets

Following Closing and to the extent that the Purchaser must be recognized by third parties under the Title and Operating Documents or otherwise recognized as the owner of any of the Assets, the following will apply to those Assets until that recognition has been effected:

(a) the provisions of Clause 5.02 will continue to apply, *mutatis mutandis*;

(b) the Vendor will forthwith provide to the Purchaser all AFEs, notices, mail ballots, specific information and other documents the Vendor receives respecting the Assets, and will respond to such AFEs, notices, mail ballots, information and other documents pursuant to the written instruction of the Purchaser, if received on a timely basis, provided that the Vendor may refuse to follow instructions that it reasonably believes to be unlawful, unethical or in conflict with an applicable contract by providing notice to that effect to the Purchaser in a timely manner;

(c) the Vendor will deliver to the Purchaser, on a monthly basis, in a manner consistent with the Vendor's internal accounting processes, all revenues, proceeds and other benefits received by the Vendor respecting the Assets, other than those that accrue to the Vendor under Article 4.00, less the share of the applicable lessor royalties, operating costs, treating, gathering, processing and product transportation expenses and those other costs and expenses directly relating to the Assets and the production of Petroleum Substances, provided that the Vendor may not recover any administrative costs and expenses it incurs as a result of that delivery, that any net amount owing to the Vendor under this Paragraph will be paid by the Purchaser within thirty (30) days of the Vendor's invoice therefore and that any amount not paid by a Party within the prescribed period may, at the option of the other Party, accrue interest under Clause 12.02; and

(d) subject to Clause 3.05, the Vendor will, as agent of the Purchaser, deliver all such Agreements, notices and other documents as the Purchaser may reasonably request to effect its ownership of the Assets.

5.04 Vendor Deemed Agent of Purchaser

A. Provided Closing occurs and insofar as the Vendor maintains the Assets and takes actions on behalf of the Purchaser in compliance with the obligations under this Article, the Vendor will be deemed to have been the agent of the Purchaser hereunder. The Purchaser ratifies all actions taken, or refrained from being taken, by the Vendor under this Article in that capacity, with the intention that all of those actions will be deemed to be those of the Purchaser, except to the extent that the Vendor's actions under this Article constitute gross negligence or willful misconduct.

B. The Purchaser will be liable to and, in addition, indemnify the Vendor and each of its directors, officers, agents and employees against all of their Losses and Liabilities as a result of maintaining the Assets or exercising other rights as the Purchaser's agent under this Article, insofar as those Losses and Liabilities are not a direct result of the gross negligence or wilful misconduct of the Vendor or any of its directors, officers, agents or employees. An act or omission will not be regarded as gross negligence or wilful misconduct under this Article, however, to the extent that it was done or omitted to be done in accordance with the Purchaser's written instructions or written concurrence.

6.00 REPRESENTATIONS AND WARRANTIES OF PARTIES

6.01 Mutual Representations and Warranties

Each of the Vendor and the Purchaser represents and warrants to the other that:

(a) **Standing:** It is duly organized, validly subsisting, registered and authorized to carry on business in the jurisdiction(s) where the Assets are located;

(b) **Requisite Authority:** It has the requisite capacity, power and authority to execute the Agreement and all other documents to be executed by it, or on its behalf, hereunder and to perform its obligations hereunder;

(c) **No Conflict:** The execution and delivery of the Agreement and the completion of the transfer of the Assets hereunder are not and will not be in breach of, or in conflict with:

(i)) any provision of the charter, by-laws, partnership Agreement or other governing documents of that Party;

(ii) the Regulations or any court order or judgment applicable to that Party or the Assets; or

(iii) any Agreement, instrument, permit or authority to which it is a party or by which it is bound;

(d) **Execution and Enforceability:** It has taken all actions necessary to authorize the execution and delivery of the Agreement and all other documents to be executed by it hereunder, and, as of the Closing Date, that Party will have taken all actions necessary to authorize and complete the transfer of the Assets hereunder. The Agreement has been validly executed and delivered by that Party, and the Agreement and all other documents executed and delivered on behalf of that Party hereunder constitute binding obligations of that Party enforceable in accordance with their respective terms and conditions; and

(e) **No Finders' Fees:** It has not incurred any obligation or liability, contingent or otherwise, for brokers' or finder' fees for this transaction for which the other Party will have any responsibility.

6.02 Vendor's Representations and Warranties

The Vendor represents and warrants to the Purchaser that:

(a) **Residency for Tax Purposes**: It is not a non-resident of Canada within the meaning of the *Income Tax Act* (Canada);

(b) **Lawsuits and Claims:** Except as identified in a Schedule, to the Vendor's knowledge, there are no unsatisfied judgments or claims, proceedings, actions or lawsuits in existence, contemplated or threatened with respect to the Assets or its interest therein, and, to the Vendor's knowledge, no particular circumstance exists that it reasonably believes will give rise to such a claim, proceeding, action or lawsuit that would have a material adverse effect on the aggregate value of the Assets;

(c) **No Default Notices:** Except as identifies in a Schedule, the Vendor has not received any notice of default under the Regulations or the Title and Operating Documents or any notice alleging its default thereunder, which default remains outstanding or unsatisfied;

(d) **Compliance with Leases and Agreements:** To the Vendor's knowledge, there has been no act or omission whereby it is, or would be, in default under the Regulations or any of the Title and Operating Documents, which default would reasonably be expected to have a material adverse effect on the aggregate value of the Assets;

(e) **Payment of Royalties and Taxes:** To the Vendor's knowledge, all royalties and all ad valorem, property, production, severance and similar taxes and assessments based on, or measured by, its ownership of the Assets, the production of Petroleum Substances from the Lands or the receipt of proceeds therefrom that are payable by it and that accrued prior to the Effective Date and for all prior years have been properly paid in the manner prescribed by the Leases and the Regulations, or will be so paid when due;

(f) **Encumbrances:** The Vendor does not warrant its title to the Assets, but does warrant that its interest in the Assets is free and clear of any and all liens, mortgages, pledges, claims, options, Rights of First Refusal, encumbrances, overriding royalties, net profits interests or other burdens for which the Purchaser will be responsible that were created by, through or under the Vendor or of which the Vendor has knowledge, except for the Permitted Encumbrances;

(g) **No Reduction:** The Vendor's interests in the Assets are not subject to reduction, by farmout, reference to payout of a well or otherwise, through any right or interest granted by, through or under it or of which it has knowledge, except for the Permitted Encumbrances;

(h) **Sale Agreements**: Except as identifies in a Schedule, the Petroleum and Natural Gas Rights are not subject to any Agreement: (i) for the sale of Petroleum Substances that cannot be terminated, without penalty, on thirty-one (31) days' notice or less; (ii) that includes "take or pay" or similar provisions; or (iii) for gas balancing;

(i) **Provision of Documents**: To the Vendor's knowledge, it will have made available to the Purchaser, prior to Closing, all of the Title and Operating Documents in the Vendor's possession that are relevant to the Vendor's title to the Petroleum and Natural Gas Rights and those additional Title and Operating Documents and other files, documents and materials comprising the Miscellaneous Interests that are reasonably required by the Purchaser to satisfy any conditions that included under Clause 10.02 or have otherwise been reasonably requested by the Purchaser;

(j) **Authorized Expenditures**: Except as identified in a Schedule, as may be authorized under Article 5.00 or as are operating costs incurred in the ordinary course of business, there are no outstanding AFEs or other outstanding financial commitments respecting the Assets under which expenditures of greater than Twenty-Five ($25,000.00) Dollars are or may be required by the Purchaser as a result of the acquisition of the Assets or in respect of which any amount is outstanding as of the Effective Date;

k. **Environmental Matters**: Except as identified in a Schedule, the Vendor has not received and does not have knowledge of:

(i) any order or directive under the Regulations that relates to Abandonment and Reclamation Obligations, Environmental Liabilities or environmental compliance matters under the Regulations, if that order or directive has not been complied with or otherwise satisfied in all material respects by the Closing Date;

(ii) any demand or notice issued under the Regulations for the breach of any environmental, health or safety laws applicable to the Assets, including, without limitation, any Regulations respecting the release, use, storage, treatment, transportation or disposition of environmental containments which demand or notice remains outstanding on the Closing Date; or

(iii) any particular existing circumstance that it reasonably believes to be material and a reportable event under the Regulations;

(l) **Condition of Wells**: To the Vendor's knowledge, each Well located on the Lands whether producing, shut-in, injection, disposal or otherwise, has been drilled and, if completed, completed and operated in accordance with generally accepted oil and gas field practices and the material requirements of the Regulations as they exist at the relevant time;

(m) **Abandonment of Wells**: To the Vendor's knowledge, each Well located on the Lands that has been abandoned has been plugged and abandoned, and the well site therefore properly restored, in accordance with generally accepted oil and gas field practices and the material requirements of the Regulations as they existed at the relevant time, except as set out in Schedule "A";

(n) **Condition of Tangibles:** To the Vendor's knowledge, the Tangibles have been constructed, installed, maintained and operated in accordance with generally accepted oil and gas field practices and the material requirements of the Regulations as they existed at the relevant time;

(o) **Well and Tangibles Licence Transfers:** The Vendor is eligible under the Regulations to transfer the applicable licence or approval for any Well or Tangibles operated by it for which it is intended that the Purchaser will become operator following Closing;

(p) **Regulatory Production Penalties**: Except as identified in a Schedule, to the Vendor's knowledge each Well that has been drilled for the purpose of producing Petroleum Substances has been drilled at a location for which an off-target production penalty is not applicable under the Regulations;

(q) **Regulatory Production Allowables**: Except as identified in a Schedule, to the Vendor's knowledge no notice has been received under the Regulations that a Well has been produced in excess of regulatory production allowables, and there is no pending change in those production allowables, other than as may generally be applicable under the Regulations;

(r) **Area of Mutual Interest**: Except as identified in the Schedule "A", none of the Title and Operating Documents includes an area of mutual interest that remains in effect as of the Effective Date;

(s) **No Offset Obligations**: Except as identified in the Schedule "A", the Vendor has not received any notice from, or on behalf of, the applicable lessor that a Lease is subject to an offset obligation, including an unsatisfied obligation to drill a well or surrender rights or an obligation to pay compensatory royalties;

(t) **Commitment to Deliver**: Except as identified in a Schedule, none of the Title and Operating Documents described in Paragraphs 1.01HH(f) and

(g) includes a commitment to deliver production from any Lands to particular Tangibles; and

(v) **Quiet Enjoyment**: Subject at all times to the Vendor's other representations and warranties made under this Article, the Permitted Encumbrances, Title Defects waived by the Purchaser under Paragraph 8.02B(b) and the satisfaction of the obligations required to maintain the Leases in good standing by the applicable lessees, the Purchaser may, for the remainder of the term of the Leases, take possession of and use the Assets for its own use and benefit without any interruption by the Vendor or any other person claiming by, through or under the Vendor.

6.03 Purchaser's Representations and Warranties

The Purchaser represents and warrants to the Vendor that:

(a) **Investment Canada Act:** The Purchaser is not a "non-Canadian" for the purposes of the *Investment Canada Act* (Canada) or, if the Purchaser is a "non-Canadian", the Purchaser will comply with the requirements of that Act to the extent, if any, that this transaction is reviewable or subject to notification requirements thereunder; and

(b) **Well And Tangibles Licence Transfers:** The Purchaser is eligible under the Regulations to accept the transfer of the applicable licence or approval for any Well of Tangibles for which it is intended to replace the Vendor as operator following Closing.

6.04 Survival of Representations and Warranties

Each Party acknowledges that the other may rely on the representations and warranties made by that Party under Clauses 6.01, 6.02 and 6.03. Those representations and warranties will be true on the Effective Date and on the Closing Date, and they continue in full force and effect and survive the Closing Date for a period of twelve months, for the benefit of the Party for which they were made. In the absence of fraud, however, no claim or action may be commenced for a breach of any representation or warranty, unless, within that period, written notice specifying the breach in reasonable detail has been provided to the Party that made that representation or warranty, and each Party waives any rights it may have at law or otherwise to commence a claim or action for a breach of a representation or warranty after that period. Nothing in this Clause, Article 13.00 or any other provision of this Agreement will preclude a Party that made such a representation or warranty from offering as a possible defence that the other Party did not, in fact, rely to its detriment on the representation or warranty alleged by it to have been breached hereunder.

6.05 No Additional Representations or Warranties by Vendor

A. The Vendor makes no representations or warranties to the Purchaser except as set forth in Clauses 6.01 and 6.02. Except to the extent provided in Clause 6.02, the Vendor does not warrant title to the Assets or make representations or warranties respecting: (i) the quantity, quality or recoverability of Petroleum Substances; (ii) any estimates of the value of the Assets or the revenues applicable to future production from the Lands; (iii) any engineering, geological or other interpretations or evaluations respecting the Assets; (iv) the rates of production of Petroleum Substances; or (v) the quality, condition or serviceability of the Assets or the suitability of their use for any purpose. Without restricting the generality of the foregoing, the Purchaser acknowledges that it has made (and will, prior to Closing, continue to make) its own independent evaluation and inspection of the Assets and their condition as part of its due diligence process, and that, subject always to Clauses 6.01, 6.02 and 6.04, it has relied on that independent review for its assessment of the condition, quantum and value of the Assets.

B. Except for the representations and warranties in Clauses 6.01 and 6.02, or in the event of fraud, the Purchaser forever releases and discharges the Vendor and each of its directors, officers, servants, agents and employees from any Losses and Liabilities of the Purchaser and its assigns and successors, as a result of the use or reliance upon advice, information and materials pertaining to the Assets delivered or made available to the Purchaser by the Vendor or any of its directors, officers, agents or employees prior to or under the Agreement, including, without limitation, any evaluations, projections, reports and interpretive or non-factual materials prepared by or for the Vendor, or otherwise in its possession.

7.00 THIRD PARTY RIGHTS AND CONSENTS

7.01 Rights of First Refusal

A. If any portion of the Assets is subject to a Right of First Refusal, or if the disposition herein requires the consent or approval of any third party under the Title and Operating Documents, the Vendor will promptly serve all required notices following execution of this Agreement. Each such notice will include a request for a waiver of any Right of First Refusal or for the granting of any required consent.

B. The Purchaser will supply to the Vendor, in good faith and on a reasonable basis, the value or allocation proposed by the Purchaser for any of the Assets for which a Right of First Refusal notice is required under this Clause. The Parties will consult with respect to that value or allocation as appropriate in the circumstances. The Vendor will use the agreed upon value or allocation for the purposes of this Clause, provided that any dispute between the Parties with respect to that value or allocation will be resolved under Article 9.00.

C. Insofar as third parties elect to exercise any Right of First Refusal, the Vendor will promptly notify the Purchaser of that exercise. In such event, the Purchaser will proceed only with the acquisition of those interests in the Assets to which those exercised third party Rights of First Refusal do not directly pertain. The value and description of the Assets will be amended under Clause 1.02, and, subject to Subclause D of this Clause and other provisions of the Agreement, the Parties will proceed with Closing for those unaffected Assets, with a resultant adjustment of accounts.

D. The Purchaser may, by notice to the Vendor prior to the Closing Date, terminate this Agreement if the value of the Assets deleted from the Assets through the exercise of Rights of First Refusal by third parties and because of uncured Title Defects exceeds the threshold prescribed by Paragraph 8.02B(d) applies.

8.00 PURCHASERS REVIEW

8.01 Vendor to Provide Access

The Vendor will, subject to the Regulations, the Title and Operating Documents and Article 16.00:

(a) provide the Purchaser and its nominees reasonable access to the Vendor's records, files and documents constituting the Miscellaneous Interests at the Vendor's office during normal business hours, for the purpose of the Purchaser's review of the Assets and the Vendor's title thereto, including, without limitation, the Title and Operating Documents, provided that the Vendor may exclude from the Title and Operating Documents all commercial or business terms that do not affect the Assets; and

(b) provide the Purchaser and its nominees with a reasonable opportunity to inspect the Assets relating to title, environmental, site inspection and production matters at the Purchaser's sole cost, risk and expense, insofar as the Vendor can reasonably provide that access.

8.02 Title Defects

A. The Purchaser will conduct its review of the Vendor's title to the Assets with reasonable diligence. Not later than seven Business Days prior to the Closing Date, the Purchaser will give the Vendor notice of the Purchaser's Title Defects. That notice will specify: (i) those Title Defects in reasonable detail; (ii) the Assets directly affected thereby ("the Affected Assets"); (iii) any material Agreements or documents related to the Title Defects that appeared to be missing; and (iv) the Purchaser's reasonable requirements for the curing of those Title Defects. The Vendor will diligently make reasonable efforts to cure those Title Defects not later than three (3) Business Days prior to the Closing Date.

B. Insofar as the Title Defects described in the notice in the preceding Subclause have not been cured to the Purchaser's reasonable satisfaction on or before three business days prior to the Closing Date, the Purchaser will, on or before the Closing Date, give the Vendor notice of the Title Defects that the Purchaser is not prepared to waive. The Purchaser will include in that notice the value reasonably attributed to each affected interest by the Purchaser. The Parties will proceed with Closing, without adjustment to the Purchase Price due to those uncured Title Defects, unless the total value attributed to them by the Purchaser in that notice exceeds ten per cent of the Purchase Price. If the total value so attributed to those uncured Title Defects exceeds that amount, the Purchaser may elect, by notice to the Vendor on or before the Closing Date, to do one of the following:

(a) delay the Closing Date to such later date as is agreed by the Parties, to provide the Vendor with additional time to cure the remaining Title Defects, at which point this Subclause will again apply to any then uncured Title Defects;

(b) waive the uncured Title Defects and proceed with Closing;

(c) proceed with Closing for only those Assets not directly affected by the applicable uncured Title Defects, in which case the value and description of the Assets will be amended under Clause 1.02 and accounts adjusted accordingly, provided that the Vendor may delay Closing by two (2) Business Days, by notice to the Purchaser.

(d) subject to Subclause 8.02F, terminate this Agreement if the value of the Affected Assets for which the Title Defects remain uncured, or the Assets excluded from Closing through the exercise of Rights of First Refusal by third parties are 10% or more of the Purchase Price.

C. Failure of the Purchaser to make an election on or before the Closing Date will be deemed to be an election under Paragraph (b) of the preceding Subclause. Upon Closing, the Purchaser will be deemed to have waived permanently all Title Defects pertaining to the acquired Assets that were identified by the Purchaser in the notice issued under Subclause 8.02A. However, this Subclause will not limit the Parties' respective rights with respect to other Title Defects respecting the acquired Assets that are subsequently discovered by the Purchaser, insofar only as those Title Defects are a result of the breach of the Vendor's obligations under Clause 5.02 or, subject to Clauses 6.04 and 13.01, in breach of the Vendor's representations and warranties under Article 6.00.

D. If the Purchaser elects to proceed with Closing under Paragraph (c) thereof and the Vendor does not exercise its right to terminate this Agreement thereunder, the Purchase Price for Closing will exclude the value attributed to the Affected Assets by the Purchaser under Subclause 8.02B or such other value as the Parties may agree. Insofar as the Parties have not agreed on the value of the Affected Assets, they will determine that value under Article 9.00, as of the Effective Date, provided that this amount will not exceed the value attributed to those Affected Assets by the Purchaser. The Parties will promptly adjust accounts accordingly following a determination of the value of the Affected Assets under Article 9.00.

E. If Closing proceeds under Paragraph (c) thereof and, within thirty (30) days of the Closing Date, the Vendor cures or rectifies uncured Title Defects to the reasonable satisfaction of the Purchaser for any of the Affected Assets for which Closing did not occur, it may, by notice to the Purchaser within that period, require the Purchaser to proceed with the acquisition of those Affected Assets. This Agreement will apply, *mutatis mutandis*, to that acquisition, as of the Effective Date. The Purchase Price applicable to those Affected Assets will be the amount of the reduction in the Purchase Price applicable to the exclusion of those Affected Assets from Closing, subject to the adjustments provided in Article 4.00. The Purchase Price for those Affected Assets will be payable by the Purchaser at the Closing for those Affected Assets, but in no event later than forty-five (45) days following the Closing Date hereunder.

F. If the Purchaser elects to terminate this Agreement under Paragraph (d) thereof and the Vendor does not agree with the value allocated to the Affected Assets for which the Title Defects remain uncured, the Vendor may, by notice to the Purchaser within one (1) Business Day of the Purchaser's notice to terminate this Agreement, require the applicable values to be determined under Article 9.00. If the Vendor serves that notice, the Parties will be deemed to have agreed to delay the Closing

Date until two (2) Business Days following that determination, at which point Subclause 8.02B will again apply.

9.00 DISPUTE RESOLUTION

9.01 Disputes Initially Referred To Mediation

The Parties will attempt to resolve any dispute arising hereunder through consultation and negotiation in good faith. If those attempts fail, a Party may, by notice to the other Party at any time during those negotiations, request the other Party to attempt to resolve that dispute through mediation, including with that notice sufficient detail to enable the other Party to understand the issues that remain in dispute. The Parties will attempt to agree on the selection of a mediator within five (5) Business Days of receipt of that notice, unless a Party gives notice to the other Party within that period that it is not prepared to proceed with mediation respecting that dispute. If the Parties are proceeding with a mediation and are unable to select a mediator within that period, either Party may thereafter deliver a written request to The Canadian Foundation for Dispute Resolution to attempt to select, within two (2) Business Days of the receipt of that request, a mediator, qualified by education and experience to resolve that dispute, and the Parties agree that the person so selected will be the mediator for the dispute. Unless otherwise agreed, the Parties will commence a mediation within fifteen (15) Business Days of the selection of the mediator, and the mediation process will continue until the dispute is resolved, a Party serves notice to the other Party that it wishes to terminate the mediation or the mediator makes a written determination that the dispute cannot be resolved through mediation, whichever first occurs. The Parties will each bear their own costs associated with a mediation, but will share the common costs of a mediation equally, including, without limitation, the cost of the mediator.

9.02 Arbitration Proceedings

A Party that wishes to pursue further proceedings after a failed or terminated mediation under Clause 9.01 must refer the dispute to binding arbitration for final resolution if the dispute pertains to: (i) the degree to which it is reasonable for the Vendor to exclude rights from the Surface Rights for its other operations under Subclause 1.01EE; (ii) the degree to which Closing is delayed for reasons solely attributable to the Vendor under Clause 3.03; (iii) adjustments under Article 4.00; (iv) the value or allocation to be used in a Right of First Refusal notice under Subclause 7.01B; or (v) the value of Assets for which Title Defects remain uncured under Clause 8.02.

Any such arbitration, and any other arbitration the Parties may agree to conduct hereunder, will be conducted under the Commercial Arbitration Rules of The Canadian Foundation for Dispute Resolution. Except as otherwise provided in this Clause, a Party may commence a court action with respect to any other dispute after a failed or terminated mediation.

9.03 Limitation Periods and Interim Relief

All limitation periods respecting the commencement of an action will be stayed during the period that the Parties are attempting to resolve a dispute under Clause 9.01 or 9.02. A Party may, at any time it believes it necessary to protect its interest during that period, seek interim or provisional relief, in the form of a temporary restraining order, preliminary injunction or other interim equitable relief concerning a dispute under this Agreement, notwithstanding anything to the contrary in this Article.

10.00 CONDITIONS TO CLOSING

10.01 Conditions for Benefit of Each Party

The obligation of a Party to complete the transaction herein is subject to the following conditions precedent that have been included for the mutual benefit of the Parties:

(a) **Investment Canada Act Competition Act**: Any approvals required under the *Investment Canada Act* (Canada) and the *Competition Act* (Canada) will have been obtained;

(b) **Rights Of First Refusal**: All Rights of First Refusal will have been exercised, been waived or lapsed by the effluxion of time at or prior to the Closing Date;

(c) **Material Compliance**: The other Party will have complied in all material respects with its obligations under this Agreement to be performed or complied with at or prior to the Closing Date; and

(d) **Representations and Warranties Correct**: The representations and warranties made by the other Party under Article 6.00 will be true and correct in all material respects as of the Effective Date and the Closing Date, except for those changes thereto that necessarily arise as the result of the operation of the provisions of the Agreement, and, each Party will have delivered a Representations and Warranties Certificate to that effect at Closing.

10.02 Conditions for Benefit of Purchaser

The obligation of the Purchaser to complete the acquisition hereunder is subject to the following conditions precedent that have been included for its sole benefit:

(a) **No Substantial Damage:** Except as consented to in writing by the Purchaser, no substantial unrepaired damage or physical alteration of the Tangibles will have occurred between the earlier of the Effective Date or the date of the Agreement, as applicable, and the Closing Date which, in the Purchaser's reasonable opinion, would materially and adversely affect the value of Assets;

(b) **Delivery of Conveyance Documents:** The Vendor will have delivered to the Purchaser a General Conveyance and those other documents and materials described in Subclause 3.03A that are to be provided to the Purchaser at Closing; and

(c) **Discharge of Security Interests:** The Vendor will have delivered to the Purchaser, at no cost to the Purchaser, registrable discharges of all Security Interests or a "no interest" letter that is satisfactory to the Purchaser, acting reasonably, from the financial institution(s) or other third parties holding those Security Interests.

10.03 Conditions for Benefit of Vendor

The obligation of the Vendor to complete the disposition hereunder is subject to the following conditions precedent that have been included for its sole benefit:

(a) **Required Payment:** The Purchaser will have tendered to the Vendor in the prescribed manner all amounts required to be paid by the Purchaser hereunder at or prior to Closing Date, as applicable; and

(b) **Delivery of Conveyance Documents:** The Purchaser will have delivered to the Vendor copies of a General Conveyance and the Specific Conveyances executed by the Purchaser.

10.04 Waiver of Conditions Precedent

The Party for the benefit of which conditions precedent have been included may waive any of them, in whole or in part, by notice to the other Party. However, neither Party may waive the existence or operation of any Right of First Refusal or any condition that has been included respecting approvals required under the Regulations.

10.05 Failure to Satisfy Conditions

If any condition precedent in Clause 10.01, 10.02 or 10.03 has not been satisfied at or before the Closing Date and that condition has not been waived under Clause 10.04 by the Party for the benefit of which it was included, that Party may terminate this Agreement by notice to the other Party. However, a Party may not terminate this Agreement in this manner after Closing, and any remedies thereafter for the failure to satisfy such a condition will be limited to damages, if applicable.

10.06 Parties to Exercise Diligence with Respect to Conditions

Each Party will proceed in good faith and use all reasonable efforts with respect to all matters within its control to satisfy the conditions referred to in Clauses 10.01, 10.02 and 10.03. A Party that fails to comply with its obligations under this Clause with respect to a particular condition may not rely on the failure to satisfy that condition as a basis for the termination of this Agreement under Clause 10.05.

11.00 OPERATORSHIP

11.01 Operatorship and Third Parties

Nothing in this Agreement will be interpreted as an assignment for the Vendor's rights as operator of any of the Assets under the Title and Operating Documents or as any assurance by the Vendor that the Purchaser will be able to serve as operator for any of the Assets thereunder at or after Closing. The Vendor will assist the Purchaser on a reasonable efforts basis for Purchaser to become operator under the Title and Operating Documents insofar as the Vendor is the current Operator.

11.02 Signs and Notifications

After Closing, and insofar as Purchaser becomes operator of the Assets the Vendor and Purchaser will coordinate the removal of any signs that indicate the Vendor's ownership or operation of the Assets. It will be the Purchaser's responsibility to erect or install any signs that may be required by the Regulations to indicate that the Purchaser is the owner or operator of the Assets. The Purchaser will complete any such replacement of signs within three (3) months of the Closing Date, and the Vendor may proceed with the replacement of those signs at the Purchaser's expense, insofar as they are not replaced by that time. It will also be the Purchaser's responsibility to notify suppliers, contractors, governmental agencies, gas transporters and other affected third parties of its interest in the Assets within sixty (60) days of the Closing Date.

12.00 DEFAULT

12.01 Remedies of Injured Party

If a Party (the "Defaulting Party") fails to comply with an obligation under the Agreement except as permitted by Clause 8.02 herein and Closing does not occur as a result, the other Party (the "Injured Party") may, by notice to the Defaulting Party elect:

(a) to continue to treat the Agreement as binding and enforceable; or

(b) to treat the Agreement as terminated by reason of the non-fulfillment of the Defaulting Party's obligations and, if the Injured Party so decides and subject to Article 9.00, pursue a claim for damages, provided that any Deposit will be retained in trust by the Injured Party until the resolution of the dispute.

If the Injured Party elects to proceed under this Clause, it will be deemed to have waived all other remedies that may otherwise have been available to it at law or equity for that default.

However, the Injured Party will be deemed to treat the Agreement as binding and enforceable until it elects, by notice to the Defaulting Party, to apply Paragraph (b) of this Clause.

12.02 Interest Accrues on Amounts Owing

Subject to Subclause 8.02D, any amount owing to a Party by the other Party hereunder after Closing and remaining unpaid will bear interest, compounded and computed monthly at the rate of two (2%) percent per annum above the Prime Rate, from the day that amount was due to be paid until the day it is paid, regardless of whether the Party has given the other Party prior notice of the accrual of interest hereunder.

13.00 LIABILITY AND INDEMNIFICATION

13.01 Responsibility of Vendor

A. Subject to Clauses 6.04, 13.03 and 13.04 and provided Closing has occurred, the Vendor will:

(a) be liable to the Purchaser for its Losses and Liabilities; and, in addition

(b) indemnify and hold harmless Purchaser and each of its directors, officers, agents and employees from and against all Losses and Liabilities;

as a direct result of any matter attributable to the Assets and occurring or accruing prior to the Effective Date, except any Losses and Liabilities insofar as they are caused by the gross negligence or willful misconduct of the Purchaser, or any of its directors, officers, agents, employees or assigns.

B. The responsibility prescribed by the preceding Subclause, however, is not a title warranty and does not provide an extension of any representation or warranty contained in Clauses 6.01 and 6.02, an additional remedy for the Vendor's breach thereof or any extension of the Purchaser's rights under Clause 8.02. Subject only to Subclause 4.02C and in the absence of fraud, no claim or action may be commenced by the Purchaser under this Clause, unless, within twelve months following the Closing Date, written notice describing the claim in reasonable detail has been provided to the Vendor, and the Purchaser hereby waives any rights it may have at law or otherwise to commence such a claim or action after that period.

13.02 Responsibility of Purchaser

Subject to Clauses 5.04 and 6.04 and provided Closing has occurred, the Purchaser will:

(a) be liable to the Vendor for its Losses and Liabilities; and, in addition

(b) indemnify and hold harmless the Vendor and each of its directors, officers, agents and employees from and against all Losses and Liabilities;

as a direct result of any matter attributable to the Assets and occurring on or subsequent to the Effective Date, except any Losses and Liabilities insofar as they are caused by a breach of the Vendor's representations or warranties under Article 6.00 or by the gross negligence or willful misconduct of the Vendor, or any of its directors, officers, agents or employees. The responsibility prescribed by this Clause, however, does not provide an extension of any representation or warranty under Clauses 6.01 and 6.03 or an additional remedy for the Purchaser's breach thereof.

13.03 Limit on Party's Responsibility

A. The Vendor's total liabilities and indemnities under the Agreement, including, without limitation, any claims relating to its representations and warranties, will not exceed the Purchase Price, as adjusted, except in the event of fraud and as required under Clause 4.02.

B. No claim will be made against a Party by the other Party under the Agreement unless the total Losses and Liabilities alleged by the Party making the claim exceed ten per cent of the Purchase Price.

13.04 Assets Acquired on "As Is" Basis

Notwithstanding the previous provisions of this Article and subject to Clause

8.02, the Purchaser acknowledges that it is acquiring the Assets on an "as is" basis, as of the Effective Date. The Purchaser acknowledges that it is familiar with the condition of the Assets, including the past and present use of the Petroleum and Natural Gas Rights and the Tangibles, that the Vendor has provided the Purchaser with a reasonable opportunity to inspect the Assets under Clause 8.01 and that the Purchaser is not relying upon any representation or warranty of the Vendor as to the condition, environmental or otherwise, of the Assets, except as is specifically made under Clause 6.02. Provided Closing has occurred, the Purchaser will:

(a) be liable and responsible to the Vendor for its Losses and Liabilities; and, in addition

(b) indemnify and hold harmless the Vendor and each of its directors, officers, agents and employees from and against all Losses and Liabilities;

as a direct result of any matter attributable to any Environmental Liabilities and Abandonment and Reclamation Obligations pertaining to the acquired Assets, regardless of the date from which they may have accrued. In addition, the Vendor will also retain those other rights and remedies available to it under the Regulations, under the common law or otherwise with respect to any claim it may have against the Purchaser with respect to those Losses and Liabilities. The Purchaser hereby releases the Vendor from any claims it may have against the Vendor with respect to all such Environmental Liabilities and Abandonment and Reclamation Obligations under the Regulations, at common law or otherwise, including, without limitation, the right to name the Vendor as a third party under any action commenced against the Purchaser. Nothing in this Clause, however, will operate to limit any representation or warranty made by the Vendor under Clause 6.02 with respect to the environmental condition of the Assets or to affect the Purchaser's right to make a claim against the Vendor for the breach thereof hereunder, subject to Clause 6.04.

13.05 Notice of Claims

A. If, after Closing, a claim is asserted by a third party in circumstances that may give rise to an indemnity under this Article, the Party against which that claim is asserted must give notice thereof to the other Party as soon as is reasonably possible, including with that notice reasonable details about that claim. The Parties will consult in respect thereof and in determining if that claim and any legal proceedings relating thereto should be resisted, compromised or settled.

B. A Party must make available to the other Party all information in its possession or to which it has access that may be relevant to a claim described in the preceding Subclause, excluding any privileged communications or correspondence. The Purchaser must provide the Vendor with access to the Assets to which that claim relates to the extent reasonably necessary in connection with that claim. No such claim for indemnity will apply if the claim is settled or compromised without the written consent of the indemnifying Party, which consent may not be unreasonably withheld or delayed.

13.06 Substitution and Subrogation

Insofar as is possible, each Party will have full rights of substitution and subrogation in and to all representations and warranties by others previously given or made respecting the Assets.

14.00 ASSIGNMENT

14.01 Assignments Before Closing

Prior to Closing, neither Party may assign any interest in or under this Agreement or to the Assets without the prior written consent of the other Party (which consent may be arbitrarily withheld), except as may be required by the Vendor to comply with its obligations respecting any Right of First Refusal, because of any earning or payout recovery under the Title and Operating Documents or as a result of any operation of Clause 5.02.

14.02 Assignments by Purchaser After Closing

No assignment, transfer or other disposition of this Agreement or any of the Assets by the Purchaser after Closing will relieve it from its obligations to the Vendor under this Agreement. The Vendor will have the option to claim payment or performance of those obligations from the Purchaser or its assignee, and to bring proceedings for any default against either or all of them. However, nothing in this Agreement will entitle the Vendor to receive duplicate payment or performance of the same obligation.

15.00 NOTICES

15.01 Service of Notice

Any notice required or permitted under the Agreement must be in writing, and may be served:

(a) by delivering the notice to a Party at its current address for service under Clause 15.02. A notice so served will be deemed to be received by the addressee when actually delivered, provided that such delivery is during normal business hours on any Business Day. If a notice is not delivered on a Business Day or is delivered after normal business hours, that notice will be deemed to have been received by that Party at the beginning of the first Business Day next following the time of the delivery; or

(b) by facsimile or other electronic medium directed to a Party at its current address for service under Clause 15.02. A notice so served will be deemed to be received by the addressee when actually received by it, if received within normal business hours on any Business Day or at the beginning of the next Business Day following transmission if that notice is not received during normal business hours.

15.02 Addresses for Service

The Parties' initial addresses for service of notices hereunder are:

VENDOR: **GRAND BANKS ENERGY CORPORATION**
1600, 444 - 5th Avenue S.W.
Calgary, Alberta
T2P 2T8
Attention: Vice President, Land

PURCHASER:

A Party may change its address for service by notice to the other Party. That changed address for service thereafter will be effective for all purposes of the Agreement.

16.00 CONFIDENTIALITY

16.01 Purchaser's Obligation to Maintain Information Confidential

Until Closing, information respecting the Assets obtained by the Purchaser hereunder will be retained in confidence by it and used only for the purposes of this transaction. Upon Closing, the Purchaser's right to use or disclose that information will be subject only to any applicable Title and Operating Documents. Any additional information obtained by the Purchaser hereunder that does not relate to the Assets will continue to be treated as confidential by it, and will not be used by it without the prior written consent of the Vendor. However, these restrictions on disclosure and use of information will not apply, insofar as information:

(a) is or becomes publicly available through no act or omission of the Purchaser or its consultants or advisors;

(b) is subsequently obtained lawfully from a third party, which, after reasonable inquiry, the Purchaser does not reasonably believe is obligated to the Vendor to maintain that information as confidential;

(c) is already in the Purchaser's possession at the time of disclosure to it hereunder, without restriction on disclosure; or

(d) is required to be disclosed under the Regulations or by the direction of any court, tribunal or other regulatory body having jurisdiction.

However, specific items of information will not be considered to be in the public domain merely because more general information respecting the Assets is in the public domain.

16.02 Consultants and Advisors Bound

If the Purchaser employs consultants, advisors or agents to assist in its review of the Assets, it will ensure that they comply with the restrictions on the use and disclosure of information set forth in Clause 16.01.

16.03 Confidentiality Agreement

Notwithstanding Clause 16.01, the obligations of the Purchaser under this Article are in addition to, and not in substitution for, its obligations under any confidentiality Agreement made between the Vendor and the Purchaser for its possible acquisition of the Assets, except as otherwise provided in that Agreement.

17.00 PUBLIC ANNOUNCEMNTS

17.01 Parties to Discuss Public Announcements

The Parties will co-operate with each other in releasing to third parties information concerning this Agreement and the transaction contemplated herein. A Party will provide the other Party with a draft of all press releases and other releases of information for dissemination to the public a sufficient time prior to its release to enable the other Party to review that draft and provide any comments it may have. The proposed release is subject to the prior written approval of the other Party, which approval may not be unreasonably withheld or delayed. However, a Party may provide information about this transaction to any governmental agency, any regulatory authority or to the public, insofar only as is required by the Regulations or securities laws or stock exchange requirements applicable to the Party, and a Party may provide information about this transaction to a bank or other financial institution to obtain financing or any required consent of its bank or other financial lender. The Vendor may also disclose information pertaining to this Agreement and the identity of the Purchaser, insofar as is required to enable the Vendor to fulfill its obligations pertaining to Rights of First Refusal and other third party rights under Article 7.00.

18.00 MISCELLANEOUS PROVISIONS

18.01 No Merger

The covenants, representations, warranties, liabilities and indemnities in this Agreement will survive Closing on the basis set forth in this Agreement. They will be deemed to apply to the General Conveyance, the Specific Conveyances and all other instruments conveying any of the Assets form the Vendor to the Purchaser. They will not merge with those documents, notwithstanding the terms of those documents and any rule of law, equity or statue to the contrary, and all such rules are hereby waived.

18.02 Further Assurances

At the Closing Date and thereafter as may be necessary, the Parties will, on a timely basis and without further consideration, complete such other documents and take such other actions as may be reasonably necessary to fulfill their respective obligations hereunder.

18.03 Waiver Must Be In Writing

Except as otherwise provided herein, only a written waiver by a Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein will be effective or binding upon that Party. Any waiver so given will extend only to the particular breach waived, and will not limit or affect any rights for any other or future breach.

18.04 Governing Law

This Agreement will be treated as a contract made in the Province of Alberta. This Agreement will be subject to and be interpreted and enforced in accordance with the laws in effect in the Province of Alberta, provided that this does not affect the obligations of the Parties to comply with the Regulations applicable to any Assets located outside the Province of Alberta. Subject to Article 9.00, each Party accepts the jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom with respect to this Agreement and any associated legal proceedings between the Parties.

18.05 Time

Time is of the essence in this Agreement.

18.06 No Amendment Except In Writing

Subject to Clauses 1.02 and 15.02, amendments to this Agreement may only be in writing, executed by the Parties.

18.07 Results of Termination

If this Agreement is terminated prior to Closing, the Parties will be released from all obligations under this Agreement, except for those under Articles 12.00 and 16.00 and the warranties, representations or other obligations breached prior to that termination, provided that the Purchaser's obligations under Article 16.00 will no longer be in effect two (2) years following the date of that termination. If this Agreement is terminated prior to Closing, the Purchaser will promptly return to the Vendor all materials delivered to it by the Vendor hereunder and all copies of them that may have been made by or for the Purchaser, and, subject to the provisions of Article 12.00, the Vendor will promptly return to the Purchaser any Deposit.

18.08 Supersedes Earlier Agreements

This Agreement supersedes all other Agreements between the Parties respecting the Assets, and, except for the Title and Operating Documents and any confidentiality Agreement described in Clause 16.03, expresses the entire Agreement of the Parties with respect to this transaction.

18.09 Exercise of Remedies

No failure of a Party to exercise any right or remedy will operate as a waiver thereof. A Party will not be precluded from exercising any right available to it at law, equity or by statute because of its exercise of any single or partial right, and a Party may exercise any such remedies independently or in combination.

18.10 Enurement

Subject to the provisions of Article 14.00, this Agreement will be binding upon and enure to the benefit of the Parties and their respective trustees, receivers, receiver-managers, successors and permitted assigns.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the day and year first above written.

GRAND BANKS ENERGY CORPORATION
Vendor

Shawn McDonald
Chief Financial Officer

This is the execution page for this Purchase and Sale Agreement made between Grand Banks Energy Corporation as Vendor an[illegible] as Purchaser dated the 5th day of April, 2007

File No. 82-34896

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

Grand Banks Announces Appointment of Chief Financial Officer

Calgary, Alberta – May 31, 2007

Grand Banks Energy Corporation (the "Corporation" or "Grand Banks") announces today the appointment of John Kalman as Vice President, Finance and Chief Financial Officer effective June 1, 2007. Mr. Kalman is a Chartered Accountant with over 20 years of experience, the last 19 years spent in positions of ever increasing responsibility in financial management and reporting in the oil and gas industry. Mr. Kalman has held the position of Vice President, Finance and CFO with several publicly traded companies.

Grand Banks is listed on the TSX-Venture Exchange under the Symbol GBE.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

TSX venture EXCHANGE

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: GRAND BANKS ENERGY CORPORATION (the "Issuer").

Month in which stock options have been granted or amended: May 2007.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
John Kalman	n/a	Consultant	May 9, 2007	100,000 100,000 100,000	$1.40 $1.40 $1.40	9/5/12 9/5/13 9/5/14
Sandi Godin	n/a	Consultant	May 14, 2007	3,334 3,333 3,333	$1.40 $1.40 $1.40	14/5/12 14/5/13 14/5/14
Norma Messenger	n/a	Consultant	May 14, 2007	16,668 16,666 16666	$1.40 $1.40 $1.40	14/5/12 14/5/13 14/5/14
Diane Park	n/a	Consultant	May 14, 2007	1,000 1,000 1,000	$1.40 $1.40 $1.40	14/5/12 14/5/13 14/5/14
Chelsey Weiler	n/a	Employee	May 14, 2007	1,000 1,000 1,000	$1.40 $1.40 $1.40	14/5/12 14/5/13 14/5/14
Jean Sharp	n/a	Employee	May 14, 2007	6,668 6,666 6,666	$1.40 $1.40 $1.40	14/5/12 14/5/13 14/5/14

Total number of optioned shares proposed for acceptance: 386,000

- Date shareholder approval was obtained for the Stock Option Plan: June 6, 2006

- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 253,917.

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______________________________.

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated May 31, 2007.

Shawn McDonald
Name of Director or Senior Officer

Signature

Chief Financial Officer

Grand Banks
Energy Corporation

For Immediate Release ("GBE" – TSX-V)

Grand Banks Announces First Quarter 2007 Results

Calgary, Alberta – May 29, 2007

Grand Banks Energy Corporation (the "Company" or "Grand Banks") is pleased to announce its financial results for the first quarter, ending March 31, 2007. The detailed financial statements and management discussion and analysis for the quarter are accessible on the internet at the website www.sedar.com.

The first quarter of 2007 represented a relatively quiet building and consolidation period in which Grand Banks undertook a number of measures that have positioned the Company for rapid growth going forward. Although production volumes, revenue, and funds generated from operations during the first quarter of 2007 were lower than 2006 levels, the overall outlook for the Company is much better now than a year ago. Oil and gas reserves increased by 102% (proved) and 94% (proved plus probable) at year end 2006 compared to 2005, and the Company is poised to realize a significant jump in production volumes, revenues, and cash flow from these reserve additions in the second half of 2007.

	Three Months ended March 31,		
	2007	2006	% Change
Average Sales Volumes:			
Crude oil & liquids – bbls/day	616	643	(4)
Natural gas – mcf/day	1,056	1,844	(43)
Sales volumes – boe/day (6:1)	792	951	(17)
Financial Results (Canadian $000's)			
Gross revenues	$ 4,124	$ 4,632	(11)
Net income (loss)	$ (320)	$ (425)	25
Funds flow from operations	$ 1,885	$ 2,803	(33)
Capital expenditures	$ 2,939	$ 7,196	(59)
Working capital (deficiency)	$(10,382)	$ (2,576)	(303)
Flow-through obligations (to year end)	$ 2,864	$ 3,500	(18)
Total assets	$ 50,618	$ 43,511	16

Production: Grand Banks has devoted a large amount of resources to planning and implementing the tie-ins and facilities needed to bring our Tower Creek 2-21-55-27 W5M Leduc gas discovery well (Grand Banks 16.7% working interest) on production. The pipeline and dehydration facility for the well are now over 95% completed. Commencement of production of the well, expected in mid June, at gross (raw) rates in the 20 MMcf/d range, will boost our corporate production levels, by about 400 boe/d (net sales) to about 1,100 boe/d.

Grand Banks is listed on the TSX-Venture Exchange under the Symbol GBE.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements including expectations of future production. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Grand Banks
Energy Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Grand Banks Energy Corporation ("Grand Banks" or the "Company") and accompanying notes for the three months ended March 31, 2007 and 2006. In this MD&A, production and reserves information are commonly reported in units of barrels of oil equivalent ("boe"). For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil. This conversion ratio of 6:1 is based on an energy equivalent wellhead value for the individual products. Such disclosures of boes may be misleading, particularly if used in isolation. Readers should be aware that historical results are not necessarily indicative of future performance.

This MD&A and the unaudited interim financial statements and accompanying notes have been prepared by management and approved by the Audit Committee of the Board of Directors of Grand Banks and include information to May 29, 2007.

These interim financial statements have not been reviewed or audited on behalf of the shareholders by the Company's independent external auditors, Deloitte & Touche, LLP.

All financial measures presented in this Interim Report are expressed in Canadian dollars unless otherwise indicated.

Highlights

Grand Banks Energy Corporation ("Grand Banks" or the "Company") recorded average sales of natural gas, crude oil and liquids during the three months ended March 31, 2007 of 792 boe/d versus 951 boe/d for the comparative period of 2006. Sales volumes for the period were down due to the lack of development drilling activity and normal production declines from existing wells.

In the first quarter of 2007, activity and corporate resources were focused on the tie-in of wells drilled in 2006, particularly the Tower Creek gas discovery, which required the construction of new production facilities. These facilities are expected to be completed in June, 2007 at which time production from the well will commence.

Also during the first quarter, the Company consolidated its position in its Stoughton/Viewfield property, which it subsequently disposed of effective May 1, 2007. The sale of this property and reduced capital expenditures in the quarter has strengthened the Company's working capital position. A strong balance sheet going forward along with the upcoming increase in production volumes related to the Tower Creek 02-21 well positions the Company for continued growth through the drill bit. This strategy, which emphasizes lower risk horizontal development drilling opportunities in Saskatchewan and Manitoba, is expected to steadily and more predictably increase corporate production and reserves. As reserves are continually added in a cost effective manner, depletion will decline and profitability will increase. Grand Banks will continue to devote a portion of its budget to high impact exploratory projects, financed primarily with the proceeds of flow-through financings, including the second Tower Creek well, which is expected to spud in June 2007. This strategy is particularly well suited to Grand Banks because the tax pools renounced to investors in flow-through shares are offset by corporate tax pools in excess of $50,000,000.

The following table summarizes the results for the Three Months Ended March 31, 2007 and 2006:

For the Three Months Ended March 31,	2007	2006	Change	
				(%)
Sales Volumes				
Crude oil and liquids *(bbls/d)*	**616**	643	(27)	(4)
Natural gas *(mcf/d)*	**1,056**	1,844	(788)	(43)
Average boe/d *(6:1)*	**792**	951	(159)	(17)
	($)	*($)*	*($)*	*(%)*
Product Prices				
Crude oil and liquids *($/bbl)*	**61.51**	57.21	4.30	8
Natural gas *($/mcf)*	**7.51**	7.80	(0.29)	(4)
(000s)	*($)*	*($)*	*($)*	*(%)*
Financial Results				
Gross revenues	**4,124**	4,632	(508)	(11)
Loss before income taxes	**(320)**	(425)	105	25
Net income (loss)	**(320)**	(425)	105	25
Per share – basic	**(0.01)**	(0.01)	-	-
Per share – diluted	**(0.01)**	(0.01)	-	-
Funds flow from operations	**1,885**	2,803	(918)	(33)
Per share – basic	**0.06**	0.09	(0.03)	(33)
Per share – diluted	**0.06**	0.09	(0.03)	(33)
Additions to property and equipment, net of proceeds	**2,939**	7,196	(4,257)	(59)
Total assets	**50,618**	43,511	7,107	16
Working capital (deficiency)	**(10,382)**	(2,576)	(7,797)	(303)
Asset retirement obligation (including current portion)	**1,253**	964	289	30
Flow-through share obligations	**2,864**	3,500	(636)	(18)
	($/boe)	*($/boe)*	*($/boe)*	*(%)*
Netback Analysis				
Oil and gas revenue *(6:1)*	**57.86**	53.84	4.02	7
Royalty expense	**11.58**	9.20	2.38	26
Operating costs	**9.25**	8.09	1.16	14
Netback	**37.03**	36.55	0.48	1

Sales Volumes

	Three Months Ended March 31,		
	2007	2006	% Change
Crude oil and liquids *(bbls/d)*	**616**	643	(4)
Natural gas *(mcf/d)*	**1,056**	1,844	(43)
Average boe/d *(6:1)*	**792**	951	(17)

The 17% decline in average production was due to a 788 mcf/d decrease in natural gas volumes and the 27 bbls/d decrease in crude oil and liquids volumes. The reduction in natural gas volumes was primarily due to expected declines at Virginia Hills in Alberta. Natural gas sales from the Tower Creek 02-21 discovery well drilled in 2006 are still expected to commence in June, 2007. The decreases in crude oil and liquid volumes were primarily a result of natural declines in production from wells at Kingsford in Saskatchewan. The Company's horizontal development drilling program at Frys and Sinclair is expected to re-commence in mid-June, 2007. All of the Company's sales volumes consisted of natural gas and light to medium gravity crude oil, with no heavy oil.

Gross Revenues

	Three Months Ended March 31,		
	2007	2006	Change
(000s)	*($)*	*($)*	*(%)*
Crude oil and liquids	**3,408**	3,312	3
Natural gas	**714**	1,295	(45)
Interest and other income	**2**	25	(92)
	4,124	4,632	(11)

The 11% decrease in total revenues for the three months ended March 31, 2007 was due to lower sales volumes partially offset by higher crude oil and liquid prices. The Company has not hedged any of its production.

Royalty Expenses

	Three Months Ended March 31,		
	2007	2006	Change
(000s)	*($)*	*($)*	*(%)*
Royalty expenses	**825**	787	5
$/boe	**11.58**	9.20	26
Royalty rate *(%)*	**20.0**	17.1	17

The higher royalty rates were due to higher crown royalty rates in Saskatchewan as wells at Kingsford came off royalty holiday starting in June, 2006. Additionally, royalty expense in 2006 was net of funds received under the Alberta Royalty Tax Credit ("ARTC") program. The ARTC program was discontinued effective January 1, 2007.

Production Expenses

	Three Months Ended March 31,		
	2007	2006	Change
(000s)	*($)*	*($)*	*(%)*
Production expenses	**659**	692	(5)
$/boe	**9.25**	8.09	14

The overall drop in production expenses was due to lower production volumes. Production costs on a per unit basis rose due to the change in the relative production mix between oil and gas. This per unit increase was tempered by the lower per unit costs at Kingsford brought about by the construction of new battery facilities late in the third quarter of 2006.

Depletion, Amortization and Accretion

	Three Months Ended March 31,		
	2007	2006	Change
(000s)	*($)*	*($)*	*(%)*
Depletion and amortization	**1,930**	2,848	(32)
Accretion of asset retirement obligations	**18**	19	(5)
	1,948	2,867	(32)
$/boe	**27.34**	33.51	(18)

For the three months ended March 31, 2007, the decrease in depletion, amortization and accretion costs was due to the 17% decline in production volumes and an 18% decrease in the depletion, amortization and accretion rate. The lower depletion rate was due to improved finding and developing costs of proved reserves in 2006.

Interest

	Three Months Ended March 31,		
	2007	2006	Change
(000s)	*($)*	*($)*	*(%)*
Interest expenses	**157**	48	227
$/boe	**2.20**	0.56	–

The increase in interest costs was due primarily to the increase in interest on bank indebtedness. In the first quarter of 2006, the Company had cash on hand from its flow-through equity financings in 2005 and accordingly had not drawn any funds on its bank lines. In the first quarter of 2007, the Company had drawn on both its revolving bank line and its term facility to fund its capital program.

General and Administrative Costs

	Three Months Ended March 31,		
	2007	2006	Change
(000s)	*($)*	*($)*	*(%)*
Gross general and administrative costs	**669**	481	39
Overhead recovered	**(71)**	(179)	(60)
Overhead capitalized	--	--	--
	598	302	98
$/boe	**8.39**	3.53	138

General and administrative costs, net of overhead recovered, for the first three months of 2007 nearly doubled from the comparative period of 2006. Two thirds of this increase was due to the cost of expanded operations resulting in higher salaries, benefits and consulting fees, while one third of the increase was related to the decrease in overhead recoveries due to the reduction in the operated capital projects. The increase in the cost per boe was attributable to lower production volumes combined with increased general and administrative costs.

Stock-Based Compensation

	Three Months Ended March 31,		
	2007	2006	Change
(000s)	*($)*	*($)*	*(%)*
Stock-based compensation	**257**	361	(29)
$/boe	**3.61**	4.22	(14)

Stock-based compensation costs decreased $104,000 due to the decrease in the value assigned to each option. During 2007, the Company issued 838,000 stock options compared to 695,000 issued in 2006. Stock-based compensation costs are amortized over the vesting period, which is two years from the date of grant.

Net Loss

Grand Banks recorded a net loss of $320,000 or $0.01 per share for the first quarter of 2007 compared a loss of $425,000 or $0.01 per share in 2006. The current quarter's loss was due to lower revenues related to lower production volumes, higher general and administrative expenses and interest costs that were offset to a large degree by improved depletion, depreciation and accretion expense.

Liquidity and Capital Resources

At March 31, 2007, the Company had a working capital deficiency of $10,382,000 (including $4,748,000 drawn on its revolving bank loan) and $1,134,000 drawn on its non-revolving reducing term facility compared to a working capital deficiency of $10,562,000 (including $6,044,000 drawn on its revolving bank loan) at December 31, 2006. At March 31, 2007, the Company had a $10,500,000 ($10,500,000 – December 31, 2006) revolving line of credit agreement with a Canadian financial institution. The line of credit bears interest at prime rate plus 0.25% per annum and the non-revolving facility bears interest at 7.5% and is repayable in 36 blended monthly payments of principal and interest of $37,000. During the first three months of 2007, the Company had funds flow from operations of $1,855,000. (See "Non-GAAP Measures.") The Company has not declared any dividends.

Liquidity and Capital Resources (continued)

Subsequent to quarter-end, the Company closed the sale of its Stoughton/Viewfield property resulting in net proceeds of approximately $8,100,000. The proceeds from this sale together with cash flow and lines of credit, which were increased to $16,500,000 following completion of the annual bank review, are expected to meet the Company's working capital commitments for the balance of 2007.

The Company had a $3,855,000 flow-through spending obligation at December 31, 2006, which was reduced to $2,864,000 at March 31, 2007. The Company expects to have this commitment fulfilled by the end of 2007 with capital spending that includes the Company's estimated $3,800,000 share of the Tower Creek 11-26 exploration well which is expected to commence drilling in June 2007.

Financing Activities

In February 2007 the Company borrowed $1,200,000 in the form of a fixed term loan to help finance the facilities for the tie-in of the Tower Creek well. In May 2007, the Company was granted an increase in its revolving line of credit from $10,500,000 to $16,500,000.

Three Months Ended March 31,	2007	2006	Change	
(000s)	*($)*	*($)*	*($)*	*(%)*
Land	**267**	211	56	27
Geological and geophysical	**-**	41	-	-
Drilling and completion	**1,288**	5,913	(4,625)	(78)
Equipment and gathering	**1,372**	1,134	238	21
General and administrative costs capitalized	**-**	-	-	-
Office equipment	**12**	10	2	20
	2,939	7,309	(4,370)	(60)
Less proceeds of disposition	**-**	(113)	-	-
Additions to property and equipment, net of proceeds	**2,939**	7,196	(4,257)	(59)

The decrease in capital spending was due to the limited amount of spending on drilling in the first quarter of 2007. The Company participated in the drilling of 2 wells (0.3 net) in 2007 as compared to 9 wells (6.1 net) in 2006.

Financial Instruments

Grand Banks has not entered into any commodity or financial instrument hedges, however, it does carry various forms of financial instruments, all of which are recognized in the Company's financial statements. Unless otherwise indicated in the financial statements, it is management's opinion that the Company is not exposed to excessive interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise indicated. The Company has no unrecognized gains or losses on its financial instruments.

Obligations

		Payments Due By Period			
	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
(000s)	*($)*	*($)*	*($)*	*($)*	*($)*
Office lease	1,449	243	616	590	--
Flow-through shares	2,864	2,864	--	--	--
Lease rentals land	475	120	192	123	40
Asset retirement obligations	3,016	295	169	208	2,344
Total contractual obligations	7,804	3,522	977	921	2,384

At March 31, 2006, the Company had farm-in obligations that are not included in the preceding table. The most significant of these obligations is for the 11-26 Tower Creek option well, which is scheduled to be drilled in the summer of 2007. Grand Banks is the operator and will pay 19.65% to earn a 17.56% working interest in this well. These farm-in obligations are expected to meet some of the flow-through share obligations outlined in the preceding table.

Transactions with Related Parties

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties.

(a) The Company conducts oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

(b) Included in general and administrative expenses are consulting fees of $87,000 (2006 – $61,000) incurred with companies controlled by officers of the Company for the quarter ended March 31, 2007.

(c) Included in general and administrative expenses are legal fees of $8,000 (2006 – $11,000) incurred with a firm in which one of the Company's officers was a partner for the quarter ended March 31, 2007.

(d) Included in general and administrative expenses is $14,000 (2006 - $12,000) paid for directors' fees to independent directors for the quarter ended March 31, 2007.

Summary of Quarterly Results

Eight-Quarter Comparison

The quarterly results are prepared without audit or review by the Company's independent auditors. The following table summarizes the Company's financial and operating highlights for the past eight quarters. Sales volumes are the average for the periods shown, net to the Company, before the deduction of royalties.

Three Months Ended	Jun.30, 2005	Sep.30, 2005	Dec.31, 2005	Mar.31, 2006	Jun.30, 2006	Sep.30, 2006	Dec.31, 2006	**Mar.31, 2007**
Sales Volumes								
Crude oil and liquids *(bbls/d)*	180	227	522	643	527	569	631	**616**
Natural gas *(mcf/d)*	5,653	4,755	2,690	1,844	1,561	1,464	1,363	**1,056**
Royalty income *(boe/d)*	1	1	--	--	--	--	2	**--**
Average boe/d *(6:1)*	1,123	1,021	970	951	787	813	860	**792**
	($)	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*	***($)***
Product Prices								
Crude oil and liquids *($/bbl)*	51.82	60.38	57.34	57.21	67.10	70.17	59.28	**61.51**
Natural gas *($/mcf)*	7.37	8.74	11.60	7.80	6.02	5.89	6.88	**7.51**
Oil equivalent *($/boe)*	45.48	54.23	63.01	53.84	56.86	59.68	54.51	**57.86**
(000s, except per share amounts)	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*	***($)***
Financial Results								
Gross revenues	4,685	5,117	5,653	4,632	4,088	4,469	4,315	**4,124**
Net income (loss)	1,018	(1,113)	1,307	(425)	(439)	226	1,265	**(320)**
Per share – basic	0.04	(0.04)	0.04	(0.01)	(0.01)	(0.01)	0.04	**(0.01)**
Per share – diluted	0.04	(0.04)	0.04	(0.01)	(0.01)	(0.01)	0.04	**(0.01)**
Funds flow from operations	2,681	2,532	2,997	2,803	2,209	2,475	2,219	**1,885**
Additions to property and equipment, net of proceeds	2,020	5,291	8,270	7,196	5,426	6,097	7,237	**2,939**
Total assets	31,492	34,713	42,336	43,511	42,371	44,526	52,251	**50,618**
Working capital (deficiency)	4,499	3,725	1,777	(2,576)	(6,011)	(9,571)	(10,562)	**(10,382)**
Flow-through share obligation	6,350	5,350	6,740	3,500	1,800	740	3,855	**2,864**
Asset retirement obligation	827	832	894	964	753	837	1,223	**1,253**

Sales Volumes

Natural gas sales volumes in the second quarter of 2005 showed the full quarter effect of the Virginia Hills well, a prolific producer that was expected to have a production profile with an exceptionally steep decline. During the third quarter of 2005, natural gas sales volume declines from Virginia Hills were largely offset by increased crude oil and liquids sales volumes from new wells in Saskatchewan and Manitoba. During the fourth quarter of 2005, total sales volumes dropped modestly as natural gas volume declines at Virginia Hills exceeded new oil sales volumes for Kingsford and Sinclair.

Natural gas volumes continued to decline in 2006 as the Company concentrated on drilling for oil in southeastern Saskatchewan and Manitoba. The Tower Creek discovery well drilled in mid-2006 will not be tied-in and producing until the second quarter of 2007.

Sales Volumes (continued)

In 2007, natural gas volumes continued to decline but are expected to rise significantly once the Tower Creek 02-21 well comes on stream in June 2007. Oil production in 2007 has declined due to the lack of development drilling activity since the fourth quarter of 2006. Oil production is expected to increase over the later part of 2007 as the Company re-commences its horizontal development drilling program at Frys and Sinclair.

Gross Revenues

The increases in gross sales revenues were directly related to the sales volumes from the wells previously discussed combined with product price changes shown on the quarterly table. All of the Company's natural gas, crude oil and liquids were sold at spot prices, which are subject to world and North America supply and demand fundamentals.

Net Income (Loss)

The Company recorded a net income of $1,018,000 in the second quarter of 2005 as higher sales volumes and revenues combined with recording a future tax benefit of $1,967,000 more than offset increased depletion expense. In the third quarter of 2005, the Company recorded a net loss of $1,113,000 as increased revenues from higher product prices were more than offset by a continuation of the high depletion costs. During the 2005 fourth quarter, net income improved to $1,307,000 due to recording a future tax recovery of $1,123,000 relating to the issue of flow-through shares and a lower depletion rate.

The Company incurred a modest loss in the first and second quarters of 2006. In the third quarter of 2006, the Company recorded net income of $226,000 as the increased proved reserves from the Tower Creek well reduced the depletion rate. The fourth quarter of 2006 also showed a net income of $1,265,000 as a result of a lower depletion rate combined with a future tax recovery of $1,306,000.

The Company recorded a net loss of $320,000 in the first quarter of 2007 as lower sales revenues, higher general and administrative expenses and interest costs more than offset the improvements in depletion, depreciation and accretion expense.

Additions to Property and Equipment

Grand Banks' capital program ranged between $5.0 million and $8.0 million per quarter, except in the second quarter of 2005 when wet weather delayed drilling projects, and the first quarter of 2007 when the Company deferred some of its drilling plans until it had improved its working capital position.

Working Capital (Deficiency)

During the first and fourth quarters of 2005, the Company raised additional equity capital for gross proceeds of $5,850,000 and $3,340,000, respectively.

During 2005, working capital declined from $4,499,000 to $1,777,000 as capital spending exceeded funds from operations and the proceeds from two flow-through share issues totaling $9,190,000. In 2006, working capital declined from $1,777,000 at December 31, 2005 to a working capital deficit of $10,562,000 as capital spending exceeded funds from operations. During the fourth quarter of 2006, the Company raised gross proceeds of $4,200,000 from a flow-through share issue. The Company also increased its available lines of credit from $10,500,000 at December 31, 2006 by a $1,200,000 fixed term loan in early 2007.

Working Capital (Deficiency) (continued)

To date, the Company has improved its working capital position by increasing its revolving line of credit to $16,500,000 and through the sale of its Stoughton/Viewfield property for approximately $8,100,000.

Flow-Through Obligations

The remaining flow-through obligation represented the amount of flow-through shares issued in excess of qualifying capital expenditures. During 2005, the Company issued flow-through shares totaling $9,190,000. At December 31, 2005, $6,740,000 of these obligations remained.

In 2006, the Company issued $4,200,000 of flow-through shares. The remaining flow-through obligations at December 31, 2006 totaled $3,855,000, which were reduced to $2,864,000 at March 31, 2007 and are expected to be expended by the end of 2007.

Asset Retirement Obligations

The asset retirement obligations grew from $827,000 in the second quarter of 2005 to $1,253,000 in the first quarter of 2007 as the Company continued to drill wells that are required to be abandoned and reclaimed at some point in the future. The asset retirement obligation represents the present value of future abandonment and reclamation cost for the Company's interest in the wells. These amounts include the current portion of asset retirement obligations, which are included in working capital.

Other Items

Outstanding Shares, Options and Warrants

The following table is a summary of the Company's share capital structure:

As at	March 31, 2007	May 29, 2007
(000s)	*(#)*	*(#)*
Common shares outstanding	32,396	32,406
Options outstanding	3,121	3,111
Fully diluted	35,517	35,517

	Shares	Weighted Average Exercise Price	Weighted Average Term
	(#000s)	*($)*	*(Years)*
Options outstanding at December 31, 2006	2,854	1.24	4.1
Options outstanding at March 31, 2007	**3,121**	**1.31**	**4.5**
Options vested at March 31, 2007	**2,191**	**1.26**	**3.8**

Accounting Policy Changes

On January 1,2007, the Company adopted the new Canadian accounting standards for financial instruments – recognition and measurement, financial instruments – presentations and disclosures, hedging and comprehensive income. Prior periods have not been restated. Additional disclosure requirements for financial instruments and accounting changes have been approved by the Canadian Institute of Chartered Accountants and will be required disclosure beginning January 1, 2008.

(a) Financial instruments – recognition and measurement:

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for–trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when derecognized or impaired. There were no changes to the measurement of existing financial assets and liabilities at the date of adoption.

Cash and cash equivalents are designated as "held-for-trading" and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as "loans and receivables". Accounts payable and accrued liabilities and bank loans are designated as "other liabilities".

Risk management assets and liabilities are derivative financial instruments classified as "held-for-trading" unless designated for hedge accounting. The Company has no commodity contracts or fixed-price physical contracts in place at this time.

(b) Derivatives:

The Company may use various types of derivative financial instruments to manage risks associated with crude oil and natural gas fluctuations. These instruments are not used for trading or speculative purposes. Proceeds and costs realized from holding the related contracts are recognized in petroleum and natural gas revenues at the time that each transaction under a contract is settled. For the unrealized portion of such contracts, the Company utilized the fair value method of accounting. The fair value is based on an estimate of the amounts that would have been paid to or received from counterparts to settle these instruments given future market prices and other relevant factors. The method requires the fair value of the derivative financial instruments to be recorded at each balance sheet date with unrealized gains or losses on these contracts recorded through net earnings.

Prior to adoption of the new standards, physical receipt and delivery contacts were not within the scope of the definition of a financial instrument. On adoption of the new standards, the Company elected to continue to account for its physical delivery contracts on an accrual basis rather than non-financial derivatives.

(c) Embedded derivatives:

On adoption, the Company elected to recognize, as separate assets and liabilities, only for those embedded derivatives in hybrid instruments issued, acquired or substantively modified after January 1, 2003. The Company did not identify any material embedded derivatives which require separate recognition and measurement.

Accounting Policy Changes (continued)

(d) Other comprehensive income:
The new standards establish a new statement of comprehensive income, which is comprised of net earnings and other comprehensive income. As the Company currently has no other comprehensive income items requiring disclosure this statement of comprehensive income is not required.

Critical Accounting Estimates

Management is required to make judgements, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company.

Reserve estimates have a significant impact on income or loss, as they are a key component in the calculation of depletion and depreciation and site restoration costs. A change in the reserve quantity estimates will result in a corresponding change in depletion, depreciation and site restoration costs. In addition, if capitalized costs are determined to be in excess of the calculated ceiling, which is based on reserve quantities and values, the excess must be written off as an expense. The reserves and estimated future net cash flow from the assets of Grand Banks have been independently evaluated.

Future site restoration costs are estimated and amortized over the life of reserves. These costs were estimated by management using industry standard guidelines. A change in estimated future site restoration costs will change the amortization of site restoration costs included in depletion and depreciation expense.

Non-GAAP Measures

Funds flow from operations is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that funds flow from operations is a useful measure of financial performance. For the purposes of funds flow from operations calculations, the following table reconciles the non-GAAP financial measures "funds flow from operations" to "net income," the most comparable measure calculated in accordance with GAAP:

	Three Months Ended March 31,	
	2007	2006
(000s)	*($)*	*($)*
Net loss	**(320)**	(425)
Adjustments for:		
Accretion of asset retirement obligation	**18**	19
Depletion and amortization	**1,930**	2,848
Loss on settlement of asset retirement obligation	**–**	–
Stock-based compensation	**257**	361
Future income tax (recovery)	**–**	–
Assets retirement costs	**–**	–
Funds flow from operations	**1,885**	2,803

Netback is the average per unit of volume for oil and gas revenues less royalties and production costs incurred. Netback is expressed in terms of dollars per boe and is calculated in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

Disclosure Controls

As of December 31, 2006, the Company's management evaluated the effectiveness of the design and operation of its disclosure controls and procedures ("Disclosure Controls"), as defined under rules adopted by the Canadian Securities Administrators. This evaluation was performed under the supervision of, and with the participation of, the Chief Executive Officer and Chief Financial Officer.

Disclosure Controls are procedures designed to ensure that information required to be disclosed in documents filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company's Disclosure Controls will prevent or detect all errors and all fraud. Because of the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute, assurance that all control issues and instances of fraud or error, if any, within the Company have been detected.

Based on the evaluation of Disclosure Controls, the Chief Executive Officer and Chief Financial Officer have concluded that, subject to the inherent limitations noted above, the Company's Disclosure Controls are effective in ensuring that material information relating to the Company is made known to the Company's management on a timely basis by others and is included as appropriate in this MD&A.

Internal Controls Over Financial Reporting

During the fourth quarter of 2006, the Company designed and implemented internal controls over financial reporting. These internal controls are designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and preparation of the Company's financial statements for external purposes in accordance with generally accepted accounting principles.

Due to inherent limitations, the Company's system of internal control over financial reporting does not guarantee that a material misstatement in the financial statements or occurrence of fraud would be prevented or detected in a timely manner. Management considers the size and the nature of the Company's operations, and exercises judgement in designing appropriate and cost effective controls for the detection and prevention of material error in the financial statements or occurrence of fraud with a potential material impact on the reliability of the financial statements.

The Company has a lack of segregation of duties over the financial close and reporting functions due to limited staff. Management has concluded and the board has agreed that, taking into account the present stage of the Company's development and the best interests of its shareholders, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct this weakness at this time. Subsequent to year-end, the Company had a lack of continuity of the CFO, as the CFO retired. A replacement CFO was hired; however this candidate was unable to continue in this position for personal reasons. The Company has subsequently appointed Shawn McDonald, B.Comm, LL.B., as CFO. The Company relies primarily on the CFO for financial reporting. The Company has implemented compensating controls in the form of additional review of the financial close procedure by a qualified third party. The Company's officers and Audit Committee review the quarterly financial reports, and annual audits are conducted by the Company's independent auditors. The Company seeks third party expertise to review more complex financial reporting items.

Internal Controls Over Financial Reporting (continued)

The Company is continuing with its efforts in formalizing and documenting various elements of its system of internal control over financial reporting in preparation for the evaluation of the operating effectiveness of its internal control system within the timelines to be prescribed by the Canadian Securities Administrators.

Forward-Looking Statements

This Interim Report contains forward-looking or outlook information with respect to Grand Banks. The use of any of the words "anticipate," "continue," "estimate," "expect," "may," "will," "project," "should," "believe," "outlook," and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the Company's forward-looking statements. Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A.

- Volatility in market prices for oil and natural gas.
- Risks inherent in the Company's operations.
- Geological, technical, drilling and processing problems.
- General economic conditions.
- Industry conditions, including fluctuation in the price of oil and natural gas.
- Governmental regulations.
- Fluctuation in foreign exchange and interest rates.
- Unanticipated events that can reduce production or cause production to be shut-in or delayed.
- Failure to obtain industry partners and other third party consents and approvals, when required.
- The need to obtain required approvals from regulatory authorities.
- The other factors discussed in the "Operational and Other Business Risks" section of this MD&A.

Operational and Other Business Risks

Need to Replace and Grow Reserves

The future oil and natural gas production of Grand Banks, and therefore future cash flows, are highly dependent upon ongoing success in exploring its current and future undeveloped land base, exploiting the current producing properties and acquiring or discovering additional reserves. Without reserve additions through exploration, acquisition or development activities, reserves and production will decline over time as reserves are depleted.

The business of discovering, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited or unavailable, the ability of Grand Banks to make the necessary capital investments to maintain and expand its oil and natural gas reserves may be impaired.

There can be no assurance that the Company will be able to find and develop or acquire additional reserves to replace and grow production at acceptable costs.

Exploration, Development and Production Risks

Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Grand Banks will result in new discoveries of oil and natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of Grand Banks depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that the Company will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participation are identified, Grand Banks may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Exploration, Development and Production Risks (continued)

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rate over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Reserve Estimates

The production forecast and recoverable estimates contained in the Company's engineering report are only estimates, and the actual production and ultimate recoverable reserves from the properties may be greater or less than the reserve estimates.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of Grand Banks. The reserve and cash flow information set forth herein represent estimates only. The reserves and estimated future net cash flow from the assets of Grand Banks had been independently evaluated at December 31, 2006 and updated by management to March 31, 2007. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditure, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves.

These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Company. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

Volatility of Oil and Natural Gas Prices

The operational results and financial condition of Grand Banks will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect of the operations, proved reserves and financial conditions of Grand Banks and could result in a reduction of the net production revenue of the Company causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings that might be made available to the Company are typically determined in part by the borrowing base of the reserves of Grand Banks. A sustained material decline in prices from historical average prices could reduce the borrowing base of the Company, therefore reducing the bank credit available to Grand Banks and possibly requiring that a portion of such bank debt be repaid.

Grand Banks uses the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed on a quarterly basis for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows.

Operational Hazards and Other Uncertainties

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts and oil spills, each of which could result in substantial damage to oil and natural gas wells, production faculties, other property and the environment or in personal injury.

In accordance with industry practice, Grand Banks is not fully insured against all of these risks, nor are all such risks insurable. Although Grand Banks maintains liability insurance, where available, in an amount that it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Grand Banks could incur significant costs that could have a material adverse affect upon its financial condition. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Operational Hazards and Other Uncertainties (continued)

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such equipment or access restrictions may affect the availability and/or cost of such equipment to Grand Banks and may delay exploration and development activities. To the extent Grand Banks is not the operator of its oil and gas properties, the Company will be dependent on other operators for timing of activities related to non-operating properties and will be largely unable to direct or control the activities of the operators.

Although property title reviews are completed according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Grand Banks, which could result in the reduction of the revenue received by the Company.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. Grand Banks actively competes for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than Grand Banks.

Key Personnel

The success of Grand Banks depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Company. Grand Banks does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Grand Banks are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business.

Environmental Risks

The oil and natural gas industry is subject to environmental regulations pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations and guidelines. A breach of such regulations may result in the imposition of fines or issuances of clean-up orders in respect of Grand Banks or its assets. Such regulations may be changed to impose higher standards and potentially more costly obligations on the Company. There can be no assurance that future environmental costs will not have a material adverse affect on Grand Banks.

Other Information

Additional information regarding Grand Banks Energy Corporation's reserves and other data is available on the Company's website at www.grandbanksenergy.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

GRAND BANKS ENERGY CORPORATION
2007 First Quarter Interim Report
(Unaudited)

BALANCE SHEETS

	March 31 2007	December 31 2006
(000s)	*($)*	*($)*
ASSETS		
Current		
Cash and cash equivalents	-	-
Accounts receivable	4,734	6,044
Prepaid expenses and advances	122	160
	4,856	6,204
Property and equipment *(Note 3)*	45,762	44,741
Future tax asset	-	1,306
	50,618	52,251
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Revolving bank loan *(Note 4)*	4,748	6,328
Current portion of long-term loan *(Note 4)*	376	-
Accounts payable and accrued liabilities	9,819	10,176
Current portion of asset retirement obligation *(Note 5)*	295	262
	15,238	16,766
Long-term bank loan *(Note 4)*	758	-
Asset retirement obligation *(Note 5)*	958	961
	16,954	17,727
Shareholders' Equity		
Share capital *(Note 6)*	30,067	30,489
Share purchase loans	(48)	(48)
Contributed surplus *(Note 7)*	2,330	2,448
Retained earnings	1,315	1,635
	33,664	34,524
	50,618	52,251

See accompanying notes to the financial statements.

These interim financial statements have not been reviewed or audited on behalf of the shareholders by the Company's independent auditors, Deloitte & Touche LLP.

On behalf of the Board of Directors:

(signed)
W.J. McNAUGHTON
Chairman of the Audit Committee

(signed)
KENNETH H. HAYES
Director

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS AND RETAINED EARNINGS

For the Three Months Ended March 31,	2007	2006
(000s, except per share amounts)	*($)*	*($)*
Revenue		
Crude oil and liquids	**3,408**	3,312
Natural gas	**714**	1,295
Other income	**2**	25
	4,124	4,632
Less: royalties	**(825)**	(787)
	3,299	3,845
Expenses		
Production	**659**	692
General and administrative	**598**	302
Interest	**157**	48
Stock-based compensation *(Note 8)*	**257**	361
Depletion, depreciation and accretion	**1,948**	2,867
	3,619	4,270
Net loss and comprehensive loss for the period	**(320)**	(425)
Retained earnings, beginning of period	**1,635**	1,008
Retained earnings, end of period	**1,315**	583
Loss per share		
Basic and diluted *(Note 6)*	**(0.01)**	(0.01)

See accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31,	**2007**	2006
(000s)	***($)***	***($)***
Cash flows from operating activities		
Net loss for the period	**(320)**	(425)
Adjustments for:		
Depletion, depreciation and accretion	**1,948**	2,867
Stock-based compensation	**257**	361
Funds flow from operations	**1,885**	2,803
Changes in non-cash operating working capital balances *(Note 10)*	**856**	(41)
	2,741	2,762
Cash flows from financing activities		
Issue of shares, net	**509**	40
Increase in long-term debt	**1,200**	-
Repayment of long-term debt	**(66)**	-
Decrease in revolving bank loan	**(1,580)**	-
Change in non-cash working capital	**-**	-
	63	40
Cash flows from investing activities		
Proceeds on disposal of property and equipment	**-**	113
Additions to property and equipment	**(2,939)**	(7,309)
Change in non-cash investing working capital *(Note 10)*	**135**	3,574
	(2,804)	(3,622)
Decrease in cash and cash equivalents	**-**	(820)
Cash and cash equivalents, beginning of period	**-**	5,443
Cash and cash equivalents, end of period	**-**	4,623

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

March 31, 2007 and 2006

1. Nature of Operations and Significant Accounting Policies

Grand Banks Energy Corporation's ("Grand Banks" or "the Company") principal business is the exploration, development and production of oil and gas properties. The Company was originally incorporated on June 25, 1969 under the British Columbia Companies Act and changed its name from Pacific Amber Resources Ltd. to Grand Banks Energy Company in 2003. The Company has been continued under the Alberta Business Corporations Act. The Company's common voting shares are listed on the TSX Venture Exchange.

The unaudited interim financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"), using the same accounting policies as those set out in Note 2 to the financial statements for the year ended December 31, 2006 except for the changes discussed in the Note 2 below. The disclosures in these interim financial statements are incremental to those included in the annual financial statements and certain disclosures which are required to be included in the notes to the annual financial statements have been condensed or omitted. The interim financial statements should be read in conjunction with the financial statements for the year ended December 31,2006.

The financial statements of the Company as at March 31, 2007 and 2006 have been compiled by management and approved by the Company's Audit Committee on May 29, 2007. These interim financial statements and MD&A have not been reviewed or audited on behalf of the shareholders by the Company's independent external auditors, Deloitte & Touche LLP.

2. Changes in Accounting Policies

On January 1,2007, the Company adopted the new Canadian accounting standards for financial instruments – recognition and measurement, financial instruments – presentations and disclosures, hedging and comprehensive income. Prior periods have not been restated. Additional disclosure requirements for financial instruments and accounting changes have been approved by the Canadian Institute of Chartered Accountants and will be required disclosure beginning January 1, 2008.

(a) Financial instruments – recognition and measurement:

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for–trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when derecognized or impaired. There were no changes to the measurement of existing financial assets and liabilities at the date of adoption.

Cash and cash equivalents are designated as "held-for-trading" and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as "loans and receivables". Accounts payable and accrued liabilities and bank loans are designated as "other liabilities".

Risk management assets and liabilities are derivative financial instruments classified as "held-for-trading" unless designated for hedge accounting. The Company has no commodity contracts or fixed-price physical contracts in place at this time.

2. Changes in Accounting Policies (continued)

(b) Derivatives:

The Company may use various types of derivative financial instruments to manage risks associated with crude oil and natural gas fluctuations. These instruments are not used for trading or speculative purposes. Proceeds and costs realized from holding the related contracts are recognized in petroleum and natural gas revenues at the time that each transaction under a contract is settled. For the unrealized portion of such contracts, the Company utilized the fair value method of accounting. The fair value is based on an estimate of the amounts that would have been paid to or received from counterparts to settle these instruments given future market prices and other relevant factors. The method requires the fair value of the derivative financial instruments to be recorded at each balance sheet date with unrealized gains or losses on these contracts recorded through net earnings.

Prior to adoption of the new standards, physical receipt and delivery contacts were not within the scope of the definition of a financial instrument. On adoption of the new standards, the Company elected to continue to account for its physical delivery contracts on an accrual basis rather than non-financial derivatives.

(c) Embedded derivatives:

On adoption, the Company elected to recognize, as separate assets and liabilities, only for those embedded derivatives in hybrid instruments issued, acquired or substantively modified after January 1, 2003. The Company did not identify any material embedded derivatives which require separate recognition and measurement.

(d) Other comprehensive income:

The new standards establish a new statement of comprehensive income, which is comprised of net earnings and other comprehensive income. As the Company currently has no other comprehensive income items requiring disclosure this statement of comprehensive income is not required.

3. Property and Equipment

	Cost	Accumulated Depletion and Amortization	Net Book Value
(000s)	*($)*	*($)*	*($)*
March 31, 2007			
Petroleum and natural gas properties	**69,967**	**24,272**	**45,695**
Furniture and equipment	**132**	**65**	**67**
	70,099	**24,337**	**45,762**
December 31, 2006			
Petroleum and natural gas properties	67,027	22,346	44,681
Furniture and equipment	120	60	60
	67,147	22,406	44,741

3. Property and Equipment (continued)

Future development costs relating to proved reserves of $9,808,000 (December 31, 2006 – $10,568,000) have been included in the depletion calculation. The Company did not capitalize any general and administrative costs during the three months ended March 31, 2007 or March 31, 2006. The Company excluded $1,926,000 (December 31, 2006 – $1,785,000) of undeveloped properties from the depletion calculation as follows:

	March 31 2007	December 31 2006
(000s)	*($)*	*($)*
Unproven costs		
Land	**1,183**	1,056
Geological and geophysical	**278**	278
Drilling and completion	**465**	451
	1,926	1,785

The Company performed a ceiling test calculation at March 31, 2007 to assess the recoverable value of its oil and gas properties. The undiscounted value of future net revenues from the Company's proved reserves exceeded the carrying value of the oil and gas properties at March 31, 2007.

4. Bank Indebtedness

(a) Revolving bank loan

At March 31, 2007, the Company had a $10,500,000 (December 31, 2006 - $10,500,000) revolving line of credit agreement with a Canadian financial institution. The line of credit bears interest at prime plus 0.25% per annum, secured by the assets of the Company, and is due on demand. At March 31, 2007 the effective rate under the revolving line of credit was 6.25% (March 31, 2006 - 5.75%). At March 31, 2007, the Company was in compliance with all covenants related to this credit facility.

In May 2007 the credit facility was increased to $16,500,000 following the completion of the annual review.

(b) Long-term bank loan

At March 31, 2007 the Company had drawn $1,134,000 (December 31,2006 - $Nil) on its long-term credit facility with the same Canadian financial institution. This credit facility bears interest at 7.5%. This credit facility is fully drawn and the outstanding balance is repayable through blended monthly payments of interest and principal of $37,000. The balance is repayable over the next 34 months, the final installment being due January 31, 2010. This credit facility is secured by the assets of the Company, including a specific charge on the Tower Creek property.

5. Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	March 31 2007	December 31 2006
(000s)	*($)*	*($)*
Balance, beginning of period	**1,223**	894
Liabilities incurred in period	**12**	273
Asset retirement costs incurred	**-**	(29)
Accretion expense	**18**	85
	1,253	1,223
Less current portion	**295**	262
Balance, end of period	**958**	961

5. Asset Retirement Obligation (continued)

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation is estimated at $3,016,000 (December 31, 2006 – $3,063,000). The obligation was calculated using a credit-adjusted risk free discount rate of 8% and an inflation rate of 2%. It is expected that this obligation will be funded from the Company's general resources at the time the costs are incurred with the majority of costs expected to occur between 2009 and 2015. No funds have been set aside to settle this obligation.

6. Share capital

(a) Authorized

The authorized share capital consists of an unlimited number of common shares without nominal or par value.

(b) Issued and Outstanding

	Shares	Amount
(000s)	*(#)*	*($)*
Balance, December 31, 2006	31,915	30,489
Issued on exercise of options *(Note 6(e))*	**481**	**509**
Transfer from contributed surplus	-	**375**
Tax effect flow-through shares [1]	-	**(1,306)**
Balance at March 31, 2007	**32,396**	**30,067**

(1) Calculated at an effective rate of 31.10% on renounced expenditures.

(c) Per Share Amounts

The following table summarizes the calculation of basic net loss and diluted net loss per share for the three months ended March 31, 2007 and 2006:

March 31,	2007	2006
(000s, except per share amounts)	*($)*	*($)*
Net loss available to common shareholders	**(320)**	(425)
Weighted average number of common shares outstanding – basic	**32,135**	29,769
Dilutive effect of stock options	-	768
Weighted average number of common shares outstanding – diluted	**32,135**	30,537
Net loss per share Basic and diluted	**(0.01)**	(0.01)

(d) Flow-Through Share Information

	March 31 2007	December 31 2006
(000s)	*($)*	*($)*
Remaining obligation, beginning of period	**3,855**	6,740
Amount of flow-through shares issued	-	4,200
Expenditures incurred	**(991)**	(7,085)
Remaining obligation, end of period	**2,864**	3,855

6. Share Capital (continued)

(e) Stock Options

The Option Plan allows directors, employees and consultants to be granted incentive based compensation under the Option Plan while allowing a rolling maximum of 10% of the number of issued and outstanding shares from time-to-time to be granted under the Option Plan. Options may be granted under the Option Plan at an exercise price and vesting provisions as set by the Board of Directors of the Company from time-to-time, subject to the limitations of any stock exchange on which the common shares are listed.

As at March 31, 2007, the Company had the following stock options outstanding:

	Share Options	Option Price Per Share Range	Weighted Average Exercise Price
	(#000s)	*($)*	*($)*
Outstanding, December 31, 2006	2,854	1.00 – 1.80	1.24
Granted	**838**	**1.40**	**1.40**
Exercised	**(481)**	**1.00 – 1.25**	**1.06**
Expired	**(90)**	**1.25 – 1.65**	**1.49**
Outstanding, March 31, 2007	**3,121**	**1.00 – 1.80**	**1.31**

The following table summarizes information about the stock options outstanding at March 31, 2007:

	Options Outstanding			Options Currently Exercisable		
Option Price	Share Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
($)	*(#000s)*	*(Years)*	*($)*	*(#000s)*	*(Years)*	*($)*
March 31, 2007						
1.00	**10**	**4.1**	**1.00**	**10**	**4.1**	**1.00**
1.05	**970**	**3.3**	**1.05**	**970**	**3.3**	**1.05**
1.15	**150**	**3.6**	**1.15**	**150**	**3.6**	**1.15**
1.25	**497**	**4.3**	**1.25**	**327**	**3.8**	**1.25**
1.40	**838**	**6.0**	**1.40**	**280**	**5.0**	**1.40**
1.65	**642**	**4.8**	**1.65**	**450**	**4.4**	**1.65**
1.68	**4**	**5.5**	**1.68**	**1**	**4.5**	**1.68**
1.80	**10**	**5.2**	**1.80**	**3**	**4.2**	**1.80**
	3,121	**4.5**	**1.31**	**2,191**	**3.8**	**1.26**

(f) Issued on Exercise of Options

During the first quarter of 2007, the Company issued 481,600 (2006 – 40,000) common shares at $1.00 to $1.25 per share for cash on the exercise of options.

7. Contributed Surplus

	March 31 2007	December 31 2006
(000s)	*($)*	*($)*
Balance, beginning of period	2,448	1,790
Stock compensation costs	257	836
Transfer to share capital upon exercise of options	(375)	(178)
Balance, end of period	2,330	2,448

8. Stock Compensation

The total fair value of share options granted during the period was estimated at $257,000 (March 31, 2006 – $781,000) using the Black-Scholes option pricing model with the following assumptions:

March 31,	2007	2006
Dividend yield	**Nil**	Nil
Expected volatility *(%)*	**45**	74
Risk free rate of return *(%)*	**4.5**	4.5
Weighted average life *(years)*	**6**	5

9. Related Party Transactions

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties. The Company had the following related party transactions:

(a) The Company conducts oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

(b) Included in general and administrative expenses are consulting fees of $87,000 (2006 – $61,000) incurred with companies controlled by officers of the Company for the quarter ended March 31, 2007.

(c) Included in general and administrative expenses are legal fees of $8,000 (2006 – $11,000) incurred with a firm in which one of the Company's officers was a partner for the quarter ended March 31, 2007.

(d) Included in general and administrative expenses is $14,000 (2006 - $12,000) paid for directors' fees to independent directors for the quarter ended March 31, 2007.

Form 52-109F2 ***Certification of Interim Filings***

I Edward C. McFeely, Chief Executive Officer of Grand Banks Energy Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 29, 2007

"signed"

Edward C. McFeely
President & C.E.O.

Form 52-109F2 ***Certification of Interim Filings***

I Shawn D. McDonald, Chief Financial Officer of Grand Banks Energy Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grand Banks Energy Corporation, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 29, 2007

"signed"

Shawn D. McDonald
Chief Financial Officer

File No. 82-34896

GRAND BANKS ENERGY CORPORATION
2007 First Quarter Interim Report
(Unaudited)

RECEIVED

BALANCE SHEETS

	March 31 2007	December 31 2006
(000s)	*($)*	*($)*
ASSETS		
Current		
Cash and cash equivalents	-	-
Accounts receivable	**4,734**	6,044
Prepaid expenses and advances	**122**	160
	4,856	6,204
Property and equipment *(Note 3)*	**45,762**	44,741
Future tax asset	-	1,306
	50,618	52,251
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Revolving bank loan *(Note 4)*	**4,748**	6,328
Current portion of long-term loan *(Note 4)*	**376**	-
Accounts payable and accrued liabilities	**9,819**	10,176
Current portion of asset retirement obligation *(Note 5)*	**295**	262
	15,238	16,766
Long-term bank loan *(Note 4)*	**758**	-
Asset retirement obligation *(Note 5)*	**958**	961
	16,954	17,727
Shareholders' Equity		
Share capital *(Note 6)*	**30,067**	30,489
Share purchase loans	**(48)**	(48)
Contributed surplus *(Note 7)*	**2,330**	2,448
Retained earnings	**1,315**	1,635
	33,664	34,524
	50,618	52,251

See accompanying notes to the financial statements.

These interim financial statements have not been reviewed or audited on behalf of the shareholders by the Company's independent auditors, Deloitte & Touche LLP.

On behalf of the Board of Directors:

(signed)
W.J. McNAUGHTON
Chairman of the Audit Committee

(signed)
KENNETH H. HAYES
Director

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS AND RETAINED EARNINGS

For the Three Months Ended March 31,	2007	2006
(000s, except per share amounts)	*($)*	*($)*
Revenue		
Crude oil and liquids	**3,408**	3,312
Natural gas	**714**	1,295
Other income	**2**	25
	4,124	4,632
Less: royalties	**(825)**	(787)
	3,299	3,845
Expenses		
Production	**659**	692
General and administrative	**598**	302
Interest	**157**	48
Stock-based compensation *(Note 8)*	**257**	361
Depletion, depreciation and accretion	**1,948**	2,867
	3,619	4,270
Net loss and comprehensive loss for the period	**(320)**	(425)
Retained earnings, beginning of period	**1,635**	1,008
Retained earnings, end of period	**1,315**	583
Loss per share		
Basic and diluted *(Note 6)*	**(0.01)**	(0.01)

See accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31,	2007	2006
(000s)	*($)*	*($)*
Cash flows from operating activities		
Net loss for the period	**(320)**	(425)
Adjustments for:		
Depletion, depreciation and accretion	**1,948**	2,867
Stock-based compensation	**257**	361
Funds flow from operations	**1,885**	2,803
Changes in non-cash operating working capital balances *(Note 10)*	**856**	(41)
	2,741	2,762
Cash flows from financing activities		
Issue of shares, net	**509**	40
Increase in long-term debt	**1,200**	-
Repayment of long-term debt	**(66)**	-
Decrease in revolving bank loan	**(1,580)**	-
Change in non-cash working capital	-	-
	63	40
Cash flows from investing activities		
Proceeds on disposal of property and equipment	-	113
Additions to property and equipment	**(2,939)**	(7,309)
Change in non-cash investing working capital *(Note 10)*	**135**	3,574
	(2,804)	(3,622)
Decrease in cash and cash equivalents	-	(820)
Cash and cash equivalents, beginning of period	-	5,443
Cash and cash equivalents, end of period	-	4,623

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

March 31, 2007 and 2006

1. Nature of Operations and Significant Accounting Policies

Grand Banks Energy Corporation's ("Grand Banks" or "the Company") principal business is the exploration, development and production of oil and gas properties. The Company was originally incorporated on June 25, 1969 under the British Columbia Companies Act and changed its name from Pacific Amber Resources Ltd. to Grand Banks Energy Company in 2003. The Company has been continued under the Alberta Business Corporations Act. The Company's common voting shares are listed on the TSX Venture Exchange.

The unaudited interim financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"), using the same accounting policies as those set out in Note 2 to the financial statements for the year ended December 31, 2006 except for the changes discussed in the Note 2 below. The disclosures in these interim financial statements are incremental to those included in the annual financial statements and certain disclosures which are required to be included in the notes to the annual financial statements have been condensed or omitted. The interim financial statements should be read in conjunction with the financial statements for the year ended December 31,2006.

The financial statements of the Company as at March 31, 2007 and 2006 have been compiled by management and approved by the Company's Audit Committee on May 29, 2007. These interim financial statements and MD&A have not been reviewed or audited on behalf of the shareholders by the Company's independent external auditors, Deloitte & Touche LLP.

2. Changes in Accounting Policies

On January 1,2007, the Company adopted the new Canadian accounting standards for financial instruments – recognition and measurement, financial instruments – presentations and disclosures, hedging and comprehensive income. Prior periods have not been restated. Additional disclosure requirements for financial instruments and accounting changes have been approved by the Canadian Institute of Chartered Accountants and will be required disclosure beginning January 1, 2008.

(a) Financial instruments – recognition and measurement:

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for–trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when derecognized or impaired. There were no changes to the measurement of existing financial assets and liabilities at the date of adoption.

Cash and cash equivalents are designated as "held-for-trading" and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable are designated as "loans and receivables". Accounts payable and accrued liabilities and bank loans are designated as "other liabilities".

Risk management assets and liabilities are derivative financial instruments classified as "held-for-trading" unless designated for hedge accounting. The Company has no commodity contracts or fixed-price physical contracts in place at this time.

2. Changes in Accounting Policies (continued)

(b) Derivatives:

The Company may use various types of derivative financial instruments to manage risks associated with crude oil and natural gas fluctuations. These instruments are not used for trading or speculative purposes. Proceeds and costs realized from holding the related contracts are recognized in petroleum and natural gas revenues at the time that each transaction under a contract is settled. For the unrealized portion of such contracts, the Company utilized the fair value method of accounting. The fair value is based on an estimate of the amounts that would have been paid to or received from counterparts to settle these instruments given future market prices and other relevant factors. The method requires the fair value of the derivative financial instruments to be recorded at each balance sheet date with unrealized gains or losses on these contracts recorded through net earnings.

Prior to adoption of the new standards, physical receipt and delivery contacts were not within the scope of the definition of a financial instrument. On adoption of the new standards, the Company elected to continue to account for its physical delivery contracts on an accrual basis rather than non-financial derivatives.

(c) Embedded derivatives:

On adoption, the Company elected to recognize, as separate assets and liabilities, only for those embedded derivatives in hybrid instruments issued, acquired or substantively modified after January 1, 2003. The Company did not identify any material embedded derivatives which require separate recognition and measurement.

(d) Other comprehensive income:

The new standards establish a new statement of comprehensive income, which is comprised of net earnings and other comprehensive income. As the Company currently has no other comprehensive income items requiring disclosure this statement of comprehensive income is not required.

3. Property and Equipment

	Cost	Accumulated Depletion and Amortization	Net Book Value
(000s)	*($)*	*($)*	*($)*
March 31, 2007			
Petroleum and natural gas properties	**69,967**	**24,272**	**45,695**
Furniture and equipment	**132**	**65**	**67**
	70,099	**24,337**	**45,762**
December 31, 2006			
Petroleum and natural gas properties	67,027	22,346	44,681
Furniture and equipment	120	60	60
	67,147	22,406	44,741

3. Property and Equipment (continued)

Future development costs relating to proved reserves of $9,808,000 (December 31, 2006 – $10,568,000) have been included in the depletion calculation. The Company did not capitalize any general and administrative costs during the three months ended March 31, 2007 or March 31, 2006. The Company excluded $1,926,000 (December 31, 2006 – $1,785,000) of undeveloped properties from the depletion calculation as follows:

	March 31 2007	December 31 2006
(000s)	*($)*	*($)*
Unproven costs		
Land	**1,183**	1,056
Geological and geophysical	**278**	278
Drilling and completion	**465**	451
	1,926	1,785

The Company performed a ceiling test calculation at March 31, 2007 to assess the recoverable value of its oil and gas properties. The undiscounted value of future net revenues from the Company's proved reserves exceeded the carrying value of the oil and gas properties at March 31, 2007.

4. Bank Indebtedness

(a) Revolving bank loan

At March 31, 2007, the Company had a $10,500,000 (December 31, 2006 - $10,500,000) revolving line of credit agreement with a Canadian financial institution. The line of credit bears interest at prime plus 0.25% per annum, secured by the assets of the Company, and is due on demand. At March 31, 2007 the effective rate under the revolving line of credit was 6.25% (March 31, 2006 - 5.75%). At March 31, 2007, the Company was in compliance with all covenants related to this credit facility.

In May 2007 the credit facility was increased to $16,500,000 following the completion of the annual review.

(b) Long-term bank loan

At March 31, 2007 the Company had drawn $1,134,000 (December 31,2006 - $Nil) on its long-term credit facility with the same Canadian financial institution. This credit facility bears interest at 7.5%. This credit facility is fully drawn and the outstanding balance is repayable through blended monthly payments of interest and principal of $37,000. The balance is repayable over the next 34 months, the final installment being due January 31, 2010. This credit facility is secured by the assets of the Company, including a specific charge on the Tower Creek property.

5. Asset Retirement Obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	March 31 2007	December 31 2006
(000s)	*($)*	*($)*
Balance, beginning of period	**1,223**	894
Liabilities incurred in period	**12**	273
Asset retirement costs incurred	**-**	(29)
Accretion expense	**18**	85
	1,253	1,223
Less current portion	**295**	262
Balance, end of period	**958**	961

5. Asset Retirement Obligation (continued)

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation is estimated at $3,016,000 (December 31, 2006 – $3,063,000). The obligation was calculated using a credit-adjusted risk free discount rate of 8% and an inflation rate of 2%. It is expected that this obligation will be funded from the Company's general resources at the time the costs are incurred with the majority of costs expected to occur between 2009 and 2015. No funds have been set aside to settle this obligation.

6. Share capital

(a) Authorized

The authorized share capital consists of an unlimited number of common shares without nominal or par value.

(b) Issued and Outstanding

	Shares	Amount
(000s)	*(#)*	*($)*
Balance, December 31, 2006	31,915	30,489
Issued on exercise of options *(Note 6(e))*	**481**	**509**
Transfer from contributed surplus	-	**375**
Tax effect flow-through shares [1]	-	**(1,306)**
Balance at March 31, 2007	**32,396**	**30,067**

(1) Calculated at an effective rate of 31.10% on renounced expenditures.

(c) Per Share Amounts

The following table summarizes the calculation of basic net loss and diluted net loss per share for the three months ended March 31, 2007 and 2006:

March 31,	2007	2006
(000s, except per share amounts)	*($)*	*($)*
Net loss available to common shareholders	**(320)**	(425)
Weighted average number of common shares outstanding – basic	**32,135**	29,769
Dilutive effect of stock options	-	768
Weighted average number of common shares outstanding – diluted	**32,135**	30,537
Net loss per share Basic and diluted	**(0.01)**	(0.01)

(d) Flow-Through Share Information

	March 31 2007	December 31 2006
(000s)	*($)*	*($)*
Remaining obligation, beginning of period	**3,855**	6,740
Amount of flow-through shares issued	-	4,200
Expenditures incurred	**(991)**	(7,085)
Remaining obligation, end of period	**2,864**	3,855

6. Share Capital (continued)

(e) Stock Options

The Option Plan allows directors, employees and consultants to be granted incentive based compensation under the Option Plan while allowing a rolling maximum of 10% of the number of issued and outstanding shares from time-to-time to be granted under the Option Plan. Options may be granted under the Option Plan at an exercise price and vesting provisions as set by the Board of Directors of the Company from time-to-time, subject to the limitations of any stock exchange on which the common shares are listed.

As at March 31, 2007, the Company had the following stock options outstanding:

	Share Options	Option Price Per Share Range	Weighted Average Exercise Price
	(#000s)	*($)*	*($)*
Outstanding, December 31, 2006	2,854	1.00 – 1.80	1.24
Granted	**838**	**1.40**	**1.40**
Exercised	**(481)**	**1.00 – 1.25**	**1.06**
Expired	**(90)**	**1.25 – 1.65**	**1.49**
Outstanding, March 31, 2007	**3,121**	**1.00 – 1.80**	**1.31**

The following table summarizes information about the stock options outstanding at March 31, 2007:

	Options Outstanding			Options Currently Exercisable		
Option Price	Share Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
($)	*(#000s)*	*(Years)*	*($)*	*(#000s)*	*(Years)*	*($)*
March 31, 2007						
1.00	**10**	**4.1**	**1.00**	**10**	**4.1**	**1.00**
1.05	**970**	**3.3**	**1.05**	**970**	**3.3**	**1.05**
1.15	**150**	**3.6**	**1.15**	**150**	**3.6**	**1.15**
1.25	**497**	**4.3**	**1.25**	**327**	**3.8**	**1.25**
1.40	**838**	**6.0**	**1.40**	**280**	**5.0**	**1.40**
1.65	**642**	**4.8**	**1.65**	**450**	**4.4**	**1.65**
1.68	**4**	**5.5**	**1.68**	**1**	**4.5**	**1.68**
1.80	**10**	**5.2**	**1.80**	**3**	**4.2**	**1.80**
	3,121	**4.5**	**1.31**	**2,191**	**3.8**	**1.26**

(f) Issued on Exercise of Options

During the first quarter of 2007, the Company issued 481,600 (2006 – 40,000) common shares at $1.00 to $1.25 per share for cash on the exercise of options.

7. Contributed Surplus

	March 31 2007	December 31 2006
(000s)	*($)*	*($)*
Balance, beginning of period	2,448	1,790
Stock compensation costs	257	836
Transfer to share capital upon exercise of options	(375)	(178)
Balance, end of period	2,330	2,448

8. Stock Compensation

The total fair value of share options granted during the period was estimated at $257,000 (March 31, 2006 – $781,000) using the Black-Scholes option pricing model with the following assumptions:

March 31,	2007	2006
Dividend yield	**Nil**	Nil
Expected volatility *(%)*	**45**	74
Risk free rate of return *(%)*	**4.5**	4.5
Weighted average life *(years)*	**6**	5

9. Related Party Transactions

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties and which is similar to those negotiated with third parties. The Company had the following related party transactions:

(a) The Company conducts oil and gas exploration and development activities and related transactions with organizations managed or controlled by directors. These transactions are negotiated and conducted using standard industry agreements and terms.

(b) Included in general and administrative expenses are consulting fees of $87,000 (2006 – $61,000) incurred with companies controlled by officers of the Company for the quarter ended March 31, 2007.

(c) Included in general and administrative expenses are legal fees of $8,000 (2006 – $11,000) incurred with a firm in which one of the Company's officers was a partner for the quarter ended March 31, 2007.

(d) Included in general and administrative expenses is $14,000 (2006 - $12,000) paid for directors' fees to independent directors for the quarter ended March 31, 2007.

10. Statement of Cash Flows

(a) Changes in non-cash working capital balances are comprised of the following:

March 31,	**2007**	2006
(000s)	*($)*	*($)*
Accounts receivable	**1,310**	(698)
Prepaid expenses and advances	**38**	12
Accounts payable and accrued liabilities	**(357)**	4,219
	991	3,533
Less amounts related to investing activities	**135**	3,574
Less amounts related to financing activities	**-**	-
	856	(41)

(b) In the quarter ended March 31, 2007, the cash interest paid was $179,000 (March 31, 2006 – $47,000).

11. Subsequent Event

On May 3, 2007 the Company closed the sale of its Stoughton/Viewfield property in Saskatchewan for net proceeds of $8,100,000.

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

Grand Banks Announces Sale of Stoughton/Viewfield Oil Property

Calgary, Alberta – May 1, 2007

Grand Banks Energy Corporation (the "Corporation" or "Grand Banks") is pleased to announce that it has closed the sale of its producing oil property in the Stoughton/Viewfield area of south east Saskatchewan. The price received for the property was $8.5 million. The sale process was conducted with the assistance of Rundle Energy Partners, who acted as exclusive agent.

The Stoughton/Viewfield property involved a large farm-in agreement with a major producer. The farm-in deal was operated by Grand Banks with a 50% working interest, and to date 4 horizontal Bakken oil wells (2 net) had been successfully drilled on the lands, earning 10 (5 net) sections from a total potential land base of about 34 (17 net) sections. The 4 oil wells were producing a total of about 80 bopd (40 net to Grand Banks) at the time of the sale.

Edward McFeely, President of Grand Banks, stated "The sale of the Stoughton/Viewfield property is the successful culmination of a deal that we entered into in late 2005. We were able to add value by successfully exploring the lands with the drilling and completion of 4 Bakken oil wells. We expect our profit on the venture, net of capital expended, to be over $4 million. Although we think that there are many, many more development locations to be drilled, we felt that the development of the area was better suited to a much larger company, and funds from a sale could be used to fund development in areas where we think we can achieve better capital efficiency."

"We plan to drill 6 to 10 wells, mostly at a 100% working interest, by the end on the year on our lands in the Torquay/Three Forks light oil play located at Sinclair Manitoba near the Manitoba Saskatchewan border. Most of these wells are development wells and will be drilled horizontally. We also intend to spud, before the end of June, the second exploration well at Tower Creek, which targets an over-pressured , high deliverability Wabamun gas reservoir, at a depth of about 4,500 meters. We will pay 19.6% of the costs of this well to earn a 17.6% working interest. Our corporate production exit target for the year end 2007 is 1,400 boe/d, and with this sale now completed, we can reach that target using primarily cash flow and bank debt to fund our capital expenditures. Our long term goal is to increase our production to the 4,000 to 5,000 boe/d level in three to four years while prudently balancing debt and equity to optimize the growth in our value per share."

Grand Banks currently has a revolving bank line of $10.5 million and after giving effect to the sale, expects to have net debt (including working capital deficiency) of less than $3 million. In addition, Grand Banks has a term facility of $1.13 million that is being used to fund our share of a dehydration plant that is being built to process gas from the Grand Banks et al Tower Creek 2-21-55-27 W5M Leduc sour gas discovery. The construction of a 12 mile tie-in to the well and the $12 million dehy are now over 90% completed, and we expect to have the well on production by the end of June. With an anticipated gross raw production rate of 20 to 25 MMcf/d, Grand Banks 16.67% share of the well is expected to net us over 400 boe/d sales, bringing total corporate production to about 1,100 boe/d.

Grand Banks is listed on the TSX-Venture Exchange under the Symbol GBE.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8

Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

END